Form 20-F
period 2021-07-31
Ferguson plc
filed 2021-09-28
CIK 1832433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-40066

Ferguson plc
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
1020 Eskdale Road, Winnersh Triangle, Wokingham,
Berkshire, RG41 5TS. United Kingdom
(Address of principal executive offices)
Kevin Murphy
Group Chief Executive
Ferguson plc
c/o 1020 Eskdale Road, Winnersh Triangle, Wokingham,
Berkshire, RG41 5TS. United Kingdom +44 (0) 118 927 3800
investor@fergusonplc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares of 10 pence	FERG	London Stock Exchange
New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of July 31, 2021, the number of outstanding ordinary shares was 222,308,366.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐  No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:     U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other   ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CERTAIN REFERENCES
Unless otherwise specified or the context otherwise requires, the term “the Company” refers to Ferguson plc, and the terms “Ferguson,” “Group,” “we,” “us,” and “our” and other similar terms refer to Ferguson plc and its subsidiaries.
FORWARD-LOOKING STATEMENTS
Certain information included in this annual report is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our shares by domestic U.S. investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, including our ability to repay our indebtedness and obtain financing in the future to fund capital expenditures and other general corporate activities, legal or regulatory development changes, and other statements concerning the success of our business and strategies.
Forward-looking statements can be identified by the use of forward looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “intends,” “continues,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this annual report are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:
•weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control;
•adverse impacts caused by the COVID-19 pandemic or related variants;
•decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential repair, maintenance and improvement (“RMI”) markets as well as the new construction market;
•failure to rapidly identify or effectively respond to consumer wants, expectations or trends;
•failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks;
•unsuccessful execution of our operational strategies;
•failure to attract, retain and motivate key associates;
•ineffectiveness of or disruption in our international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability;
•fluctuations in foreign currency and fluctuating product prices (inflation/deflation);
•inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions;
•regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies;
•legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation;

•changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada;
•privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches;
•exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks;
•funding risks related to our defined benefit pension plans;
•inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease;
•failure to effectively manage and protect our facilities and inventory;
•our indebtedness and changes in our credit ratings and outlook;
•risks associated with our intention to relocate our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; and
•other risks and uncertainties set forth under the heading “Risk Factors” in this annual report.
Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A     [Removed and Reserved]
B     Capitalization and Indebtedness
Not applicable.
C     Reasons for the Offer and Use of Proceeds
Not applicable.
D     Risk Factors
In addition to the other information contained in this annual report, you should carefully consider the following risk factors before investing in our ordinary shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect the business, financial condition and results of operations of the Company. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Company could be materially and adversely affected. If that happens, the market price of our shares could decline, and you could lose all or part of your investment.
This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this annual report.
Risks Relating to Our Business
Weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, particularly in the United States, may adversely affect the profitability and financial stability of our customers, and could negatively impact our sales growth and results of operations.
Our financial performance depends significantly on industry trends and general economic conditions, including the state of the residential, commercial, civil/infrastructure and industrial markets, as well as changes in gross domestic product in the geographic markets in which we operate, particularly in the United States where we generated 94 percent of our revenue from continuing operations in fiscal 2021. We serve several end markets in which the demand for our products is sensitive to the construction activity, capital spending and demand for products of our customers. Many of these customers operate in markets that are subject to cyclical fluctuations resulting from market uncertainty, costs of goods sold, currency exchange rates, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments, wage inflation and a variety of other factors beyond our control. Any of these factors could cause customers to idle or close facilities, delay purchases, reduce production levels or experience reductions in the demand for their own products or services.

Adverse conditions in, or uncertainty about, the markets in which we operate, the economy or the political climate could also adversely impact the customers of our end markets and their confidence or financial condition, causing them to decide not to purchase our products or alter the timing of purchasing decisions or construction projects, and could also impact their ability to pay for products. Other factors beyond our control, including but not limited to unemployment, mortgage delinquency and foreclosure rates, inventory loss due to theft, interest rate and foreign currency fluctuations, labor and healthcare costs, the availability of financing, the state of the credit markets, changes in tax laws affecting the real estate industry, product availability constraints as a result of ineffectiveness of or disruption to our domestic or international supply chain or the fulfillment network, weather, cybersecurity incidents or network security breaches, natural disasters, acts of terrorism, global pandemics, such as the COVID-19 pandemic, international trade tensions, and geopolitical uncertainties, could have a material adverse effect on our business, financial condition and results of operations.
Any of these events could impair the ability of our customers to make full and timely payments or reduce the volume of products these customers purchase from us and could cause increased pressure on our selling prices and terms of sale. Accordingly, a significant or prolonged slowdown in activity in our relevant markets could negatively impact revenue growth and results of operations. In addition, we may have to close underperforming branches and/or showrooms from time to time as warranted by general economic conditions and/or weakness in the end markets in which we operate. Such closures could have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic has had an adverse impact on many sectors of the economy and, if it is prolonged or intensifies, it could have a material and adverse impact on our business and results of operations.
In December 2019, the COVID-19 virus, commonly known as “coronavirus,” surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Thereafter, the COVID-19 virus spread across the world, and notwithstanding the introduction of several vaccines, variants of the COVID-19 virus have developed and continue to develop, and the duration of the COVID-19 pandemic is unknown.
Many governments, including in the United States, United Kingdom, and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” Although many of these restrictions have been lifted, some of these restrictions remain and, due to the unpredictability of the COVID-19 pandemic, including due to variants, it is possible that some or all of these measures could be reinstated.
As a result of government measures in calendar year 2020, the Company was required to, and also chose to voluntarily, close a number of showrooms in the United States and moved to virtual consultation with customers, and/or a model where customers submitted orders online or via telephone and visited our stores for pick up. We reopened showrooms by mid-June 2020 and allowed customers back into our locations with appropriate protective measures in place. Due to the unpredictability of the COVID-19 pandemic it is possible that restrictive measures could be reinstated and that we may be required to close branches, showrooms, distribution centers, or our other facilities, which could adversely affect our revenues. If significant numbers of associates, key personnel and/or senior management become unavailable due to sickness, legal requirements or self-isolation, our operations could be disrupted and materially adversely affected. The loss of revenue due to the pandemic, or the failure to identify and respond promptly to the evolving environment caused by the pandemic, could have a material adverse effect on the Company’s business, financial condition and results of operations.
The COVID-19 pandemic has resulted in supply chain disruptions and delays. See “If our domestic or international supply chain or our fulfillment network for our products is ineffective or disrupted for any reason, or if these operations are subject to trade policy changes, our business, financial condition and results of operations could be adversely affected.”
Moreover, the COVID-19 pandemic has resulted in significant effects on the U.S. and Canadian economies, including due to the virus and restrictive measures adopted to prevent its spread, as well as various government stimulus programs. Both the severity and duration of the pandemic, as well as the future impact on the economy and potential government stimulus programs, are unknown.
In calendar year 2020, in the initial months of the pandemic, the Company modified its business practices to preserve our liquidity and cash flow position, including pausing merger and acquisition activity, withdrawing the interim dividend due for payment in April 2020 and suspending our share buyback program. We have since reinstated our merger and acquisition activity, effectively reinstated our dividend program and reinitiated our share buyback program, however, we may once again modify our business practices to preserve liquidity and cash flow if circumstances warrant.

In addition to the factors mentioned above, the COVID-19 pandemic may also give rise to disruptions to our information technology system, increased cyber-attacks, higher volatility in foreign currency and inflation and changes in relevant tax laws. There is risk that the Company may not be able to successfully pass on costs to the customer from continued inflation. International travel restrictions imposed in connection with the COVID-19 pandemic may also affect our ability to ensure that we remain tax resident in (or solely in) the United Kingdom. If the Company were to cease to be a UK tax resident, this could potentially result in taxes on unrealized gains of the Company, and the possible application of withholding taxes to dividend and interest payments made to the Company from certain of the Company’s subsidiaries. Any of the factors above could have a material adverse effect on the Company’s business, financial condition and results of operations and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
The industries in which we operate are highly competitive, and changes in competition, including as a result of consolidation, could result in decreased demand for our products and related service offerings and could have a material effect on our sales and profitability.
We face competition in all markets we serve, from manufacturers (including some of our own suppliers) that sell directly to certain segments of the market, wholesale distributors, supply houses, retail enterprises and online businesses that compete with price transparency. In particular, wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost non value added transactional business models or new technologies to aggregate demand away from incumbents. In the event that one or more online marketplace companies, which in some cases have larger customer bases, greater brand recognition and greater resources than we do, focus resources on competing in our markets, it could have a material adverse effect on our business, financial condition and results of operations. In addition, such competitors may use aggressive pricing and marketing tactics (such as paid search marketing) and devote substantially more financial resources to website and system development than we do. It is expected that competition could further intensify in the future as online commerce continues to grow worldwide. Increased competition may result in reduced revenue, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.
The industries in which we operate may be disrupted by nontraditional competitors through acquisitions of traditional competitors to expand their capabilities. The industries in which we operate are also consolidating as customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. This competitor consolidation could cause the industries to become more competitive as greater economies of scale are achieved.
Additionally, we have experienced competitive pressure from certain of our suppliers who are now selling their products directly to customers. Suppliers can often sell their products at lower prices and maintain higher gross margins on their product sales than we can. Continued competition from our suppliers may negatively impact our business and results of operations, including through reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.
In response to these competitive pressures, among other initiatives, we are applying technology as an important medium for delivering better customer service alongside the supply of our products, and to create dedicated tools to save customers time and money. However, we may not continue to realize benefits from such investments and such initiatives may not be successful. In addition, failure to effectively execute our strategies, including the development and acquisition of such new business models or technologies, or successfully identify future market and competitive pressures, could have a material adverse effect on revenue and profitability.
We may not rapidly identify or effectively respond to consumer wants, expectations or trends, which could adversely affect our relationship with customers, our reputation, the demand for our products and our market share.
The success of our business depends in part on our ability to identify and respond promptly to evolving trends in demographics, as well as customer wants, preferences and expectations, while also managing appropriate inventory levels and maintaining our focus on delivering an excellent customer experience. For example, our customers are currently facing challenges in the form of a shortage of skilled trade professionals and a need for improved construction productivity. It is also difficult to successfully predict the products and services that customers will require. In addition, each of the primary end markets we serve has different needs and expectations, many of which evolve as the demographics in a particular market change.
We offer more localized assortments of our products to appeal to needs within each end market. If we do not successfully evolve and differentiate to meet the individual needs and expectations of, or within, a particular end market, we may lose market share.

We are continuing to invest in our e-commerce and omni-channel capabilities and other technology solutions, including investments in significant upgrades to our enterprise-wide resource planning systems, to simplify our customer propositions and to optimize the supply chain and branch network to deliver a more efficient business.
The cost and potential problems and interruptions associated with these initiatives could disrupt or reduce the efficiency of our online and in-store operations in the near term, lead to product availability issues and negatively affect our relationship with our customers. Furthermore, accomplishing these initiatives will require a substantial investment in additional information technology associates and other specialized associates. We may face significant competition in the market for these resources and may not be successful in our hiring efforts. Failure to choose the right investments and implement them in the right manner and at the right pace could adversely affect our relationship with customers, our reputation, the demand for our products and services, and our market share. In addition, our branch and omni-channel initiatives, enhanced supply chain, and new or upgraded information technology systems might not provide the anticipated benefits. It might take longer than expected to realize the anticipated benefits, cost more than budgeted, or the initiatives might fail altogether, each of which could adversely impact our competitive position and our business, financial condition, results of operations and cash flows.
We could be adversely impacted by declines in the residential and non-residential RMI markets, as well as the new construction market.
Our end markets focusing on the residential and non-residential RMI and new construction markets are dependent, in part, upon certain macroeconomic trends in these markets. In fiscal 2021, the Company’s businesses operating in the RMI markets generated approximately 60% of total revenue from continuing operations.
Economic weakness, for example, a slowdown in the housing market caused by inflation, higher interest rates or other issues in the market, may cause unanticipated shifts in our end market preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer and, in turn, our customers and could adversely affect our operating performance.
Management monitors the activity levels of these markets through various indicators of home improvement and repair spending and commercial/industrial construction spending. For example, one of the indicators we use in the residential RMI market is the Leading Indicator of Remodeling Activity (“LIRA”), which provides a short-term outlook of national home improvement and repair spending to owner-occupied homes in the United States. LIRA projections for fiscal 2022 are expected to grow from fiscal 2021 levels. In our commercial and civil/infrastructure markets, management uses the American Institute of Architects Billings Index—Commercial/Industrial (“AIA Billings Index”), which is a leading economic indicator of construction activity and is widely seen as reflecting prospective construction spending. Any score below 50 indicates a decline in the business activity across the architecture profession, whereas an index score above 50 indicates growth. While the AIA Billings Index averaged below 50 for 7 of 12 months in fiscal 2020, and for the first six months of fiscal 2021, the index score has now risen above 50 from February 2021 through August 2021, with the most recent reading of 55.6 in August 2021.
A failure of a key information technology system or process could adversely affect the operations of our business.
Technology systems and data are fundamental to the future growth and success of our business. In managing our business, we rely on the integrity and security of, and consistent access to, data from these systems such as sales, customer data, merchandise ordering, inventory replenishment and order fulfillment. A major disruption of the information technology systems and their backup mechanisms may cause us to incur significant costs to repair the systems, experience a critical loss of data and/or result in business interruptions.
For these information technology systems and processes to operate effectively, we or our service providers must periodically maintain and update them. In addition, our systems and the third-party systems on which we rely are subject to damage or interruption from a number of causes, including: power outages; computer and telecommunications failures; computer viruses; security breaches; cybersecurity incidents, including the use of ransomware; catastrophic events such as fires, floods, earthquakes, tornadoes, or hurricanes; a pandemic outbreak or recurrence; acts of war or terrorism; and design or usage errors by our associates, contractors or third-party service providers. Although we and our third-party service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise of the integrity, security and consistent operations of these systems, such efforts may not be successful.

We rely on data centers and other technologies and services provided by third parties in order to manage our cloud-based infrastructure and operate our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements due to extended outages, interruptions, facility closure, or because it is no longer available on commercially reasonable terms, expenses could increase and our operations could be disrupted or otherwise impacted until appropriate substitute services, if available, are identified, obtained, and implemented which could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect our sensitive data and information systems against data corruption, cybersecurity incidents or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could adversely affect the operations of our business.
We may face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our customers, suppliers, and vendors. Cybersecurity incidents and network security breaches may include, but are not limited to, attempts to access information, computer viruses, ransomware, denial of service and other electronic security breaches. Cyber-attacks from computer hackers and cyber criminals and other malicious Internet-based activity continue to increase generally, and our services and systems, including the systems of our outsourced service providers, have been and may in the future continue to be the target of various forms of cybersecurity incidents such as DNS attacks, wireless network attacks, viruses and worms, malicious software, ransomware, application centric attacks, peer-to-peer attacks, phishing attempts, backdoor trojans and distributed denial of service attacks. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and these new techniques generally are not detected until after an incident has occurred.
While we have instituted safeguards for the protection of our information systems and believe we use reputable third-party providers, during the normal course of business, we have experienced and expect to continue to experience attempts to breach our information systems, and we may be unable to protect sensitive data and/or the integrity of our information systems. A cybersecurity incident could be caused by malicious third parties using sophisticated methods to circumvent firewalls, encryption and other security defenses. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target. Accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures.
As a result, we or our service providers could experience errors, interruptions, delays, or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations and be costly, time consuming and resource-intensive to remedy. As a result, we could forego revenue or profit margins if we are unable to operate. Furthermore, if critical information systems fail or otherwise become unavailable, our ability to process orders, maintain proper levels of inventories, collect accounts receivable and disburse funds could be adversely affected. Any such interruption of our information systems could also subject us to additional costs. Loss of customer, supplier, associate, or other business information could disrupt operations, damage our reputation, and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, associates, and others, any of which could have a material adverse effect on our business, financial condition and results of operations.
Since the beginning of the COVID-19 pandemic, cyber-attacks targeting companies have increased in frequency, scope, and potential harm. Cybercriminals are seeking to use the COVID-19 pandemic for commercial gain by deploying a variety of ransomware and other malware, including phishing, using the subject of coronavirus or COVID-19 as a lure, registering new domain names containing wording related to coronavirus or COVID-19, and attacking newly deployed remote access and teleworking infrastructure. As a result, a continuation of remote work arrangements could strain our business continuity plans, introduce operational risk, including but not limited to, cybersecurity risks, and impair our ability to manage our business. As these strategies continue to evolve, we may not be able to successfully protect our operational and information technology systems and platforms against such threats and we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If our domestic or international supply chain or our fulfillment network for our products is ineffective or disrupted for any reason, or if these operations are subject to trade policy changes, our business, financial condition and results of operations could be adversely affected.
We source, distribute and sell products from domestic and international suppliers, and their ability to reliably and efficiently fulfill our orders is critical to our business success. We purchase from approximately 34,000 suppliers located in various countries around the world.

Financial instability among key suppliers, political instability and labor unrest in source countries or elsewhere in our supply chain, changes in the total costs in our supply chain (also reflecting changes in fuel, labor and currency exchange rates), port labor disputes and security, the outbreak of pandemics, including COVID-19, weather-related events, natural disasters, work stoppages, shipping capacity constraints, changes in trade policy, retaliatory trade restrictions imposed by either the United States, Europe, China or another major source country, tariffs or duties, fluctuations in currency exchange rates and transport availability, capacity and costs are all beyond our control and could negatively impact our business if they seriously disrupted the movement of products through our supply chain or increased their costs. Additionally, as we add fulfillment capabilities or pursue strategies with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If our fulfillment network does not operate properly or if a supplier fails to deliver on its commitments, we could experience delays in inventory, increased delivery costs or lack of availability, any of which could lead to lower revenue and decreased customer confidence, and adversely affect our results of operations. Furthermore, our existing suppliers may decide to supply products directly to end users that are our existing or potential customers, which would have a detrimental effect on our ability to keep and procure customers, and maintain and win business, thereby having a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic has led to work and travel restrictions within, to, and out of a number of countries, resulting in supply chain disruptions and delays. These restrictions and delays, which may expand depending on the progression of the COVID-19 pandemic and related variants, have impacted and may continue to impact suppliers and manufacturers of certain of our products. This has made it difficult for our suppliers to source and manufacture products in, and to export our products from, affected areas. As a result, we have faced and may continue to face supply chain disruptions and delays, which could negatively affect our business and financial results. Even if we are able to find alternative sources for such products, they may cost more, which could adversely impact our profitability and financial condition.
Execution of our operational strategies could prove unsuccessful, which could have a material adverse effect on our business, financial condition and results of operations.
To achieve our key priorities, we must drive profitable growth across our operational businesses by fulfilling customer wants, capitalizing on attractive growth opportunities and achieving excellent execution. Fulfilling customer wants through differentiated service offerings that support our customers’ projects is a key part of our strategy to drive profitable growth. If service levels were to significantly decrease, customers might purchase from our competitors instead, resulting in reduced revenue, lower operating margins, reduced profitability, loss of market share and/or diminished brand recognition.
Development of our operating model is a key part of driving profitable growth. There is a risk that we are not sufficiently agile in adapting our operating model and therefore cannot adapt to changing customer wants and/or are unable to flex our cost base when required. Any failure to appropriately address some or all of these risks could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.
In order to compete, we must attract, retain and motivate key associates, and the failure to do so could have an adverse effect on our business, results of operations and financial condition.
We depend on our executive officers and senior management to run our businesses. As the Company develops new business models and new ways of working, it needs to develop suitable skill sets within the organization. Furthermore, as the Company continues to execute strategic change programs, including corporate migrations, it is important that existing skill sets, talent and culture are retained. Failure to do so could delay the execution of strategic change programs, result in loss of institutional knowledge and reduce the Company’s supply of future management skill.
The Company customarily negotiates employment agreements and non-competition agreements with key personnel of the companies we acquire in order to maintain key customer relationships and manage the transition of the acquired business. The loss of senior management and other key personnel, or the inability to hire and retain qualified replacements, both generally and in connection with the execution of key business strategies, including corporate migrations, could adversely affect the Company’s business, financial condition and results of operations.

Furthermore, the Company’s ability to provide high-quality products, advice and services on a timely basis depends, to a significant extent, on having an adequate number of qualified associates, including those in managerial, technical, sales, marketing and support positions. Accordingly, our ability to increase productivity and profitability and support our growth strategies may be limited by our ability to employ, train, motivate and retain skilled personnel, which in turn may be hindered by any present or future restructurings and cost savings initiatives. Due to the current tight labor market, we face significant competition in attracting and retaining skilled personnel, such as personnel with specialized skills and hourly workers, and our recruiting cycle may be longer as a result. While our retention rates have not changed materially, we have experienced, and may continue to experience, extended lead times in backfilling our more transient roles. If the tight labor market persists, this may increase our costs to maintain our workforce.
Our workforce constitutes a significant proportion of our cost base. Current wage inflation, as well as potential changes in applicable laws and regulations or other factors, such as labor union activity, resulting in increased labor costs, could have a material adverse effect on our business, financial condition and results of operations.
Fluctuating product prices may adversely affect the Company’s business, financial condition and results of operations.
Some of our products contain significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which are subject to price changes based upon fluctuations in the commodities market. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. In addition, shipping capacity constraints and related fluctuations in shipping rates and space availability further impact the product cost. Prices have increased due in part to the impact of the COVID-19 pandemic on the global economy. Our ability to adjust prices in a timely manner to account for price fluctuations may often depend on market conditions, our fixed costs and other factors. In the event circumstances require us to adjust our product prices and operational strategies to reflect fluctuating prices (inflation / deflation), there can be no assurance that such adjustments will be effective, which could have a material adverse effect on our business, financial condition and results of operations. For example, we increased inventory levels during the year to maintain product availability and our inability to pass on all or a portion of product price inflation to our customers in a timely manner could reduce our profit margins. Moreover, our efforts to monitor for signs of moderation or deflation, which would present risk that we may not be able to totally mitigate, may be ineffective and result in write-downs of inventories.
Acquisitions, partnerships, joint ventures, dispositions and other business combinations or strategic transactions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized and could have an adverse effect on our business, financial condition and results of operations.
Acquisitions are an important part of our growth model and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in sales, cost savings, synergies and various other benefits.
During fiscal 2021, 2020 and 2019, we completed a total of 7, 6, and 15 acquisitions, respectively. We may not realize any anticipated benefits from such transactions or partnerships, or any future ones, we may be exposed to additional liabilities of any acquired business or joint venture and we may be exposed to litigation in connection with any transaction. Furthermore, we may have trouble identifying suitable acquisition targets in the future. Our ability to deliver the expected benefits from any strategic transactions that we do complete is subject to numerous uncertainties and risks, including our acquisition assumptions; our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and distraction of management; hiring additional management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations.
Effective internal controls are necessary to provide reliable and accurate financial reports, and the integration of businesses may create complexity in our financial systems and internal controls and make them more difficult to manage. Integration of businesses into our internal control system could cause us to fail to meet our financial reporting obligations. Additionally, any impairment of goodwill or other assets acquired in a strategic transaction or charges to earnings associated with any strategic transaction, may materially reduce our profitability. Following integration, an acquired business may not produce the expected margins or cash flows. Our shareholders, vendors or customers may react unfavorably to substantial strategic transactions. Furthermore, we may finance these strategic transactions by incurring additional debt or raising equity, which could increase leverage or impact our ability to access capital in the future.

Our own brand products subject us to certain increased risks such as regulatory, product liability and reputational risks that could have an adverse effect on our business, results of operations and financial condition.
As we expand our own brand product offerings organically and through acquisitions, we may become subject to increased risks due to our greater role in the design, marketing and sale of those products. The risks include greater responsibility to administer and comply with applicable regulatory requirements, increased potential product liability and product recall exposure, and increased potential reputational risks related to the responsible sourcing of those products. To effectively execute on our “own brand” product differentiation strategy, we must also be able to successfully protect our proprietary rights and successfully navigate and avoid claims related to the proprietary rights of third parties. In addition, an increase in sales of our own brand products may adversely affect sales of our suppliers’ products, which in turn could adversely affect our relationships with certain of our suppliers. Any failure to appropriately address some or all of these risks could damage our reputation and have an adverse effect on our business, results of operations and financial condition.
Failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies could damage our reputation and negatively impact our business, financial condition and results of operations.
To continue to be successful, we must continue to preserve, grow and leverage the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to adverse effects on our business.
In particular, product quality issues as a result of our suppliers’ or manufacturers’ acts or omissions could negatively impact customer confidence in our brands and our products. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.
We seek to enter into contracts with suppliers which provide for indemnification from any costs associated with the provision of defective products. However, there can be no assurance that such contractual rights will be obtained or adequate, or that related indemnification claims will be successfully asserted by us.
If we fail to qualify for supplier rebates or are unable to maintain or adequately renegotiate our rebate arrangements, our results of operations could be materially adversely affected.
Many of our products are purchased pursuant to rebate arrangements that entitle us to receive a rebate based on specified purchases. Some arrangements require us to purchase minimum quantities and result in higher rebates with increased quantities of purchases. These rebates effectively reduce the costs of our products, and we manage our business to take advantage of these programs. Rebate arrangements are subject to renegotiation with our suppliers from time to time. In addition, consolidation of suppliers may result in the reduction or elimination of rebate programs in which we participate. If we are unable to qualify for these rebates, are unable to renew rebate programs on desirable terms, or a supplier materially reduces or stops offering rebates, our costs could materially increase, and our gross margins and income could be materially adversely affected.
Potential regional or global barriers to trade or a global trade war could increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.
Trade tensions between the United States and China have escalated over the past several years. Between July 2018 and December 2019, the United States government imposed tariffs on a variety of imports from China with rates ranging from 10% to 25% and the Chinese government retaliated with tariffs ranging from 5% to 10% on United States imports. On December 13, 2019, the United States and China each confirmed that the two countries had reached a “Phase One” deal in the ongoing trade war, resulting in the signing of economic and trade agreement on December 15, 2019 between the United States and China, which went into effect in January 2020. Most of the elevated tariffs imposed at the height of the U.S.-China trade war have remained in place, and the current U.S. presidential administration has not taken action to roll these back. Moreover, the current administration had suggested that it is open to using tariffs to fight China’s unfair trade practices. It remains unclear what additional, new, or different actions, if any, will be taken by the United States, China, or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, the erection of barriers to trade, tax policy related to international commerce, or other trade matters. The potential removal of some of the tariffs and trade actions and the respective deflationary impact could have an effect on our business, financial condition and results of operations. The current United States tariffs on China-origin goods and the related geopolitical uncertainty between the United States and China, which is a key market for the sourcing of our products, and between the United States and the European Union, have caused, and may continue to cause, our product costs to increase, which could have a material adverse effect on the competitiveness of our products and our business, financial condition, results of operations and cash flows. At this point in time, it remains to be seen what effects, if any, the current administration will have on a long-term comprehensive agreement on tariffs between the United States and China or on trade tensions between the United States and the European Union.
We are subject to various risks related to the local and international nature of our business, including domestic and foreign laws, regulations and standards. Failure to comply with such laws and regulations or the occurrence of unforeseen developments such as litigation could adversely affect our business.
Our business operates in the United States and Canada, and is subject to specific risks of conducting business in different jurisdictions across these countries and other parts of the world, including China, Taiwan, India, Thailand, Vietnam and Italy. Our business is subject to a wide array of domestic and international laws, regulations and standards in jurisdictions where we operate, including advertising and marketing regulations, anti-bribery and corruption/money laundering laws, anti-competition regulations, data protection (including payment card industry data security standards) and cybersecurity requirements (including protection of information and incident responses), environmental protection laws, foreign exchange controls and cash repatriation restrictions, government business regulations applicable to us as a government contractor selling to federal, state and local government entities, import and export requirements, intellectual property laws, labor laws, product compliance laws, supplier regulations regarding the sources of supplies or products, tax laws, zoning laws, unclaimed property laws and laws, regulations and standards applicable to other commercial matters. In particular, occupational health and safety or consumer product safety regulation may require that we take appropriate corrective action, including but not limited to product recall, in respect of products that we have distributed. Managing a product recall or other corrective action can be expensive and can divert the attention of management and other personnel for significant time periods. Moreover, we are also subject to audits and inquiries by government agencies in the normal course of business.
Failure to comply with any of these laws, regulations and standards could result in civil, criminal, monetary and non-monetary penalties as well as potential damage to the Company’s reputation. Changes in these laws, regulations and standards, or in their interpretation, could increase the cost of doing business, including, among other factors, as a result of increased investments in technology and the development of new operational processes. Furthermore, while we have implemented policies and procedures designed to facilitate compliance with these laws, regulations and standards, there can be no assurance that associates, contractors or agents will not violate such laws, regulations and standards or our policies. Any product recall or other corrective action may negatively affect customer confidence in the relevant Group member’s products and the Group itself, regardless of whether it is successfully implemented. Any such failure to comply or violation could individually or in the aggregate materially adversely affect our business, financial condition, results of operations and cash flows.
Changes in, or interpretations of United States, United Kingdom, Swiss or Canadian tax laws could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to tax in the United States, the United Kingdom, Switzerland and Canada, and increases to U.S. federal income tax rates and tax rates in other jurisdictions in which we operate or changes to the global tax framework could have an adverse effect on our business, financial condition and results of operations. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes.
Our effective tax rates could be affected by numerous factors, such as changes in tax laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. Proposed changes to the tax rules that apply to corporations, including an increase in the corporate income tax rate, a minimum tax on book income and changes that generally would increase the tax rates applicable to a U.S. corporation’s international income, could materially affect our tax obligations and effective tax rate. In addition, a higher UK tax rate in 2023 has been announced, higher U.S. federal tax rates have been proposed and the Organisation for Economic Co-operation and Development (OECD) has achieved widespread political agreement to work towards the implementation of a global minimum tax. As a result, it is possible that the Group’s consolidated effective tax rate will increase in the short term. It is difficult to predict whether and when tax law changes will be enacted that would have a material adverse effect on our business, financial condition, results of operations and cash flows.

The application of tax law is subject to interpretation and is subject to audit by taxing authorities. Additionally, administrative guidance can be incomplete or vary from legislative intent, and therefore the application of the tax law is uncertain. While we believe the positions reported by the Company comply with relevant tax laws and regulations, taxing authorities could interpret our application of certain laws and regulations differently. Future tax controversy matters may result in previously unrecorded tax expenses, higher future tax expenses or the assessment of interest and penalties.
We are required to maintain the privacy and security of personal information in compliance with privacy and data protection regulations worldwide. Failure to meet the requirements could harm our business and damage our reputation with customers, suppliers, and associates.
We rely on IT systems, networks, products, and services, some of which are managed by third-party service providers to protect our information. Increased information security threats and more sophisticated threat actors pose a risk to our information security program. Additionally, we collect, store, and process personal information relating to our customers, suppliers, and associates. This information is increasingly subject to a variety of U.S. and international laws and regulations, such as the General Data Protection Regulation, as enacted in the European Union and the United Kingdom, Canada’s Personal Information Protection and Electronic Documents Act, the California Consumer Privacy Act (the “CCPA”), Virginia’s Consumer Data Protection Act and other emerging privacy and cybersecurity laws internationally and across various U.S. states, which may carry significant potential penalties for noncompliance. Illustrative of this point, in the United States the CCPA, which came into effect in January 2020 has given California consumers more control over the personal information that businesses collect about them. The law created new data privacy rights for California consumers and requires certain businesses who collect personal information from California consumers to comply with various data protection requirements. Businesses like ours that are subject to the CCPA who fail to comply with the CCPA may be subject to class action lawsuits and fines per incident of noncompliance.
These data privacy and data protection laws and regulations are typically intended to protect the privacy of personal information that is collected, processed, transmitted, and stored in or from the governing jurisdiction. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between a company and its subsidiaries, including associate information. While we have invested and continue to invest significant resources to comply with data privacy regulations, many of these regulations are new, complex, and subject to interpretation. Noncompliance with these laws could result in negative publicity, damage to our reputation, penalties, or significant legal liability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business.
Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these corporations and their boards of directors accountable. Board diversity is an ESG topic that is, in particular, receiving heightened attention by investors, shareholders, lawmakers and listing exchanges. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

The nature of our operations may expose our associates, contractors, customers, suppliers and other individuals to health and safety risks and we may incur property, casualty or other losses not covered by our insurance policies.
The nature of our operations can expose our associates, contractors, customers, suppliers and other individuals to health and safety risks (including potential exposure to COVID-19 and related variants), which can lead to loss of life or severe injuries or illness. Such risks also include exposure to the potential for litigation from third parties. In the United States, in particular, the risk of litigation is generally higher than in other parts of our business in areas such as workers’ compensation, general liability and environmental and asbestos litigation.
For example, as a result of our past business activities, we are exposed, principally through indemnification claims, to various claims related to asbestos, for which we recognized environmental and legal provisions amounting to $64 million on our balance sheet as at July 31, 2021. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these litigation matters are resolved on unfavorable terms, or if our estimates regarding legal provisions accounting are incorrect. Factors which could cause actual results to differ from these estimates include: (i) increases in the number of, or adverse trends in, asbestos claims filed against any of the Company’s subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants and/or new procedural mechanisms that facilitate their claims; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s subsidiaries under state, federal or national liability laws; (vi) unpredictable aspects of the litigation process; (vii) adverse changes in the mix of asbestos related diseases with respect to which asbestos claims are made against the Company’s subsidiaries; (viii) potential legislative changes; and (ix) changes in the discount rate used to determine the discounted liability.
Although we maintain insurance we believe to be sufficient to cover estimated health and safety risks including product liability, health and safety in our operations, and vehicle and driver related claims and other types of claims in various jurisdictions, there can be no assurance that such insurance will provide adequate coverage against potential claims. If we do not have adequate contractual indemnification or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations.
We are and may continue to be involved in legal proceedings in the course of our business, and while we cannot predict the outcomes of those proceedings and other contingencies with certainty, some of these outcomes may adversely impact our business, financial condition, results of operations and cash flows.
We are and may continue to be involved in legal proceedings such as consumer and employment and other litigation that arises from time to time in the course of our business. Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely impact the business or could result in excessive verdicts. Any such outcome could have an adverse effect on our business, financial condition, results of operations and cash flows. Additionally, involvement in these lawsuits and related inquiries and other proceedings may involve significant expense, divert management’s attention and resources from other matters, and negatively affect our reputation.
Fluctuations in foreign currency may have an adverse effect on reported results of operations.
We are exposed to foreign currency exchange rate risk with respect to the U.S. dollar relative to the local currencies of our international subsidiaries, predominantly the Canadian dollar, and also the Pound Sterling (“GBP”), arising from transactions in the normal course of business, such as sales and loans to wholly owned subsidiaries, sales to third-party customers, purchases from suppliers and bank loans and lines of credit denominated in foreign currencies. Our only significant foreign exchange exposure from a revenue perspective is Canadian dollars. We also have foreign currency exposure to the extent receipts and expenditures are not denominated in the subsidiary’s functional currency, which could impact sales, costs and cash flows. Volatility arising from movements of the value of the U.S. dollar relative to the Canadian dollar and GBP has increased due in part to the impact of the COVID-19 pandemic on the global economy. Fluctuations in foreign currency exchange rates could affect the Company’s results of operations and impact reported net sales and net earnings.

We have funding risks related to our defined benefit pension plans.
The Group operates a variety of pension plans, including funded and unfunded defined benefit schemes in Canada and the United Kingdom. Our pension trustees and plan sponsors aim to match the liabilities with a portfolio of assets, comprising equity and debt securities alongside diversified growth assets and further investments designed to hedge the underlying interest and inflation risk inherent in the associated liabilities. The United Kingdom Plan (as defined below), the Group’s largest defined benefit plan, is closed to future service accrual and, has a buy-in insurance policy which covers a large proportion of the existing pensioner population. The market value of these assets can rise and fall over time which impact the funding position of the plan.
On an accounting basis, the liabilities of the Group’s pension plans are measured using discount rates assessed by reference to corporate bond yields, which can also vary significantly between reporting periods. As of July 31, 2021, we had recognized on our balance sheet a net pension asset of $108 million compared to a net pension liability of $27 million as of July 31, 2020 as it relates to the United Kingdom Plan. As it relates to our Canadian defined benefit plans, we had recognized on our balance sheet a net pension liability of $12 million and $34 million, respectively, as of July 31, 2021 and 2020. As required by United Kingdom pensions regulation, the United Kingdom Plan went through its triennial actuarial valuation exercise, which was measured on a technical basis, based on the United Kingdom Plan’s financial position as of April 30, 2019. As a result of this exercise, in July 2020, the Group agreed with the trustees of the United Kingdom Plan to a deficit reduction plan and paid contributions totaling £30 million (£10 million in the year to July 31, 2020 and £20 million in the year to July 31, 2021). Following the completion of the Group’s disposal of its shares in Wolseley UK Limited (“UK business”) on January 29, 2021, the Group retained future responsibility for the United Kingdom Plan, as the ongoing liabilities were not transferred to the purchaser.
Following the disposal of the Group’s business operations in the Nordic region in March 2018, the Group made a one-off contribution of $94 million to the United Kingdom Plan. The Group also elected to make an additional one-off contribution of $26 million into the United Kingdom Plan following the disposal of the UK business in January 2021. There are no further deficit reduction contributions due to be made, however a new deficit reduction plan will be agreed, if required, after the next triennial actuarial valuation in April 2022. Any requirement to pay such additional sums, due to factors such as a deterioration in economic conditions or changes in actuarial assumptions, could have an adverse effect on our financial condition. In addition, actions by the Pensions Regulator or the trustees of our pension plans or any material revisions to the existing pension legislation could result in us being required to incur significant additional costs immediately or in short timeframes. Such costs, in turn, could have an adverse effect on our financial condition.
Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.
The Company’s credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally or the introduction of new rating practices and methodologies. The COVID-19 pandemic could negatively impact our credit ratings and thereby adversely affect our access to capital and cost of capital. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for the Company to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.
We occupy most of our facilities under short-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a facility, we may remain obligated under the applicable lease.
Most of our branches are located in leased premises. Many of our current leases are non-cancelable and typically have terms of around five years, with options to renew for specified periods of time. There can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close or cease to use a facility, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term.

We have risks related to the management and protection of our facilities and inventory.
We have office, showroom, counter, warehouse and distribution facilities located in all regions in which we operate which may be subject to a risk for crimes that could impact our operations, financial performance or reputation. No security or audit program is 100% effective, and there is a risk that our security programs will not prevent the occurrences of crimes of break-ins, theft, property damage, and workplace violence. In the current climate of geopolitical uncertainty and social unrest, a security compromise could result in significant facility damage or loss, loss of inventory or personal injury to customers, suppliers or associates. There is a risk that inventory controls and facility security will fail resulting in inventory shrinkage or loss due to inadequate inventory tracking or misconduct of associates, customers, vendors or other third parties. Moreover, our inventory is located across the Company’s distribution facilities and branches and the disaggregated nature of our inventory could result in a failure to accurately record the existence and condition of our inventory. Security incidents, inventory loss or failure to maintain accurate records related to our inventory could have a negative effect on our business, financial condition, results of operations or reputation.
We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability, and potentially disrupt our business.
We accept payments using a variety of methods, including trade credit, cash, checks, credit and debit cards, PayPal and gift cards, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business.
The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or be subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business, financial condition and results of operations could be adversely affected.
Also, certain of the Company’s customers or suppliers or other third parties may seek to obtain products fraudulently from, or submit fraudulent invoices to, any member of the Group. The Company has sought to extend best practice with a number of processes and controls to minimize opportunities for fraud. If the Company is unsuccessful in detecting fraudulent activities, it could suffer loss directly and/or lose the confidence of its customers and/or suppliers, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition, our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results or financial condition.
Accounting standards, including both IFRS for our fiscal 2021 and prior fiscal years and U.S. GAAP for periods beginning on and after August 1, 2021, and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters, pensions and litigation, are complex and involve many subjective assumptions, estimates and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions and estimates or judgments could significantly change our reported or expected financial performance or financial condition.

The Company’s strategy could be materially adversely affected by its indebtedness.
As of July 31, 2021, we had total borrowings of $2.7 billion. We may incur substantial additional indebtedness in the future, in particular in connection with future acquisitions which remain a core part of our strategy, some of which may be secured by some or all of our assets. Our overall level of indebtedness from time to time may have an adverse effect on our strategy, including requiring us to dedicate portions of our cash flow to payments on our debt, thereby reducing funds available for reinvestment in the business; restricting us from securing the financing, if necessary, to pursue acquisition opportunities; limiting our flexibility in planning for, or reacting to, changes in our business and industry; and placing us at a competitive disadvantage compared to our competitors that have lower levels of indebtedness.
We may need to refinance some or all of our debt upon maturity either on terms which could potentially be less favorable than the existing terms or under unfavorable market conditions, which may also have an adverse effect on our strategy.
Risks Relating to Our Status as a Publicly Listed Company in the United States and Ownership of Our Ordinary Shares
We expect to seek shareholder approval to relocate our primary listing to the United States, which could cause volatility in our share price and shareholder base.
We currently maintain a premium listing on the London Stock Exchange (the “LSE”) and are a member of the FTSE 100 index of listed companies and maintain an additional listing on the New York Stock Exchange (the “NYSE”). As previously announced, we expect to seek shareholder approval to relocate our primary listing to the United States. If we are unable to achieve the required shareholder approval to change the primary listing to the United States, this could cause volatility in our share price.
In contrast, if we do achieve the required shareholder approval, and move to a primary listing in the United States and a standard listing on the LSE, we will no longer be a member of the FTSE 100. In addition, once we move to a primary listing on the NYSE, we will not necessarily be eligible for inclusion in certain U.S. indices in the near term until we achieve certain trading volume thresholds on the NYSE. Moreover, we cannot guarantee that, once eligible, we will be included in any index in the United States.
As a result, we anticipate that, if we obtain the required shareholder approval to relocate our primary listing to the United States and transition to a primary listing on the NYSE, certain institutional holders of our ordinary shares may no longer be permitted to hold our ordinary shares (pursuant to their internal investment mandate, for example relating to FTSE 100 status and LSE premium listing status), and certain similarly situated U.S. investors may not immediately be able to invest in our ordinary shares (pursuant to their investment mandates, for example due to our lack of inclusion in U.S.-centric indices). Any such mismatch between supply and demand could cause the price of our ordinary shares to become more volatile and could impact our ability to meet certain criteria for inclusion on U.S. indices.
We will transition to the financial reporting standards that we apply to our financial statements from IFRS to U.S. generally accepted accounting principles, or “U.S. GAAP,” for periods beginning on and after August 1, 2021 and, as a result, some of our financial data may not be easily comparable to historical financial results.
We will transition from IFRS to U.S. GAAP and will report our financial statements under U.S. GAAP for periods beginning on and after August 1, 2021. In connection with this transition, we have invested significant resources and time to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements. We have incurred, and expect that we may further incur, significant additional legal, accounting and other expenses in connection with this transition, which may negatively impact our results of operations.
There have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to lease accounting, share-based compensation expense, pension costs, goodwill and income tax. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they are prepared in accordance with U.S. GAAP. Consequently, when we begin reporting in U.S. GAAP, you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.

The obligations associated with being a public company in the United States require significant resources and management attention, and changing laws, regulations and standards are creating uncertainty for United States public companies.
As a public company with a recent additional U.S. listing of our ordinary shares in the United States, we continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the listing requirements of the NYSE, and other applicable securities rules and regulations. The Exchange Act requires that we file annual and other reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the establishment and the maintenance of the corporate infrastructure demanded of a United States public company may, in certain circumstances, divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a public company in the United States. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly. These additional obligations may have a material adverse impact on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance, ESG matters, and public disclosure are creating uncertainty for public companies in the United States, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested, and expect to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased operating expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.
We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2022 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.
In connection with the preparation of our fiscal 2020 consolidated financial statements, two material weaknesses in our internal control over financial reporting were identified. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to accurately and timely meet our reporting obligations, which may adversely affect investor confidence in us and, as result, the value of our ordinary shares.
In connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses related to: (i) a lack of segregation of duties associated with an associate having administrator access to our consolidation system while also having the ability to prepare and post manual journal entries without independent review as well as a lack of precision in and evidence of the review of consolidation and related journal entries and (ii) the presentation of deferred tax assets and deferred tax liabilities.

We have remediated these material weaknesses by: (a) removing the administrator access from the associate; (b) enhancing our review of manual journal entries with the appropriate level of precision and retention of evidence of review by an independent reviewer who does not have the ability to prepare and post manual journal entries; and (c) enhancing our review of the presentation of deferred taxes within our consolidated financial statements.
We have taken measures to design and implement an effective control environment and, while we believe we have fully remediated the material weaknesses in our internal controls, if we are unable to successfully maintain internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected. Further, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to prevent the occurrence of material weaknesses in the future. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investor confidence in us may be adversely affected and, as a result, the value of our ordinary shares may decline.
Our ordinary shares are subject to market price volatility and the market price may decline disproportionately in response to developments that are unrelated to our operating performance.
The market price of our ordinary shares has been and may in the future be volatile and subject to wide fluctuations. The market price of our ordinary shares may fluctuate as a result of a variety of factors including, but not limited to, general economic conditions, period to period variations in operating results or changes in revenue or profit estimates by us, industry participants or financial analysts. The market price could also be adversely affected by developments unrelated to our operating performance, such as the operating and share price performance of other companies that investors may consider comparable to us, speculation about us in the press or the investment community, unfavorable press, strategic actions by competitors (including acquisitions and restructurings), changes in market conditions, regulatory changes and broader market volatility and movements. Any or all of these factors could result in material fluctuations in the price of our ordinary shares, which could lead to investors getting back less than they invested or a total loss of their investment.
The rights afforded to our shareholders are governed by Jersey law. Not all rights available to shareholders under United States law will be available to holders of our ordinary shares.
The rights of holders of our ordinary shares are governed by Jersey law and our memorandum of association and articles of association (the “Articles”), which may not provide the level of legal certainty and transparency afforded by incorporation in a United States state.
The Company is organized under the laws of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
Rights afforded to shareholders under Jersey law differ in certain respects from the rights of shareholders in typical United States companies. In particular, Jersey law currently significantly limits the circumstances in which the shareholders of Jersey companies may bring derivative actions (i.e., legal actions brought by a shareholder on behalf of a company against a third party). Under Jersey law, in most cases, only the Company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against us (including breaches of directors’ duties) and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. There are a number of judicially accepted exceptions to this general rule, including what is known as “fraud on the minority”, being where there is a prima facie case of equitable fraud on the part of the prospective defendant and the alleged wrongdoers themselves were in control of the company and improperly preventing it from bringing proceedings.
Under Article 141 of the Companies (Jersey) Law 1991, as amended, (“Jersey Companies Law”), a shareholder may however apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings or providing for the purchase of shares by a company or by any of its other shareholders. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a United States company.

Jersey law does not preclude a shareholder from alleging a violation of federal securities laws in the United States.
We are a foreign private issuer and, as a result, are not subject to United States proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States issuer.
We currently report under the Exchange Act as a non-United States company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to United States public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and to return any profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the United States Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while United States domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to United States issuers. This may afford less protection to holders of our ordinary shares.
As a foreign private issuer listed on the NYSE, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. For more information regarding the corporate governance requirements in lieu of which we may follow home country corporate governance practices, see “Item 16G. Corporate Governance.”
A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Jersey and which is listed on the main market of the LSE, we may follow our home country practice with respect to, among other things, the NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Jersey and the United Kingdom do not generally require us to obtain shareholder approval for equity compensation plans and material revisions thereto, except under certain restricted circumstances.
These and other home country practices may afford less protection to holders of our ordinary shares than would be available to the shareholders of a United States corporation.
We may lose our foreign private issuer status in the future, which could result in additional costs and expenses.
We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations that apply to United States domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as at January 31, 2022.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power was held by United States citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under United States securities laws as a domestic issuer may be higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with United States federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with United States domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

Our ability to pay dividends or effect other returns of capital in the future depends, among other things, on our financial performance.
There can be no guarantee that our historical performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate, and our revenue, profit and cash flow may significantly underperform market expectations. If our cash flow underperforms market expectations, then our capacity to pay a dividend or effect other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to effect other returns of capital will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions (if any) on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/profits, working capital requirements, finance costs, general economic conditions and other factors that the Board deems significant from time to time.
The issuance of additional ordinary shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.
We may seek to raise financing to fund future acquisitions and other growth opportunities. We may, for these and other purposes, issue additional equity or convertible equity securities. As a result, our shareholders may suffer dilution to their percentage ownership of the Company, or the market price of the ordinary shares may be adversely affected.
The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends.
The Company is a group holding company with no independent operations and is dependent on earnings and distributions of funds from its operating subsidiaries for cash, including in order to pay dividends to its shareholders. Its ability to pay dividends to its shareholders therefore depends on the ability of its subsidiaries to distribute profits or pay dividends to the Company, general economic conditions and other factors that the directors deem significant from time to time. Its distributable reserves can be affected by reductions in profitability, impairment of assets and severe market turbulence.
Item 4.    Information on the Company
A     History and Development
General History and Development
The Group was founded in 1887 when Frederick York Wolseley launched the Wolseley Sheep Shearing Machine Company. In 1979, the Group sold its manufacturing companies to focus solely on distribution. Beginning in 1980, the Group expanded its businesses through organic growth and acquisitions in the United States, Canada and Europe, including the acquisition in 1982 of Ferguson Enterprises, LLC (formerly, Ferguson Enterprises Inc.). On April 14, 1986, the Group was listed on the LSE and the then ultimate holding company of the Group changed its name to Wolseley plc.
From the 1990s to the mid-2000s, the Group continued to expand across Europe, including into the Netherlands, Switzerland, Ireland, Belgium and the Nordic region, and across the United States and Canada. In 2009, as a result of the financial crisis, the Group implemented a comprehensive restructuring program across its businesses to reduce fixed costs and close underperforming branches. During this period, the Group focused its resources on those businesses capable of generating the highest returns for shareholders and, in particular, on the core plumbing and heating markets. This strategy resulted in the disposal of a number of the Group’s businesses.
On July 31, 2017, Wolseley plc changed its name to Ferguson plc to better align the name of the Group with its largest subsidiary in the United States.
In March 2018, the Group sold Stark Group, its Nordic business, as a result of a lack of synergies with the rest of the Group’s plumbing and heating activities. Due to the Group’s strong funding position, the majority of the proceeds from the sale were subsequently distributed to shareholders.
On January 30, 2019, the Group disposed of Wasco (its Netherlands B2B business), its last remaining Central European business.
On May 10, 2019, following shareholder approval, the Group consummated a corporate restructuring and moved its headquarters and the tax residence of its holding company from Switzerland to the United Kingdom. The transaction was undertaken to simplify the Group’s corporate structure. As a result of the restructuring, the Company became the Group’s ultimate holding company, and all of the ordinary shares of the former holding company were exchanged on a one-for-one basis for ordinary shares of the Company.
On January 29, 2021, the Group sold its UK business to enable Ferguson to be wholly focused on serving customers in North America. As part of the transaction, the Group retained future responsibility for the United Kingdom defined benefit pension plan, the Group’s main defined benefit plan in the United Kingdom (the “United Kingdom Plan”).
The disposition did not result in significant management relocation efforts, as the majority of the Company’s senior management team, including its Chief Executive Officer and Chief Financial Officer, are located in the United States. Certain of the Company’s personnel, including the Company Secretary, remain in the United Kingdom.
On March 8, 2021 the additional U.S. listing of the Company’s ordinary shares became effective and such shares began trading on the NYSE. As a result of the additional U.S. listing, also effective March 8, 2021, the Company’s American Depository Receipt (ADR) program was terminated. The Group currently retains its premium listing on the London Stock Exchange and is included in the FTSE 100 index. Investors can trade on both exchanges under the ticker symbol: FERG.
On May 11, 2021, the Group returned substantially all of the net cash proceeds of the sale of the UK business to shareholders by way of a special dividend.
Company Information
The Company’s legal name is Ferguson plc. The Company is tax resident in the United Kingdom. The Company was incorporated and registered in Jersey on March 8, 2019 under the Jersey Companies Law, as a private limited company under the name Alpha JCo Limited with company number 128484. The Company converted its status to a public limited company and changed its name to Ferguson Newco plc on March 26, 2019. The Company then changed its name to Ferguson plc on May 10, 2019. The principal legislation under which the Company operates is the Jersey Companies Law and regulations made thereunder. Although the Company (being Jersey incorporated) is not subject to the United Kingdom Companies Act 2006 (“CA 2006”), the Company retains the CA 2006 standards of governance and corporate responsibility as if it were subject to CA 2006 and adheres to the UK Corporate Governance Code.
The Company’s registered office address is: 13 Castle Street St Helier, Jersey JE1 1ES Channel Islands, and the Company’s corporate headquarters address is 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5TS and its telephone number is +44 (0) 118 927 3800. The Company is also registered in the United Kingdom as Ferguson Group Holdings, UK Establishment No. BR021199.
In the United States, the business operates primarily under the Ferguson brand. In Canada, the business operates primarily under the Wolseley brand. See “Item 4. Information on the Company—B. Business Overview” for information regarding our principal business segments in our geographic markets.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Capital expenditure” for a description of our capital expenditures.
The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The reports and other information the Company files or furnishes with the SEC are also available on the Company’s website, www.fergusonplc.com.
B     Business Overview
We are a value-added distributor of plumbing and heating products and solutions delivered through specialist sales associates, showroom consultants and e-commerce. We serve customers principally in North America, predominantly within the RMI sector as well as new residential construction. We have over 34,000 suppliers that give us access to a diverse and broad range of quality products. We serve our customers through a network of 11 distribution centers, 5,300 fleet vehicles, 1,679 branches and approximately 31,000 associates, in each case, as at July 31, 2021.The Group operates in two reportable segments: the United States and Canada.

United States
The United States segment contributed 94 percent, 95 percent and 93 percent of total consolidated revenue from continuing operations in fiscal 2021, 2020 and 2019, respectively.
The United States segment operates primarily under the Ferguson brand, providing a broad range of plumbing and heating products and solutions delivered through a common network of distribution centers, branches and specialist sales associates, counter service, showroom consultants and e-commerce. It operates nationally, serving the residential, commercial, civil/infrastructure and industrial end markets.
The residential end market (representing 56%, 54% and 52% of total United States segment revenue in fiscal 2021, 2020 and 2019, respectively), focuses on both new construction and RMI across single and multifamily homes. Sales are typically made to trade contractors, builders and remodeling contractors across both RMI and new construction, with our products consisting of plumbing supplies, water heaters, pipe, valves and fittings, kitchen and bathroom fixtures, appliances, HVAC units and supplies and our services including consultation, advice and project management, online tools, pro pick-up and delivery.
The commercial end market (representing 31%, 32% and 33% of total United States segment revenue in fiscal 2021, fiscal 2020 and fiscal 2019, respectively), focuses on new construction and RMI across the majority of non-residential sectors such as education, health care, government facilities, warehousing, data centers, lodging and offices. Sales are typically made to commercial plumbing and mechanical contractors with our products including plumbing parts and supplies, pipe, valves and fittings, fire sprinkler systems, hangers, struts and fasteners, and our services consisting of quotation services, jobsite delivery and logistics, project management and fabrication.
The civil/infrastructure end market (representing 7% of total United States segment revenue in fiscal 2021, fiscal 2020 and fiscal 2019), focuses on public and private water authorities, utility contractors, public works/line contractors and heavy highway contractors. Our products include pipe, valves and fittings, water meters and automation, irrigation and drainage, geosynthetics and stormwater management products and our services include digitally enhanced estimation, project management and design services, job site delivery, logistics and advanced metering infrastructure.
The industrial end market (representing 6%, 7% and 8% of total United States segment revenue in fiscal 2021, fiscal 2020 and fiscal 2019, respectively), focuses on new construction, repairs and maintenance in a variety of sectors such as chemical, energy, food and beverage, mining and pulp and paper. Our products include pipe, fittings and flanges, general industrial maintenance repair and operations products, high density polyethylene products and fabrication and our services consist of supply chain services, equipment rental and valves and automation services.
Across all of our end markets, we offer our products online, including, but not limited to, plumbing supplies, pipe, valves and fittings, kitchen and bathroom fixtures, appliances, HVAC units and supplies, hangers, struts, fasteners and water heaters. Sales from e-commerce represented 21% and 19% of total United States segment revenue in fiscal 2021 and 2020, respectively.
Our United States business operates 1,470 branches serving all 50 states with approximately 28,000 associates, in each case, as at July 31, 2021. The branches are served by 10 distribution centers, providing same-day and next-day product availability, which we believe to be a competitive advantage and an important requirement for customers. In addition, the Company is developing market distribution centers (“MDC”) in certain major metropolitan areas for final mile distribution. We opened our first MDC in late-fiscal 2021 in Denver, Colorado.
Canada
The Canada segment contributed 6%, 5% and 7% of total consolidated revenue from continuing operations in fiscal 2021, 2020 and 2019, respectively.
The Canada segment predominantly serves trade customers across the residential, commercial and industrial sectors in both RMI and new construction. The business operates 209 branches with one distribution center and approximately 3,000 associates, in each case, as at July 31, 2021. The Canada segment operates primarily under the Wolseley brand and supplies plumbing, heating, ventilation, air conditioning and refrigeration products to residential and commercial contractors. It also supplies specialist water and wastewater treatment products to residential, commercial and infrastructure contractors, and supplies PVF solutions to industrial customers.

Competitive Conditions
We believe we are well-equipped to win new customers and make attractive returns. We have leading positions in the residential and commercial end markets based on revenue as a percentage of overall market size. The markets we serve are highly fragmented with very few large competitors and a higher number of mid-size regional distributors as well as small and local distributors. While our market positions can be expanded through growth of our existing business, acquisitions also remain a core part of our growth strategy and will focus on acquisitions that bolt-on to our existing branch network as well as acquisitions that provide further capabilities to serve our customers. We believe there is a significant opportunity for strong growth and continued consolidation within each of these large, fragmented markets. Many customer projects require a range of products and services from across our businesses and we leverage our scale and expertise across the organization for the benefit of our customers. Specifically, we believe our network of suppliers, associates and the number of branches and distribution centers provides us with the scale and expertise to serve our customers better than our competitors do, as many of these competitors operate only locally. We have over 34,000 suppliers that give us access to a diverse and broad range of quality products. We serve our customers through a network of 11 distribution centers, 5,300 fleet vehicles, 1,679 branches and approximately 31,000 associates, in each case, as at July 31, 2021. We believe these factors enable continued growth in revenue as well as growth in cash flow and, therefore, may better enable us to provide investment returns to shareholders. In addition, we also benefit from significant synergies to help lower operating costs and improve margins. We have chosen to operate in each of these markets because we believe we can generate strong growth, solid gross and net margins and good returns on capital.
Value-Added Distributor
Our purpose is to act as a trusted supplier and partner to our customers, providing innovative products and solutions to make their projects better. We offer excellent service, advice and a broad range of specialist plumbing and heating products delivered where and when our customers need them. The emergence of COVID-19 has demonstrated more than ever how our customers rely on us every day to help them deliver critical infrastructure spanning almost every stage of residential, commercial, industrial and civil/infrastructure. Whatever the future challenges, we will continue to partner with our customers to keep millions of homes and businesses operating while helping them to run their business more efficiently.
Customer Base, Contractual Relationships and Seasonality
Our customer base is highly diversified, with no individually significant customer. We are not dependent on any material licenses (other than as described below under “—Intellectual Property”), industrial, commercial or financial contracts (including contracts with customers and suppliers) or new manufacturing processes. Our business is not highly seasonal.
Intellectual Property
We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary assets and our brand. We have registered or applied for registration of trademarks, service marks, copyrights and internet domain names, both domestically and internationally.
Raw Materials and Commodities
We source, distribute and sell products from domestic and international suppliers. We purchase from over 34,000 suppliers. Over 95% of the products sold in the United States are sourced from U.S.-based suppliers. Our raw materials are generally available from several sources and are not generally subject to supply constraints in normal market conditions. In the United States, approximately 12% of revenues are derived from basic products containing significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which can be subject to volatile price changes based upon fluctuations in the commodities market. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. In general, increases in such prices increase the Group’s operating costs and negatively impact its operating profit to the extent that such increase cannot be passed on to customers. Conversely, if competitive pressures allow the Group to hold prices despite relevant raw material prices falling, profitability can increase.
Regulatory Landscape
The Company’s operations are affected by various statutes, regulations and standards in the countries and markets in which it operates, including the United States and Canada. The amount of such regulation and the penalties for any breaches can vary. While the Group is not engaged in a highly regulated industry, it is subject to the laws governing businesses generally, including laws relating to competition, product safety, timber sourcing, data protection, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation, payment terms and other matters.
C     Organizational Structure
The Company is the ultimate holding company of the Group and its subsidiaries. The table below lists the Group’s significant subsidiaries as at July 31, 2021.

Company Name	Principal Activity	Country of Incorporation	Ownership Interest
Ferguson Enterprises, LLC(1)	Operating company	United States	100%
Ferguson Finance (Switzerland) AG	Financing company	Switzerland	100%
Ferguson Group Holdco Limited	Investment company	England and Wales	100%
Ferguson Holdings Limited	Holding company	Jersey	100%
Ferguson Holdings (Switzerland) AG	Investment company	Switzerland	100%
Ferguson Swiss Holdings Limited	Investment company	England and Wales	100%
Ferguson Overseas Limited	Investment company	England and Wales	100%
Ferguson UK Holdings Limited(2)	Investment company	England and Wales	100%
Ferguson U.S. Holdings, Inc.(3)	Investment company	United States	100%

(1)Ownership held in membership interests.
(2)Ownership held in ordinary shares and ordinary A shares.
(3)Ownership held in common stock.
Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interest held is equal to the voting rights held by the Company.
D     Property, Plants and Equipment
As at July 31, 2021, we operated a total of 1,679 branches, of which 1,470 were located in the United States and 209 were located in Canada. As at July 31, 2021, approximately 18% of our United States branches and approximately 24% of our Canada branches were owned facilities, and the remainder of our United States and Canada facilities were leased.
The following tables summarize the United States distribution centers, as well as the distribution center in Canada as at July 31, 2021:
United States:

Location	Square Feet	Leased/Owned
Fort Payne, AL	643,000	Owned
Stockton, CA (land)	—	Leased
Stockton, CA (building)	648,200	Owned
Perris, CA	1,039,898	Owned
Frostproof, FL	521,122	Owned
Waterloo, IA	608,800	Owned
Celina, OH	676,320	Owned
Coxsackie, NY	465,000	Owned
McGregor, TX	542,000	Owned
Front Royal, VA	753,880	Leased
Richland, WA	643,477	Owned

Canada:

Location	Square Feet	Leased/Owned
Milton, ON	292,395	Leased
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Management Overview
The following discussion of our financial condition and results of operations is intended to convey management’s perspective on our operational performance and financial performance as measured in accordance with IFRS. We intend this disclosure to assist readers in understanding and interpreting the audited consolidated financial statements included in this annual report. This section is based on, and should be read in conjunction with, those audited consolidated financial statements and the notes thereto.
The following discussion also contains trend information and forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Segments
On January 29, 2021, the Group sold its UK business. Accordingly, the Group’s UK business has been presented in the Group’s financial statements as a discontinued operation in accordance with IFRS 5. See “Item 4. Information on the Company—A. History and Development.”
Following the sale of the UK business, the Group has two reportable segments at July 31, 2021: the United States and Canada. The Group’s reportable segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision maker, which is determined to be the Group Chief Executive and the Group Chief Financial Officer, in deciding how to allocate resources and assess the performance of the businesses. All reportable segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue.
AOperating Results
Key Factors Affecting Results of Operations
Our results of operations have been affected, and are expected to continue to be affected, by the following principal factors relating to our business.
COVID-19 response
Our fiscal 2021 began in the early stages of the economy reopening after COVID-19-related lockdowns which extended through the spring and early summer of 2021. Our first half performance was strong, and from February onwards the pace of our recovery accelerated sharply. This presented us with different challenges, including reduced product availability, supply chain disruption and price inflation. In addition, the wider macro-economic environment led to a tightening labor market and increased labor costs.
Our approach to managing the business during the COVID-19 pandemic continues to focus on three key areas: (1) protecting the health and well-being of our associates; (2) continuing to serve our customers during a critical time of need; and (3) protecting and preserving the strength of our business for the long-term. In response to the COVID-19 operating environment, we invested in inventory during the year to maintain product availability for customers. We expect to manage through supply chain, product availability and other ongoing challenges and continue to monitor for business disruption due to a resurgence of COVID-19 or other macro-economic developments.
Uncertainty in the wider economic situation could also impact the Group’s future tax rate. Government responses to the COVID-19 pandemic are creating political and regulatory uncertainty which is leading to changes to prevailing tax regimes and greater international cooperation on tax affairs. Following the announcement of a higher UK tax rate in 2023, proposals for a higher U.S. federal tax rate and international cooperation on global minimum taxation, there is a possibility that the Group’s consolidated effective tax rate could increase in the short term.
Further details of the financial performance and market conditions in the Group’s segments are discussed in the “Segment Results of Operations for Fiscal 2021 and Fiscal 2020” section herein.
Acquisitions and disposals
The Group has historically generated growth organically and through selective acquisitions. During fiscal years 2021, 2020 and 2019, the Group completed a total of 7, 6, and 15 acquisitions, respectively, investing $335 million, $351 million, and $657 million, respectively, (which includes consideration for prior year’s acquisitions in each case).
In addition, the Group completed a number of disposals, including the sale of its UK business on January 29, 2021, in order to focus our business on North America. The Group received net cash proceeds of $380 million, $7 million and $201 million during fiscal years 2021, 2020, and 2019, respectively.
Further information of the Group’s acquisitions and disposals are detailed in notes 25 and 26, respectively, to the Group’s audited consolidated financial statements.
Results of Operations
The following is a discussion of the Group’s results of operations on a continuing operations basis during fiscal 2021, 2020 and 2019. The following provides the reader with information that will assist in understanding our audited consolidated financial statements, the changes in certain key items in those audited consolidated financial statements from year to year, and the primary factors that accounted for those changes.
The Group disposed of its UK business on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative impact to operating results have been restated throughout the following discussion of the Group’s operating results.
Accounting developments and changes
Refer to Note 1 in the audited consolidated financial statements for a discussion of new accounting pronouncements.

Group Results of Operations for Fiscal 2021 and Fiscal 2020
The table below summarizes our income statement for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the fiscal 2021 audited consolidated financial statements and notes thereto, which are included in this annual report.

	Year ended July 31,
	2021	2020
	$ million
Revenue	22,792	19,940
Cost of sales	(15,812)	(13,957)
Gross profit	6,980	5,983
Operating costs	(4,946)	(4,534)
Operating profit	2,034	1,449
Finance costs	(145)	(147)
Finance income	1	7
Share of profit/(loss) after tax of associate	1	(2)
Gain on disposal of interests in associates and other investments	—	7
Impairment of interests in associates	—	(22)
Profit before tax	1,891	1,292
Tax	(241)	(317)
Profit from continuing operations	1,650	975
Loss from discontinued operations	(142)	(14)
Profit for the year	1,508	961
Revenue was $22.8 billion in fiscal 2021, an increase of $2.9 billion, or 14.3%, compared with the prior year. The increase in revenue attributed to higher sales volume and price inflation totaled $2.6 billion, due principally to strong growth in residential markets compared with fiscal 2020, revenue from acquisitions of $290 million and $60 million from foreign currency translation. These increases were partially offset by $92 million due to the impact of one less trading day in 2021 compared with 2020. The impact of price inflation was approximately 3% in fiscal 2021.
Cost of sales was $15.8 billion for fiscal 2021, an increase of $1.9 billion, or 13.3% compared with the prior year. The increase in cost of sales was primarily due to the increase in sales.
Gross profit was $7.0 billion in fiscal 2021, an increase of $1.0 billion, or 16.7%, compared with the prior year. The gross profit margin of 30.6% increased 60 basis points from 30.0% in fiscal 2020 primarily due to managing price inflation, reflecting the strength of the Group’s supply chain.
Operating costs were $4.9 billion for fiscal 2021, an increase of $412 million, or 9.1%, compared with the prior year. This increase was driven by higher sales volumes and was primarily due to higher overall variable labor and other costs compared to fiscal 2020. While the Group incurred higher variable costs, operating cost growth of 9.1% was below revenue growth of 14.3% compared with fiscal 2020, generating strong operating cost leverage.
Finance costs were $145 million for fiscal 2021, and remain about even with fiscal 2020.
No impairments were recorded in connection with interests in associates in fiscal 2021, while $22 million in impairments were recorded in the prior year.
Tax expense was $241 million for fiscal 2021, a decrease of $76 million, or 24.0%, compared with fiscal 2020. The Company’s effective tax rate attributable to continuing operations was 12.7% for fiscal 2021 compared with 24.5% for fiscal 2020. The decrease in the effective tax rate was primarily due to a release of provisions against uncertain tax positions following the closure of tax authority audits and the lapsing of the statute of limitations periods. The impact of these items was partially offset by the tax effect of the increase in pre-tax earnings.

Profit from continuing operations for fiscal 2021 was $1.7 billion, an increase of $675 million, or 69.2%, compared with the prior year. This increase was primarily a result of revenue growth and gross margin expansion while improving operating cost leverage.
Losses in connection with discontinued operations for fiscal 2021 were $142 million, primarily reflecting the sale of the UK business during the first half of fiscal 2021. See note 6 to the consolidated financial statements for further details.
Segment Results of Operations for Fiscal 2021 and Fiscal 2020
United States

	Year Ended July 31,
	2021	2020
	$ million
Revenue	21,478	18,857
Underlying trading profit(1)	2,073	1,587

(1)See note 2 to the Group’s audited consolidated financial statements included in this annual report for additional information.
Revenue for the United States segment was $21.5 billion in fiscal 2021, an increase of $2.6 billion, or 13.9%, compared with the prior year. The increase in revenue attributed to higher sales volume and price inflation totaled $2.4 billion, due principally to strong growth in residential markets compared to fiscal 2020, and revenue from acquisitions of $290 million. These increases were partially offset by $81 million due to the impact of one less trading day in 2021 compared with 2020. The impact of price inflation was approximately 3% in fiscal 2021.
The following table illustrates revenue growth by end market:

	% of United States segment revenue Fiscal 2021	United States segment revenue growth Fiscal 2021
Residential	~56	19%
Commercial	~31	9%
Civil/Infrastructure	~7	15%
Industrial	~6	(1%)
Total		13.9%
In fiscal 2021, revenue from the residential end market grew 19% compared to fiscal 2020 driven by increases in residential new housing starts and permits as well as growth in residential RMI, particularly during the second half of fiscal 2021 as the project minded consumer and light decorative pro continued to drive increased e-commerce revenue. Within our non-residential end markets, commercial and civil/infrastructure related revenue grew 9% and 15%, respectively, compared with fiscal 2020 primarily driven by growth in the second half of fiscal 2021 as project related work increased with more U.S. markets reopening following the prior year impacts from the COVID-19 pandemic. Industrial revenue declined by 1% compared to fiscal 2020 primarily due to a more pronounced impact in the first half of fiscal 2021 of decreases in project related work in light of the COVID-19 pandemic, partially offset by modest growth during the second half of fiscal 2021.
Underlying trading profit for the United States segment was $2.1 billion for fiscal 2021, an increase of $486 million, or 30.6%, compared with the prior year. This increase was primarily due to revenue growth in residential markets, as well as overall gross margin expansion while improving operating cost leverage.

Canada

	Year Ended July 31,
	2021	2020
	$ million
Revenue	1,314	1,083
Underlying trading profit(1)	76	43

(1)See note 2 to the Group’s audited consolidated financial statements included in this annual report for additional information.
Revenue for the Canada segment was $1.3 billion in fiscal 2021, an increase of $231 million, or 21.3%, compared with prior year. The increase in revenue was primarily due to higher sales volume and sales price inflation of $182 million driven by improved sales in the residential markets, as well as $60 million due to the impact of foreign currency translation. These increases were partially offset by $11 million due to one less trading day. The impact of price inflation was approximately 4% in fiscal 2021.
Underlying trading profit for the Canada segment was $76 million in fiscal 2021, an increase of $33 million, or 76.7%, compared with the prior year period. This increase was primarily due to revenue growth in residential markets and overall gross margin expansion while maintaining operating cost leverage.
Segment Results of Operations for Fiscal 2020 and Fiscal 2019
United States

	Year Ended July 31,
	2020	2019
	$ million
Revenue	18,857	18,358
Underlying trading profit(1)	1,587	1,508

(1)See note 2 to the Group’s audited consolidated financial statements included in this annual report for additional information.
Revenue for the United States segment was $18.9 billion in fiscal 2020, an increase of $499 million, or 2.7%, compared to the prior year period. This increase was primarily due to $355 million from acquisitions, $76 million from one additional trading day in fiscal 2020 and to a lesser extent, sales volume growth within the residential and civil/infrastructure end markets.
The following table illustrates revenue growth by end market:

	% of United States segment revenue Fiscal 2020	United States segment revenue growth Fiscal 2020
Residential	~54	5%
Commercial	~32	1%
Civil/Infrastructure	~7	9%
Industrial	~7	(10)%
Total		2.7%
In fiscal 2020, revenue from the residential and commercial end markets grew 5% and 1%, respectively, primarily driven by increased sales volume of core plumbing, HVAC and own brand products. Revenue from the civil/infrastructure end market grew 9%, primarily driven by increased sales volume of water management related products and services. Revenue from the industrial end market declined 10% due to lower sales volume across all major product categories.

Underlying trading profit for the United States segment was $1.6 billion for fiscal 2020, an increase of $79 million, or 5.2%, compared to the prior year period. This increase was primarily the result of sales volume growth within the residential and civil/infrastructure end markets. The remainder of underlying trading profit growth was due to acquisitions and the impact of one additional trading day in fiscal 2020.
Canada

	Year Ended July 31,
	2020	2019
	$ million
Revenue	1,083	1,371
Underlying trading profit(1)	43	76

(1)See note 2 to the Group’s audited consolidated financial statements included in this annual report for additional information.
Revenue for the Canada segment was $1.1 billion in fiscal 2020, a decrease of $288 million, or 21.0%, compared to the prior year period. The decline in revenue was attributed to lower sales volume of $123 million driven by reduced sales to the residential markets, due in part to the COVID-19 pandemic. The disposal of Wasco, a Dutch plumbing and heating business, reduced revenue by $175 million. The remainder of the decrease was due to foreign currency translation.
Underlying trading profit for the Canada segment was $43 million in fiscal 2020, a decrease of $33 million, or 43.4%, compared to the prior year period. This decrease was primarily a result of sales volume decline due in part to the COVID-19 pandemic.
BLiquidity and Capital Resources
Overview
The Group relies on continued access to funding in order to meet its operating obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. Its sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. The Company believes that the available working capital is sufficient for the Group’s present requirements, that is, for at least the next 12 months following the date of this annual report.
As at July 31, 2021, the Company’s borrowings (excluding bank overdrafts) were $2.5 billion, and the Group had $3.4 billion of available liquidity (comprising readily available cash of $1.2 billion, excluding cash of $95 million used to collateralize letters of credit on behalf of Ferguson Insurance Limited, and $2.2 billion of undrawn facilities). The Group anticipates that it will be able to meet its debt obligations as they become due.
Capital resources
The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The Group maintains a policy of ensuring sufficient borrowing headroom to finance all investment and anticipated bolt-on acquisitions for the following financial year with an additional contingent safety margin.
The Group’s total borrowings as at July 31, 2021 and 2020 include:

	As at July 31,
	2021	2020
	$ million
Bank overdrafts	183	248
Senior unsecured loan notes	2,528	2,918
Total borrowings	2,711	3,166

Debt Facilities
The following section summarizes certain material provisions of our debt facilities, which were undrawn as at July 31, 2021. The following description is only a summary of the material provisions of the Multicurrency Revolving Credit Facility, Bilateral loan, Trade Receivables Securitization Facility, Private Placements Notes, 2018 4.5% Notes, and 2020 3.25% Notes, and does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness.
Multicurrency Revolving Credit Facility
Our Multicurrency Revolving Credit Facility is governed by the Multicurrency Revolving Credit Facility Agreement, dated as at March 10, 2020, among the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited), as original borrowers and original guarantors, the lenders and arrangers party thereto, and the agent.
The Multicurrency Revolving Credit Facility consists of a $1.1 billion unsecured, multicurrency revolving loan facility, which terminates in March 2026. The Multicurrency Revolving Credit Facility contains the ability for the original borrowers and original guarantors to apply to the lenders requesting they grant a further one-year extension to the then maturity date on both the first and second anniversary of the facility being signed. During the period the Group successfully requested the first one-year extension, taking the maturity to March 2026. Borrowings are available to each of the borrowers under the Multicurrency Revolving Credit Facility, including future subsidiaries that accede as borrowers under the Multicurrency Revolving Credit Facility, and bear interest at a rate equal to the sum of LIBOR, or in relation to any loan in Canadian dollars, CDOR, plus an applicable margin determined based on our public credit ratings. We are required to pay a quarterly commitment fee and utilization fee in certain circumstances.
The borrowers under the Multicurrency Revolving Credit Facility are permitted to prepay and re-borrow amounts outstanding under the Multicurrency Revolving Credit Facility, in whole or in part, at any time. All obligations under our Multicurrency Revolving Credit Facility are unconditionally guaranteed by the Company and Ferguson UK Holdings Limited (formerly known as Wolseley Limited), to the extent each entity is not the borrower. In certain circumstances, the Multicurrency Revolving Credit Facility provides that outstanding amounts drawn must be prepaid by the borrowers.

The Multicurrency Revolving Credit Facility contains certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries to incur indebtedness, grant liens on present or future assets and revenues, sell assets, or engage in acquisitions, mergers or consolidations. The Multicurrency Revolving Credit Facility also contains certain events of default and cross-default provisions. As at July 31, 2021, no borrowings were outstanding under the Multicurrency Revolving Credit Facility.
Bilateral Loan
In March 2020, the Company and Ferguson UK Holdings Limited (formerly known as Wolseley Limited), as original borrowers and original guarantors, entered into a $500 million bilateral loan agreement with Sumitomo Mitsui Banking Corporation (“SMBC”) which expires in March 2022 (the “Bilateral Loan Agreement”). The Bilateral Loan Agreement contains commercial terms similar to those of the Multicurrency Revolving Credit Facility, and the Company has the ability to request that SMBC, at their option, extend this agreement for a further 364 days. As at July 31, 2021, no borrowings were outstanding under the Bilateral Loan Agreement.
Trade Receivables Securitization Facility
Our Trade Receivables Securitization Facility is governed by: (i) the Receivables Purchase Agreement, dated as at July 31, 2013, as further amended, supplemented and restated, among Ferguson Enterprises, LLC (“Ferguson Enterprises”) as servicer, Ferguson Receivables, LLC (“Ferguson Receivables”) a wholly owned bankruptcy remote special purpose entity as seller, the lenders as conduit purchasers and committed purchasers, letters of credit banks, facility agents, administrative agent and party each thereto; and (ii) the Purchase and Contribution Agreement, dated as at July 31, 2013, as further amended, supplemented and restated, among Ferguson Enterprises and its various subsidiaries party thereto as originators and Ferguson Receivables as purchaser.

The Trade Receivables Securitization Facility consists of trade receivables funding for up to $600 million, terminating in May 2024. The Company has available to it an accordion feature whereby the commitment on the Trade Receivables Securitization Facility may be increased up to $800 million, subject to lender approval. Such arrangements provide for purchases of undivided ownership interests in a revolving pool of certain of the Group’s trade receivables and related security generated by the originators, transferred to the seller which are, in turn, securitized against lending advances made by the conduit purchasers and committed purchasers. At all times all borrowings under the Trade Receivables Securitization Facility are recorded on the balance sheet of the Group.
Fees are payable under the Trade Receivables Securitization Facility at a rate equal to LIBOR or the commercial paper rates of the conduit purchasers plus an applicable margin. The Company pays customary fees regarding unused amounts to maintain the availability under the Trade Receivables Securitization Facility.
The Trade Receivables Securitization Facility contains certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries party thereto from incurring indebtedness, granting additional liens on the receivables and selling assets or engaging in acquisitions, mergers or consolidations.
The Trade Receivables Securitization Facility also contains certain customary events of default and cross-default provisions. The Trade Receivables Securitization Facility also requires that our performance in relation to trade receivables remains at set levels (specifically relating to timely payments being received from debtors and in relation to the amount of debt written off as bad debt) and that a required level of trade receivables be generated and available to support the borrowings under the arrangements. As at July 31, 2021, no borrowings were outstanding under the Trade Receivables Securitization Facility.

Private Placement Notes
In November 2017, Wolseley Capital, Inc. (“Wolseley Capital”) privately placed $450 million aggregate principal private placement notes (collectively, the “2017 Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at November 30, 2017. The 2017 Private Placement Notes consist of $55 million of 3.30% Series L Guaranteed Senior Notes due November 30, 2023 (the “3.30% Series L Notes”), $150 million of 3.44% Series M Guaranteed Senior Notes due November 30, 2024 (the “3.44% Series M Notes”), $150 million of 3.51% Series N Guaranteed Senior Notes due November 30, 2026 (the “3.51% Series N Notes” and, together with the 3.30% Series L Notes and 3.44% Series M Notes, the “Fixed Rate 2017 Private Placement Notes”) and $95 million of Floating Rate Series O Guaranteed Senior Notes due November 30, 2023 (the “Floating Rate 2017 Private Placement Notes”). In June 2021, Wolseley Capital Inc. repaid at par the Floating Rate 2017 Private Placement Notes originally due November 30, 2023.
In June 2015, Wolseley Capital privately placed $800 million aggregated principal private placement notes (collectively, the “2015 Private Placement Notes” and, together with the 2017 Private Placement Notes, the “Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at June 25, 2015. The 2015 Private Placement Notes consist of $250 million of 3.43% Series I Guaranteed Senior Notes due September 1, 2022, $400 million of 3.73% Series J Guaranteed Senior Notes due September 1, 2025 and $150 million of 3.83% Series K Guaranteed Senior Notes due September 1, 2027.
In November 2005, Wolseley Capital, privately placed $281 million of 5.32% Series F Guaranteed Senior Notes due November 2020 (the “2005 Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at November 16, 2005. The 2005 Private Placement Notes matured on November 16, 2020.
Interest on the Fixed Rate 2017 Private Placement Notes is payable semi-annually on May and November 30 of each year. Interest on the Floating Rate 2017 Private Placement Notes was payable quarterly on February 28, May 30, August 30 and November 30 of each year. Interest on the 2015 Private Placement Notes is payable semi-annually on March and September 1 of each year. Interest on the 2005 Private Placement Notes was payable semi-annually on May and November 15 of each year.
Wolseley Capital’s obligations under the note and guarantee agreements are unconditionally guaranteed by the Company and Ferguson UK Holdings Limited. Wolseley Capital may repay the outstanding Private Placement Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid plus a “make-whole” prepayment premium. Wolseley Capital is also required to consult with noteholders upon a change of control and any consequent proposed amendments to the terms of the outstanding Private Placement Notes and, if no agreement is reached regarding any proposed changes, offer to repurchase the notes at a price equal to 100% of their principal amount plus accrued interest.

The note purchase agreements contain certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the Company’s non-guarantor subsidiaries’ ability to incur indebtedness and the Group’s ability to enter into affiliate transactions, grant liens on its assets, sell assets, or engage in acquisitions, mergers or consolidations. In addition, subject to certain exceptions, the note purchase agreements require us to maintain a leverage ratio as described above.
The outstanding Private Placement Notes contain customary events of default. Upon an event of default and an acceleration of the Private Placement Notes, the Company must repay the outstanding Private Placement Notes plus a make-whole premium and accrued and unpaid interest.
2018 4.5% Notes
In October 2018, Ferguson Finance plc (“Ferguson Finance”) issued $750 million of 4.5% Notes due 2028 (the “2018 4.5% Notes”) fully and unconditionally guaranteed on a direct, unsubordinated and unsecured senior basis by the Company and Ferguson UK Holdings Limited (formerly known as Wolseley Limited). Interest is payable semi-annually on April 24 and October 24, until the 2018 4.5% Notes mature on October 24, 2028. Ferguson Finance may redeem, in whole or in part, the 2018 4.5% Notes (i) at 100% of the principal amount on the notes being redeemed plus a “make-whole” prepayment premium at any time prior to three months before the October 24, 2028 maturity date (the “2018 4.5% Notes Par Call Date”) or (ii) after the 2018 4.5% Notes Par Call Date at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal being redeemed. Ferguson Finance, the Company and Ferguson UK Holdings Limited have agreed to covenants, subject to certain exceptions, which include limitations on the granting of liens and on mergers and acquisitions. The 2018 4.5% Notes contain customary events of default and upon an event of default and failure by Ferguson Finance to cure such default or secure a waiver of the default and rescission of acceleration from holders of a majority of the aggregate principal of the 2018 4.5% Notes then outstanding, it must repay the 2018 4.5% Notes plus accrued and unpaid interest.
2020 3.25% Notes
In June 2020, Ferguson Finance issued $600 million of 3.25% Notes due 2030 (the “2020 3.25% Notes” and, together with the 2018 4.5% Notes, the “144A Bonds”) fully and unconditionally guaranteed on a direct, unsubordinated and unsecured senior basis by the Company and Ferguson UK Holdings Limited (formerly known as Wolseley Limited). Interest is payable semi-annually on June 2 and December 2, until the 2020 3.25% Notes mature on June 2, 2030. Ferguson Finance may redeem, in whole or in part, the 2020 3.25% Notes (i) at 100% of the principal amount on the notes being redeemed plus a “make-whole” prepayment premium at any time prior to three months before the June 2, 2030 maturity date (the “2020 3.25% Notes Par Call Date”) or (ii) after the 2020 3.25% Notes Par Call Date at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal being redeemed. Ferguson Finance, the Company and Ferguson UK Holdings Limited have agreed to covenants, subject to certain exceptions, which include limitations on the granting of liens and on mergers and acquisitions. The 2020 3.25% Notes contain customary events of default and upon an event of default and failure by Ferguson Finance to cure such default or secure a waiver of the default and rescission of acceleration from holders of a majority of the aggregate principal of the 2020 3.25% Notes then outstanding, it must repay the 2020 3.25% Notes plus accrued and unpaid interest.
As at July 31, 2021, the Group’s borrowings were as follows:

	As at July 31, 2021
	Current	Non-current	Total
	$ million
Bank overdrafts	183	—	183
Senior unsecured loan notes	—	2,528	2,528
Total	183	2,528	2,711
Bank overdrafts at July 31, 2021 were $183 million. Of this amount, $36 million were part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents. These amounts are subject to a master netting arrangement.
The non-current loan as at July 31, 2021, of $2.5 billion includes a fair value adjustment of $23 million. See note 19 in the consolidated financial statements for further details.

Non-current loans at July 31, 2021 are repayable as follows:

As at July 31, 2021
$ million
Due in one to two years	250
Due in two to three years	55
Due in three to four years	150
Due in four to five years	400
Due in over five years	1,673
Total	2,528
There have been no significant changes during the year to the Group’s policies on accounting for, valuing and managing the risk of financial instruments.
Capital expenditure
Our strategy of investing in the development of the Group’s business models is supported by capital expenditure. Capital expenditure totaled $581 million, $653 million and $1.1 billion in fiscal 2021, fiscal 2020 and fiscal 2019, respectively. These investments were primarily for acquisitions and strategic projects to support future growth, such as new distribution centers, distribution hubs, technology, processes and network infrastructure.

	Year Ended July 31,
	2021	2020	2019
Capital Expenditure	$ million
Acquisition of businesses (net of cash acquired)	335	351	657
Purchases of property, plant and equipment	174	215	382
Purchases of intangible assets	72	87	36
Total	581	653	1,075
Contractual obligations
The table below sets forth the Group’s anticipated contractual cash outflows (excluding interest income and income from derivatives), including interest payable in respect of its trade and other payables and bank borrowings on an undiscounted basis as at July 31, 2021.

	As at July 31, 2021
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	$ million
Debt including lease liabilities(a)	3,595	263	764	786	1,782
Interest on debt(b)	728	130	219	172	207
Trade(c) and other payables(d)	3,525	3,188	56	37	244
Total	7,848	3,581	1,039	995	2,233

(a)See note 20 to our audited consolidated financial statements for further detail related to debt.
(b)Interest on debt is calculated using the prevailing interest rate at the balance sheet date.
(c)Trade payables are entered into with various vendors in the normal course of business to meet operating needs.
(d)Other payables represent future payments for income taxes, provisions and retirement benefit plans.

Cash Flow
The table below summarizes the Group’s cash flow for fiscal 2021, fiscal 2020 and fiscal 2019.

	Year ended July 31,
	2021	2020	2019
	$ million
Net cash generated from operating activities	1,541	1,868	1,290
Net cash used in investing activities	(172)	(606)	(783)
Net cash (used in)/generated from financing activities	(2,085)	(485)	131
Net cash (used)/generated	(716)	777	638
Effects of exchange rate changes	1	4	(10)
Cash, cash equivalents and bank overdrafts at the beginning of the year	1,867	1,086	458
Cash, cash equivalents and bank overdrafts at the end of the year	1,152	1,867	1,086
Cash flows from operating activities
Net cash generated from operating activities was $1.5 billion in fiscal 2021 and $1.9 billion in fiscal 2020. The $327 million, or 17.5%, decrease in cash flow from operating activities in fiscal 2021, compared to fiscal 2020, was principally due to investment in working capital, specifically inventory, to maintain product availability to service our customers during a time of industry supply chain disruption. These decreases were partially offset by an increase in trade payables of $1.0 billion, primarily driven by the current investment in inventory.
Net cash generated from operating activities was $1.9 billion in fiscal 2020 and $1.3 billion in fiscal 2019. The $578 million, or 44.8%, increase in cash flow from operating activities in fiscal 2020, compared to fiscal 2019 was principally a result of the change in presentation of rental costs due to IFRS 16, increasing cash generated from operating activities by $348 million.
Cash flows from investing activities
Net cash used in investing activities was $172 million in fiscal 2021 and $606 million in fiscal 2020. The $434 million, or 71.6%, decrease in cash outflow from investing activities in fiscal 2021, compared to fiscal 2020, was primarily a result of the increased cash from the disposal of businesses of $373 million, primarily due to the sale of the UK business, and reduced spend on purchases of property, plant and equipment of $41 million due to timing of projects.
Net cash used in investing activities was $606 million in fiscal 2020 and $783 million in fiscal 2019. The $177 million, or 22.6%, decrease in cash outflow from investing activities in fiscal 2020, compared to fiscal 2019, was primarily a result of fewer acquisitions, a reduction in cash used of $306 million, and reduced spend on purchases of property, plant and equipment, a reduction in cash used of $167 million, fully offsetting a reduction in cash generated from the disposals of businesses of $194 million.
Cash flows from financing activities
Net cash used in financing activities was $2.1 billion in fiscal 2021 compared to $485 million in fiscal 2020. The $1.6 billion increase in cash used in financing activities was primarily driven by higher dividends paid in fiscal 2021 due to suspension of the interim dividend in fiscal 2020 in light of the COVID-19 pandemic, as well as the special dividend paid in fiscal 2021 in connection with the sale of the UK business. In addition, the Company had $1.2 billion in lower net proceeds from borrowings in 2021, as well as $400 million in share repurchases.
Net cash used in financing activities was $485 million in fiscal 2020 compared to net cash generated from financing activities of $131 million in fiscal 2019. The $616 million decrease in cash provided from financing activities was primarily driven by an increase in Treasury share purchases of $301 million and the change in presentation of lease liability capital payments of $295 million as a result of IFRS 16.
In September 2021, the Company’s Board authorized a program to repurchase up to $1 billion of shares with the aim of completing the purchases within 12 months.

Transfer of Funds to the Company
There are no legal or economic restrictions, including under the agreements governing the Multicurrency Revolving Credit Facility, Trade Receivables Securitization Arrangements, outstanding Private Placement Notes, Bilateral Loan, 2018 4.5% Notes and 2020 3.25% Notes that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.
Financial Risk Management Policies and Hedging Activities
The Group is exposed to market risks arising from its international operations and the financial instruments which fund them. The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Group has well-defined policies for the management of foreign currency risk, interest rate risk, liquidity risk and counterparty exposures, which have been consistently applied during fiscal 2021, 2020 and 2019. By the nature of its business, the Group also has trade credit and commodity price exposures, the management of which is delegated to the operating businesses. There has been no change since the previous year in the major financial risks faced by the Group.
For a description of our key policies, please refer to note 20 to the audited consolidated financial statements, included in this annual report.
The Group has cash balances deposited for short periods with financial institutions and enters into certain contracts (such as interest rate swaps) which entitle the Group to receive future cash flows from financial institutions. These transactions give rise to credit risk on amounts due from counterparties with a maximum exposure of $1.2 billion. This risk is managed by setting credit and settlement limits for a panel of approved counterparties. The limits are approved by our treasury committee and ratings are monitored regularly.
Critical Accounting Estimates
In applying the Group’s accounting policies, various transactions and balances are valued using estimates or assumptions. Should these estimates or assumptions prove incorrect there may be an impact on the following year’s financial statements. Management believes that the estimates and assumptions that have been applied would not give rise to a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.
Management has exercised judgment in evaluating the impact of the COVID-19 pandemic on the financial statements. Management assessed areas relevant for the Group which had the potential to be impacted such as: expected credit losses; inventory impairment; goodwill; intangible and tangible asset impairment; and deferred tax asset recognition. Management have concluded there was no material negative impact in these areas and no new sources of estimation uncertainty.
Our most significant accounting policies, including Revenue Recognition and Inventories, are described in note 1 “Accounting policies” to the audited consolidated financial statements. Some of those significant accounting policies require management to make difficult, subjective, or complex judgments, or estimates. Our most critical accounting estimates, include the following:

•Leases: the determination of whether extension and termination options are reasonably certain to be exercised.
•Pensions and other post-retirement benefits: the selection of the bonds to include when determining the discount rate.
CResearch and Development, Patents and Licenses, Etc.
Not applicable.

DTrend Information
For a discussion of trend information, see “A. Operating Results—Key factors affecting results of operations.”
 We will transition from IFRS to U.S. GAAP and will report our consolidated financial statements under U.S. GAAP for the periods beginning on and after August 1, 2021. There have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to lease accounting, share-based compensation expense, pension costs, goodwill and income tax. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different when prepared in accordance with U.S. GAAP.
See “Item 3. Key Information - D. Risk Factors” related to risks of this transition, as well as the ability to compare financial data reported under U.S. GAAP with historical data reported under IFRS.
EOff-Balance Sheet Arrangements
None.

FTabular Disclosure of Contractual Obligations
For a discussion of contractual obligations, see “—B. Liquidity and Capital Resources—Contractual obligations.”
Item 6.    Directors, Senior Management and Employees
A     Directors and Senior Management
The following table lists the names and positions of each member of the Board.

Name	Position
Geoff Drabble	Chairman
Kevin Murphy	Group Chief Executive and Executive Director
Bill Brundage	Group Chief Financial Officer and Executive Director
Alan Murray	Senior Independent Non-Executive Director and Employee Engagement Director
Kelly Baker	Independent Non-Executive Director
Tessa Bamford	Independent Non-Executive Director
Cathy Halligan	Independent Non-Executive Director
Brian May	Independent Non-Executive Director
Tom Schmitt	Independent Non-Executive Director
Nadia Shouraboura	Independent Non-Executive Director
Jacky Simmonds	Independent Non-Executive Director
Suzanne Wood	Independent Non-Executive Director
Biographical information for each member of the Board is set forth below.
Geoff Drabble, Chairman. Mr. Drabble was appointed as Non-Executive Director in May 2019 and as Chairman in November 2019. Mr. Drabble has extensive leadership experience in the distribution, technology and manufacturing sectors, and has a deep knowledge of United States markets and operating conditions. He served as Chief Executive of Ashtead Group plc, a FTSE 100 industrial equipment rental company, for 12 years during which he presided over a period of unprecedented growth in the business and was instrumental in creating a strong culture. He was previously an executive director of The Laird Group plc, where he was responsible for its Building Products division, and held a number of senior management positions at Black & Decker. Mr. Drabble currently serves as non-executive director at Howden Joinery Group plc and as Chairman at DS Smith Plc.

Kevin Murphy, Group Chief Executive and Executive Director. Mr. Murphy was appointed as Executive Director in August 2017 and Group Chief Executive in November 2019. Mr. Murphy is a culture champion with strong executive leadership skills, and has deep Group and industry knowledge and strategic operational experience. Mr. Murphy has significant experience in strategic development and delivering operational performance improvements. Mr. Murphy joined Ferguson in 1999 as an operations manager following the acquisition of his family’s business, Midwest Pipe and Supply. Prior to his appointment as Group Chief Executive, he held a number of leadership positions in the Group’s Waterworks division and was Chief Operating Officer of Ferguson Enterprises from 2007 to 2017. He was Chief Executive Officer, USA from 2017 until his appointment as Group Chief Executive in 2019. Since Mr. Murphy’s appointment to the Board in 2017, the business has generated strong, profitable growth and continued to take market share under his leadership.
Bill Brundage, Group Chief Financial Officer and Executive Director. Mr. Brundage was appointed Group Chief Financial Officer and Executive Director in November 2020. Mr. Brundage has considerable financial management and operational experience and significant Group and industry knowledge. Mr. Brundage is a certified public accountant with extensive Group experience. Mr. Brundage joined Ferguson in 2003 as manager of Finance and was promoted to Corporate Controller two years later. In 2008, he was promoted to Vice President of Finance, a position he held until his promotion to Senior Vice President of Finance in 2016. Mr. Brundage was then appointed as Chief Financial Officer for Ferguson Enterprises, the U.S. business, in 2017. Previously, Mr. Brundage spent five years at PricewaterhouseCoopers in the United States as a senior associate.
Alan Murray, Senior Independent Non-Executive Director and Employee Engagement Director. Mr. Murray was appointed as Independent Non-Executive Director in January 2013, as Senior Independent Non-Executive Director in October 2013 and as Employee Engagement Director in March 2019. Mr. Murray has considerable international operational and financial experience and extensive executive management experience within global businesses. He is a qualified chartered management accountant with extensive business leadership skills, executive and board experience and global business and financial reporting expertise. From 2002 to 2007, Mr. Murray served as Group Chief Executive of Hanson plc, where he had previously served as Finance Director and Chief Executive of Hanson Building Materials America. He served on the Management Board and Supervisory Board of HeidelbergCement AG and as a non-executive director of International Power plc. Currently, Mr. Murray serves as non-executive director at O-I Glass, Inc.
Kelly Baker, Independent Non-Executive Director. Ms. Baker was appointed as Independent Non-Executive Director in May 2021. Ms. Baker has extensive human resources and operational experience, as well as wide-ranging international business and functional experience. She has led the people, organizational and cultural development across a number of U.S. based, global public companies. Ms. Baker spent over 20 years with General Mills Inc., in a variety of roles including Vice President (“VP”) of HR U.S. Retail and Marketing, VP of HR Corporate Groups and VP of Diversity and Inclusion. She served as Executive Vice President and Chief Human Resources Officer at Patterson Companies Inc. between 2016 and 2017 and at Pentair plc from 2017 to 2021. Currently Ms. Baker is Executive Vice President and Chief Human Resources Officer at Thrivent Financial for Lutherans.
Tessa Bamford, Independent Non-Executive Director. Ms. Bamford was appointed as Independent Non-Executive Director in March 2011. Ms. Bamford has broad business knowledge and extensive boardroom and City of London experience. She has held senior advisory roles in both the United Kingdom and United States across a range of sectors. She held a variety of roles, including corporate finance, at J Henry Schroder & Co and Barclays de Zoete Wedd. She was a founder and director of Cantos Communications and a non-executive director of Barratt Developments plc. Currently, Ms. Bamford is a partner at Spencer Stuart, a leading global search and leadership consulting firm.
Cathy Halligan, Independent Non-Executive Director. Ms. Halligan was appointed as Independent Non-Executive Director in January 2019. Ms. Halligan is an experienced senior executive with extensive board, digital transformation, digital commerce, data analytics and marketing experience. She has a strong track record in the retail, e-commerce and multi-channel arenas, and has served as the Chief Marketing Officer at Walmart.com and the SVP Sales and Marketing at PowerReviews. In addition, Ms. Halligan has held senior marketing and internet roles at retailer Williams-Sonoma Inc., where she was responsible for leading efforts to launch its brands, such as Pottery Barn, on the web. She was an independent director at Wilton Brands from 2016 to 2018 and a non-executive director at FLIR Systems, Inc. from 2014 to 2021. Currently, Ms. Halligan serves as non-executive director at Driven Brands, Inc. and Ulta Beauty, Inc.
Brian May, Independent Non-Executive Director. Mr. May was appointed as Independent Non-Executive Director in January 2021. Mr. May has considerable financial and operational experience and extensive industry expertise. He is a qualified chartered accountant. His career started at KPMG and followed with a 27-year career at Bunzl plc, where he held a number of roles across the Treasury and Internal Audit functions. He was Divisional Finance Director of Bunzl’s UK, Europe and Australasia division for nine years and then served as Chief Financial Officer for 14 years until his retirement in late 2019.

From 2012 to 2021, Mr. May served as non-executive director at United Utilities Group PLC. Currently, Mr. May serves as a non-executive director at ConvaTec Group plc.
Tom Schmitt, Independent Non-Executive Director. Mr. Schmitt was appointed as Independent Non-Executive Director in February 2019. Mr. Schmitt has significant operational experience and extensive knowledge of United States and international logistics and supply chain businesses. He is an experienced Chief Executive Officer with significant first-hand leadership experience of the markets in which the Group operates and a track record of driving accelerated profitable growth and promoting integrity, transparency and values-based leadership. Mr. Schmitt’s career started at BP and McKinsey and has encompassed leadership roles at FedEx, AquaTerra Corporation and Schenker AG. He served as a non-executive director of Zooplus AG from 2013 to 2016. Currently, Mr. Schmitt serves as Chairman and Chief Executive Officer of Forward Air Corporation, Inc.

Nadia Shouraboura, Independent Non-Executive Director. Ms. Shouraboura was appointed as Independent Non-Executive Director in July 2017. Ms. Shouraboura has considerable expertise in running complex logistics and supply chain activities, and has extensive experience of cutting edge technology and e-commerce. She has substantial experience of the consumer and technology sectors. Ms. Shouraboura was a Vice President at Amazon.com, Inc. and held management positions at Exelon Power Team, Diamond Management and Starlight Multimedia Inc. She held board level positions at Hointer Inc. and Cimpress N.V. Currently, Ms. Shouraboura is a member of the Supervisory Board of X5 Retail Group N.V. and serves as a non-executive director at Mobile TeleSystems Public Joint Stock Company and Ocado Group plc.
Jacky Simmonds, Independent Non-Executive Director. Ms. Simmonds was appointed as Independent Non-Executive Director in May 2014. Ms. Simmonds has extensive experience in executive remuneration and human resources within large international businesses, and significant knowledge of talent management and employee engagement. She has experience across a number of sectors. Ms. Simmonds has worked as a HR Director in a number of different consumer facing businesses, including VEON ltd, easyJet plc and TUI Travel plc. She was a member of the Supervisory Board of TUI Deutschland, GmbH and a Director of PEAK Adventure Travel Group Limited. Currently, Ms. Simmonds serves as Chief People Officer of Experian plc.
Suzanne Wood, Independent Non-Executive Director. Ms. Wood was appointed as Independent Non-Executive Director in January 2021. Ms. Wood has significant financial and operational knowledge and extensive public company experience. Ms. Wood is a chartered accountant and an experienced Chief Financial Officer. Ms. Wood’s career started at PriceWaterhouse LLP and has encompassed Chief Financial Officer roles at Oakwood Homes Corporation and Tultex Corporation. Ms. Wood most recently served as Chief Financial Officer of Ashtead Group plc for six years after having joined Ashtead in 2003 as Chief Financial Officer of Sunbelt Rentals, Ashtead’s largest operating brand in the United States. Currently, Ms. Wood is Senior Vice President and Chief Financial Officer of Vulcan Materials Company and serves as a non-executive director at RELX PLC.
The following table lists the names and positions of the Senior Management:

Name	Position
Kevin Murphy	Group Chief Executive and Executive Director
Bill Brundage	Group Chief Financial Officer and Executive Director
Ian Graham	Group General Counsel
Sammie Long	Chief Human Resources Officer
Mike Sajor	Group Chief Information Officer
Biographical information for each Senior Manager (other than Kevin Murphy and Bill Brundage, our Executive Directors) is set forth below.
Ian Graham, Group General Counsel. Mr. Graham joined the Group as Group General Counsel in May 2019. He was most recently Senior Vice President, General Counsel and Secretary for BAE Systems, Inc. Prior to that he held senior roles at EMCORE Corporation, UUNET Technologies, Jenner & Block LLP and McKenna & Cuneo LLP.
Sammie Long, Chief Human Resources Officer. Ms. Long was appointed Chief Human Resources Officer in 2017. Before joining the Group, Ms. Long was Chief Human Resources Officer for the Kellogg Company. Prior to her 14-year career in human resources at Kellogg, Ms. Long held human resources positions at Sharp Electronics UK Ltd and Fujitsu Services Europe.

Mike Sajor, Group Chief Information Officer. Mr. Sajor joined the Group as Group Chief Information Officer in January 2018. He was most recently Senior Vice President and Global Chief Information Officer for Apollo Education Group. Mr. Sajor has previously led large IT programs for Ann Inc. (parent company of Ann Taylor/Loft), Merck & Company, Bell Laboratories, AT&T and Lucent Technologies.

The business address for each of our directors and senior management is 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS United Kingdom.
B     Compensation
For fiscal 2021, the total compensation paid to the Company’s non-executive directors, executive directors and senior management as a group was $23.5 million. The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits for this group was $0.9 million.
Remuneration of Non-Executive Directors
The remuneration of the Company’s Non-Executive Directors is set by the Board with account taken of the time and responsibility involved in each role, including, where applicable, the Chairmanship of Board Committees. A summary of the annualized fees for fiscal 2021 is as follows:

Fees(1)(2) (£000) 2020/21
Chairman’s Fee	410.5
Non-Executive Director Base Fee	71.5
Additional Fees:
Senior Independent Director	21.0
Chair of Audit Committee	21.0
Chair of Remuneration Committee	21.0
Employee Engagement Director	10.2

Notes:
(1)All increases to Non-Executive Director and Chairman fees from the prior financial year were broadly in line with the average salary increase awarded to the general workforce.
(2)The Non-Executive Directors (including the Chairman) also have the benefit of a travel allowance of £2,500 (each way), where there would be a need for intercontinental flight in excess of five hours (one way) based on the home location of the Non-Executive Director or Chairman and the location of the Board (or Committee) meeting, up to a maximum of £30,000 per annum.

The following table sets out the aggregate remuneration received by each Non-Executive Director for fiscal 2021:

	Fees (£000) 2020/21	Travel Allowance (£000) 2020/21	Benefits(1)(2) (£000) 2020/21
Chairman and Non-Executive Directors(3)
Geoff Drabble	410.5	0.0	1.9
Kelly Baker(4)	17.9	0.0	0.0
Tessa Bamford	71.5	0.0	0.0
Cathy Halligan	71.5	0.0	0.0
Brian May(4)	41.7	0.0	0.0
Alan Murray	123.7	0.0	0.0
Tom Schmitt	71.5	0.0	0.0
Nadia Shouraboura	71.5	0.0	0.0
Jacky Simmonds	92.5	0.0	0.6
Suzanne Wood(4)	41.7	0.0	0.0

Notes:
(1)The taxable benefits for the Non-Executive Directors (including the Chairman) relate to UK taxable benefits.
(2)Non-Executive Directors (including the Chairman) are eligible to receive a travel allowance of £2,500 (each way), where there is a need for intercontinental flight in excess of five hours (one way) based on the home location of the Non-Executive Director or Chairman and the location of the Board (or Committee) meeting, up to a maximum of £30,000 per individual per annum. This allowance was introduced in November 2018. Due to the impact of the COVID-19 pandemic, no intercontinental travel to Board or Committee meetings occurred during the year ended July 31, 2021.
(3)Neither the Chairman nor the Non-Executive Directors participate in any of the Group’s employee share schemes or received any bonuses or share-based awards for fiscal 2021.
(4)Brian May and Suzanne Wood joined the Board on January 1, 2021. Kelly Baker joined the Board on May 1, 2021. The remuneration shown above for each of Brian May, Suzanne Wood and Kelly Baker is for the period from joining the Board to July 31, 2021.
The Chairman and Non-Executive Directors are not entitled to receive any compensation upon the termination of their appointment and no fees will be payable in respect of any unserved portion of the term of their appointment. Further, Non-Executive Directors are not entitled to participate in the Group’s share, bonus or pension plans. The Chairman and each Non-Executive Director is entitled to reimbursement from the Company for reasonable expenses incurred in the performance of their duties. The Chairman and Non-Executive Directors may, in certain circumstances and at the Company’s expense, obtain independent professional advice in the furtherance of their duties as directors.

Remuneration of Executive Directors/Senior Management
The aggregate amount of remuneration paid by the Company to the Executive Directors/Senior Management in fiscal 2021 was approximately $22.1 million. This amount comprises salary, annual bonus, car allowance, pension contributions and private medical insurance, and the incentive awards and share options granted to the Executive Directors/Senior Management, during fiscal 2021. The table below reflects the amount of compensation paid and benefits in kind granted, to the Executive Directors, during fiscal 2021.

				Share-Based Awards (000)
Executive Directors	Salary (000)	Benefits(1) (000)	Bonuses(2) (000)	Granted in year(3)	Vested in year(4)
Kevin Murphy	$1,118.3	$329.4	$1,677.5	$4,125.8	$3,077.5
Bill Brundage(5)	$552.5	$238.1	$603.4	$1,544.4	$348.8
Mike Powell(6)	£148.7	£41.9	—	—	£1,721.1

(1)Benefits include (i) pre-tax figures for private health insurance premiums, car benefit (car allowance and/or car), and healthcare benefits. For Kevin Murphy and Bill Brundage, this also included life insurance premium contributions. (ii) shares in all-employee share plans granted during the year (Kevin Murphy and Bill Brundage entered into a one-year ESPP (as defined below) savings contract), the value of which represents the gain, calculated by determining the difference between the option price and the share price at the date the option price was set on the maximum number of shares granted; and (iii) pension benefits (Kevin Murphy and Bill Brundage participate in the defined contribution pension arrangements of Ferguson Enterprises, receiving contributions of 16% of base salary from Ferguson Enterprises; during fiscal 2021, Mike Powell received a salary supplement in lieu of Group pension plan membership).
(2)Includes bonuses earned during the financial year ended July 31, 2021.
(3)Includes (i) for Kevin Murphy a conditional award under the LTIP (as defined below) over 37,900 shares granted on October 16, 2020 with a share price used to calculate the face value of the award of 8,028 pence (which was the average share price over a 10 dealing day period immediately preceding the date of grant) totaling £3.0426 million and converted to U.S. dollars at the average exchange rate for the year ended July 31, 2021 of $1.3560:£1; and (ii) for Bill Brundage a conditional award under the LTIP over 14,329 shares granted on November 2, 2020 with a share price used to calculate the face value of the award of 7,948.6 pence (which was the average share price over a 10 dealing day period immediately preceding the date of grant) totaling £1.1390 million and converted to U.S. dollars at the average exchange rate for the year ended July 31, 2021 of $1.3560:£1.
(4)Includes (i) for Kevin Murphy a conditional award under the LTIP over 30,358 shares which vested on October 30, 2020 with a share price used to calculate the value of the award of 7,722 pence (which was the share price on the date of vesting) totaling £2,344.2 million and converted to U.S. dollars at an average exchange rate of $1.2613:£1 together with a dividend equivalents cash payment of 397.5 cents per share; (ii) for Bill Brundage a conditional award under the POSP (as defined below) over 3,581 shares which vested on October 30, 2020 with a share price used to calculate the value of the award of 7,722 pence (which was the share price on the date of vesting) totaling £0.2765 million converted to U.S. dollars at an average exchange rate of $1.2613:£1; and (iii) for Mike Powell a nil cost option award under the LTIP over 21,447 shares which vested on October 30, 2020 with a share price used to calculate the value of the award of 7,722 pence (which was the share price on the date of vesting) together with a dividend equivalents cash payment of 303.09 pence per share.
(5)Amounts for Bill Brundage reflect his total remuneration for fiscal 2021, including both before and after his appointment as Group Chief Financial Officer effective November 1, 2020.
(6)Mike Powell stepped down on October 31, 2020. The values shown for fiscal 2021 include his pro-rated salary, benefits and pension benefits earned up to that date.

Bonuses
The Executive Directors are generally eligible to receive an annual bonus based on an assessment of financial and personal performance during the relevant financial year. The annual bonus earned up to the target level of payout by an Executive Director will be paid in cash, and if shareholding guidelines have been met at the time the bonus is awarded, any amounts of the annual bonus earned in excess of target will also be paid in cash. Alternatively, if shareholding guidelines have not been met at the time the bonus is awarded, amounts earned in excess of target by an Executive Director will be deferred into shares and held subject to the terms of the Deferred Bonus Plan (as described below), and subject to forfeiture for three years (or such other period as our Remuneration Committee considers appropriate) from the date the bonus is awarded. The maximum annual bonus opportunity for an Executive Director who is recruited from or based in the United States is up to 200% of base salary; and for an Executive Director who is recruited from and based in any other geography is up to 150% of base salary. All bonus payments are determined by the Remuneration Committee. The threshold, target and maximum bonus opportunities for each Executive Director for fiscal 2021 were as follows:

	Threshold	Target	Maximum
	as a % of salary
Kevin Murphy	49%	110%	150%
Bill Brundage(1) (November 1, 2020 to July 31, 2021)	50%	90%	110%

(1)Bill Brundage’s bonus opportunity was measured on Group and USA business targets and the salary for the relevant period while he was Chief Financial Officer, USA and measured on Group targets and the salary for the relevant period as Group Chief Financial Officer.
Group Pensions
The Group operates a variety of pension plans, including funded and unfunded defined benefit plans in Canada and the United Kingdom. During fiscal 2021, the Group paid an aggregate amount of approximately $0.9 million to Executive Directors/Senior Management under the Group’s pension plans.
Employee Share Schemes
The following is a summary of the main provisions of the Company Employee Share Plans (as defined below) that have been adopted by the Company. Participation in the schemes by the Executive Directors/Senior Management will be on terms that are consistent with the Company’s remuneration policy from time to time.
The Company maintains the following share schemes for associates: the Deferred Bonus Plan 2019 (“DBP”); the Employee Share Purchase Plan 2019 (“ESPP”); the International Sharesave Plan 2019 (“ISP”); the Long Term Incentive Plan 2019 (“LTIP”); the Ordinary Share Plan 2019 (“OSP”); and the Performance Ordinary Share Plan 2019 (“POSP”) (collectively, the “Company Employee Share Plans”). The following terms are common to each of the Company Employee Share Plans:
Dilution Limits
Newly issued ordinary shares or treasury shares of the Company may be issued to satisfy options and awards granted under any of the Company Employee Share Plans, except for the DBP, OSP and POSP.
No option or award may be granted under any of the Company Employee Share Plans (excluding the DBP, OSP and POSP), if it would cause the number of ordinary shares that have been issued pursuant to awards or options granted in the preceding 10 years, under all of the Company Employee Share Plans and under certain other historic share plans, to exceed 10% of the Company’s issued ordinary share capital at the proposed date of grant. In addition, no option or award may be granted under the executive share plans of the Company Employee Share Plans (excluding the DBP, OSP and POSP) operated by the Company if it would cause the number of ordinary shares that have been issued or may be issued pursuant to awards and options granted in the preceding 10 years under such plans and under certain other historic executive share plans to exceed 5% of the Company’s issued ordinary share capital at the proposed date of grant. These limits do not include options or awards that have lapsed and do not relate to ordinary shares purchased in the market unless they are held in treasury.

Exercise Period
Vested options may be exercised during the earlier of the applicable post-termination dates set forth in the terms of the applicable plan document and/or award agreements and the scheduled expiration date of the options (which is 10 years from the option grant date under the LTIP, 90 days from the option vest date under the POSP and OSP and six months from the option vest date under the ISP and on the date of automatic exercise under the ESPP).
Timing of Grants
Awards and options under the Company Employee Share Plans may normally only be granted within 42 days after the announcement of the Company’s results for any period, although they may be granted at other times if our Remuneration Committee considers that there are exceptional circumstances justifying a grant.
Variations of Share Capital
Options and awards under the Company Employee Share Plans may be adjusted if there is a variation in the Company’s share capital (including a rights issue or any subdivision or consolidation of the share capital) or in the event of a demerger, or payment of a special dividend or similar event that materially affects the market price of the ordinary shares.
Amendments; Termination or Suspension
The Board or, where appropriate, our Remuneration Committee, may amend the Company Employee Share Plans provided that (other than in respect of the DBP, OSP and POSP) the prior approval of Company Shareholders in a general meeting is obtained to any amendments that provide an advantage to participants and that relate to eligibility, the number of ordinary shares that may be issued under the relevant scheme, the individual limit on participation, the terms on the vesting of options or awards, the rights attaching to the ordinary shares or the adjustment of options or awards. The Shareholders’ approval is not required for minor amendments to benefit the administration of a scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or the Company. The Company Employee Share Plans may be terminated or suspended at any time but any termination will not affect participants’ subsisting rights.
Other Provisions
Options and awards granted under the Company Employee Share Plans are personal to the participant and may not be transferred except on death, and such options and awards are not pensionable.

Deferred Bonus Plan 2019
Our Remuneration Committee may grant an award under the DBP to any associate (including an Executive Director/Senior Manager) who was a participant in any annual bonus plan operated by the Group during the financial year immediately preceding the proposed date of grant as a means of deferring part of that associate’s annual bonus into ordinary shares.
Our Remuneration Committee will decide whether the award will be granted in the form of an option, a conditional award or a phantom award, or any combination of these awards. No consideration will be payable for the grant of such awards. An award will be over such number of ordinary shares as have a value equal to the amount of a participant’s annual bonus which they are required to defer. The vesting date of an award will be the third anniversary of the last day of the financial year immediately preceding the proposed date of grant, or such other date as our Remuneration Committee considers appropriate.
If, before an award has vested, a participant ceases to be an associate of the Group then the award shall continue on its original vesting timetable, except that (i) awards will lapse on the date of cessation if a participant ceases to be an associate of the Group by reason of misconduct and (ii) subject to our Remuneration Committee’s discretion, awards may vest on the date of death of an associate or on cessation of employment in other exceptional circumstances.
In the event of a takeover or scheme of arrangement of the Company, awards will vest automatically, subject to our Remuneration Committee’s discretion to determine that they will be rolled-over into awards over shares in the acquiring company.

Employee Share Purchase Plan 2019
The ESPP is designed to qualify as a share purchase plan for the purposes of the Internal Revenue Code of 1986, as amended (the “Code”). Under the ESPP, eligible associates of participating companies in the Group may be invited to apply for options to acquire ordinary shares at an exercise price fixed at the date of grant. An associate (including an Executive Director/Senior Manager) of a participating company in the Group will be eligible to participate in the ESPP if they have been continuously employed for at least one year prior to the date of grant and customarily work more than 20 hours per week and more than five months in a calendar year.
A participant is required to make savings from pay in U.S. dollars with a minimum contribution of $25 (or, in Canada, the Canadian Dollar equivalent) and a maximum contribution that reflects the maximum sterling amount permitted under the ISP (as defined below). The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per ordinary share payable on exercise of an option may not be less than 85% of the market value of an ordinary share on the date of grant. The number of ordinary shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the one-year savings period.
An option will be exercised automatically on the exercise date specified by the Board at the time of grant, which may be no later than 60 days following the first anniversary of the date of grant unless the participant has left employment or withdrawn from the ESPP before that date.
Options normally lapse if a participant leaves employment. However, if the employment ends no more than three months prior to the normal exercise date by reason of redundancy, injury or disability, retirement, death, the sale of the company or business in which they work or any other reason in the Board’s discretion, the participant (or executor or heir) may retain the option until the earlier of the normal exercise date and three months from the date of termination (although the participant may not make any further savings contributions) and his or her options may be exercised over such number of ordinary shares at the exercise price using the savings made up to the date of death or cessation of employment.
Options will, subject to the discretion of our Remuneration Committee to require roll-over, be automatically exercised following a takeover, scheme of arrangement or winding-up of the Company over the lower of (i) such number of ordinary shares at the exercise price with the savings made up to the date of the relevant event and (ii) the number of ordinary shares over which the option was granted.
International Sharesave Plan 2019
Under the ISP, eligible associates may be invited to apply for options to acquire ordinary shares at the end of a fixed option period, which will not normally be fewer than three years from the date of grant of an option at an exercise price fixed at the date of grant. The ISP includes a United Kingdom Sharesave Plan under which eligible associates in the United Kingdom shall benefit from favorable tax treatment in respect of options granted to them (the “UK Sharesave”). An associate of a participating subsidiary in the Group will be eligible to participate in the ISP if, at the date of invitation, they have been employed for such continuous period as the Board may determine (not exceeding one year, or five years in the case of the UK Sharesave).
A participant is required to enter into a savings contract with a nominated bank or savings carrier under which he or she may choose to make monthly savings from pay of between £10 and such amount as may be determined by the Board but not exceeding £500 (or such greater amount as is permitted under the UK Sharesave in accordance with applicable tax legislation) over the relevant savings period. The minimum and maximum savings amounts for participants outside the United Kingdom are the local currency equivalent of the Sterling amounts set out above. The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per ordinary share payable on exercise of an option may not be less than 80% of the market value of an ordinary share on the date of grant. The number of ordinary shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the savings period.
Options will be exercisable for a period of six months after the end of the option period. Options normally lapse if a participant leaves employment. However, if the employment ends by reason of retirement, disability, injury, redundancy, the sale of the company or business in which they work or any other reason at the Board’s discretion, options may be exercised for up to six months after leaving over such number of ordinary shares as may be acquired at the exercise price together with the savings that have accrued up to the date of exercise, after which they will lapse. If the employment ends by reason of death, such options may be exercised for up to 12 months after the date of death (if the death occurred before the date of maturity) or for up to 12 months after the date of maturity (if the death occurred within six months following the date of maturity).

Subject to the discretion of our remuneration committee to require (or, in the case of the UK Sharesave, permit) rollover, options will be exercisable for a period of six months following a takeover, scheme of arrangement or winding-up of the Company over the lower of (i) such number of ordinary shares as may be acquired at the exercise price with the savings made up to the date of the relevant event, and (ii) the number of ordinary shares over which the option was granted.
Long Term Incentive Plan 2019
All associates of the Group, including Executive Directors/Senior Managers, are eligible to participate in the LTIP at the discretion of our Remuneration Committee. Our Remuneration Committee will decide whether an award under the LTIP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Awards under the LTIP will entitle participants to acquire ordinary shares for no consideration to the extent that specified performance targets have been satisfied over a three-year performance period. Beginning with the financial year ending July 31, 2020, a United States associate may not be granted an award over ordinary shares with a market value at the date of grant in excess of five times the associate’s salary (which was previously three and a half times), and an associate based in any other geography may not be granted an award over ordinary shares with a market value at the date of grant in excess of three and a half times the associate’s salary.
An award will vest on the third anniversary of the date of grant, to the extent that the performance condition has been satisfied, conditional on the participant remaining in employment (except in certain specified circumstances). Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.
The Company’s shareholding guidelines require Executive Directors/Senior Managers to retain vested shares (after taking into account any shares sold to pay tax, social security or similar liabilities) received from awards made under the LTIP for two years from the vesting date (except in exceptional circumstances and with the approval of our Remuneration Committee). For awards granted as options, it will be sufficient to hold the vested but unexercised nil cost options for this period.
Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the original vesting date to the extent the performance condition has been met at such date, unless our Remuneration Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date. Vested awards will be subject to time prorating, unless our Remuneration Committee determines otherwise.
Awards may also vest early in the event of a takeover, scheme of arrangement or winding-up of the Company to the extent that the performance condition has been satisfied up to the date of the relevant event.
Ordinary Share Plan 2019
Any associates of the Group, excluding Executive Directors/Senior Managers of the Company, will be eligible to participate in the OSP at the discretion of our Remuneration Committee. Our Remuneration Committee shall decide whether an award under the OSP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Options and awards may be over ordinary shares. No consideration is payable for the grant of such awards.
In respect of any financial year, the maximum total market value of ordinary shares over which an award is granted to a participant may not exceed 100% of the participant’s salary (subject to the discretion of our Remuneration Committee to determine otherwise). Our Remuneration Committee will determine the vesting date, which will not (unless it determines otherwise) be earlier than the third anniversary of the date of grant. Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.
Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of redundancy, death, injury or disability, retirement, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the date of cessation.

In the event of a takeover, scheme of arrangement or winding up of the Company, subject to the discretion of our Remuneration Committee to require roll-over, all outstanding awards will automatically vest and awards granted in the form of an option will be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.
On the vesting of an award that takes the form of an option, the participant may exercise the option during the period of 90 days following the vesting date, provided that if the award has vested due to a participant’s death or if the participant dies during the 90-day period, the award may be exercised during the period of 12 months following the date of death.
Performance Ordinary Share Plan 2019
Any associates of the Group, excluding Executive Directors of the Company, will be eligible to participate in the POSP at the discretion of our Remuneration Committee. Our Remuneration Committee shall decide whether an award under the POSP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Options and awards may be over ordinary shares. No consideration is payable for the grant of such awards.
Our Remuneration Committee will determine the vesting date, which will not (unless our Remuneration Committee determines otherwise) be earlier than the third anniversary of the date of grant. Vesting is subject to the satisfaction of performance conditions set by our Remuneration Committee. Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.
Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, retirement, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the original vesting date to the extent the performance condition has been met at such date, unless our Remuneration Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date.
In the event of a takeover, scheme of arrangement or winding up of the Company, subject to the discretion of our Remuneration Committee to require roll-over, all outstanding awards will automatically vest, and awards granted in the form of an option shall be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.
On the vesting of an award that takes the form of an option, the participant may exercise the option during the period of 90 days following the vesting date, provided that if the award has vested due to a participant’s death or if the participant dies during the 90-day period, the award may be exercised during the period of 12 months following the date of death.
Employee Benefit Trusts
The Company has established a Jersey trust and a United States trust (collectively, the “Trusts”) in connection with the obligation to satisfy historical and future share awards under certain of the Company Employee Share Plans and other historical share plans. The trustees of each of the Trusts have waived their rights to receive dividends on any shares held by them. As at July 31, 2021, the United States trust held 748,163 ordinary shares and the Jersey Trust held 85,026 ordinary shares and $1,289 in cash. The number of shares held by the Trusts represented 0.36% of the Company’s issued share capital as at July 31, 2021.
During fiscal 2021, no shares were acquired by the Trusts.

Executive Directors—Incentive Awards
Awards under the LTIP were made on October 16, 2020 and November 2, 2020. Awards under the LTIP are based on a percentage of salary determined by our Remuneration Committee. The Remuneration Committee considers the size of each grant on an annual basis, which is determined by individual performance, the ability of each individual to contribute to the achievement of the performance conditions, and market levels of remuneration. The maximum vesting is 100% of the award granted. The scheme interests awarded during fiscal 2021 are summarized below.

Name	Award	Type of Award	Number of Shares (#)(1)	Option Expiration Date	Face Value of Award (£000)(2)(3)
Directors
Kevin Murphy	LTIP	Conditional awards	37,900	n/a	3,042.6
Bill Brundage	LTIP	Conditional awards	14,329	n/a	1,139.0

(1)Kevin Murphy and Bill Brundage’s LTIP awards granted during fiscal 2021 were based on a percentage of salary as follows: Kevin Murphy (350%) and Bill Brundage (250%).
(2)The share price used to calculate the face value of the LTIP share award granted to Kevin Murphy on October 16, 2020 was 8,028.0 pence. The share price used to calculate the face value of the LTIP share award granted to Bill Brundage on November 2, 2020 was 7,948.6 pence. For both LTIP awards this was the average share price over a 10 dealing day period immediately preceding the date of grant. Both LTIP awards were conditional share awards, and there is no exercise price. Face value is calculated as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended as the maximum number of shares at full vesting multiplied by either the share price at date of grant or the average share price used to determine the number of shares awarded. Dividend equivalents also accrue on the LTIP awards and the amount which may be due to an Executive Director is not included in the calculation of face value.
(3)The maximum dilution which may arise through issue of shares to satisfy the entitlement to these LTIP awards would be 0.02% calculated as at July 31, 2021.
Executive Directors’ Service Agreements
The Executive Directors for fiscal 2021 have entered into service agreements, the details of which are described below. Mr. Powell is no longer employed by the Group but served as an Executive Director during part of fiscal 2021.
Kevin Murphy’s Service Agreement
Kevin Murphy is employed by Ferguson Enterprises LLC as the Group Chief Executive pursuant to his employment agreement, dated September 2, 2019 (the “Murphy Employment Agreement”). Mr. Murphy’s annual base salary for the fiscal 2020 was $975,000 through November 19, 2019 as Chief Executive Officer, USA, and $1,100,000 following November 19, 2019 as Group Chief Executive, and he is eligible to receive certain car benefits and participate in a discretionary bonus scheme (which, if earned, may be deferred into an award under the DBP), a 401(k) retirement savings plan (with company contributions equal to 16% of base salary), a Supplemental Executive Retirement Plan, and the benefit programs offered to senior executives (including short- and long-term disability and healthcare coverage). Mr. Murphy’s eligibility to receive grants of shares and/or options under the Company Employee Share Plans is described in the “—B. Compensation” section above.
The Murphy Employment Agreement is not for a fixed term although it is subject to immediate termination in the event of a termination for cause. Ferguson Enterprises LLC and Mr. Murphy are each permitted to terminate the Murphy Employment Agreement by providing 12 months’ prior written notice; provided that Ferguson Enterprises LLC has sole discretion to pay Mr. Murphy the following amounts in lieu of notice, subject to his execution of a general release of claims: (i) continued base salary payments in an aggregate amount equal to Mr. Murphy’s base salary (subject to mitigation) and (ii) the cost to Ferguson Enterprises LLC of providing all other benefits for the unexpired notice period (the foregoing notice and termination terms provided in this paragraph, the “Murphy Termination Terms”). Mr. Murphy is also bound by confidentiality, intellectual property, non-competition, non-interference, non-hire, non-solicitation and non-disparagement obligations under the terms of the Murphy Employment Agreement.
Bill Brundage’s Service Agreement
Bill Brundage is employed by Ferguson Enterprises LLC as the Group Chief Financial Officer and Executive Director pursuant to his employment agreement, dated September 24, 2020 (the “Brundage Employment Agreement”). Mr. Brundage’s annual base salary for fiscal 2020 was $590,000, and he is eligible to participate in a discretionary bonus scheme (which, if earned, may be deferred into an award under the DBP), a 401(k) retirement savings plan (with company contributions equal to 16% of base salary), a Supplemental Executive Retirement Plan, and the benefit programs offered to senior executives (including short- and long-term disability and healthcare coverage). Mr. Brundage’s eligibility to receive grants of shares and/or options under the Company Employee Share Plans is described in the “—B. Compensation” section above.

The Brundage Employment Agreement is not for a fixed term although it is subject to immediate termination in the event of a termination for cause. Ferguson Enterprises LLC and Mr. Brundage are each permitted to terminate the Brundage Employment Agreement by providing 12 months’ prior written notice; provided that Ferguson Enterprises LLC has sole discretion to pay Mr. Brundage the following amounts in lieu of notice, subject to his execution of a general release of claims: (i) continued base salary payments in an aggregate amount equal to Mr. Brundage’s base salary (subject to mitigation) and (ii) the cost to Ferguson Enterprises LLC of providing all other benefits for the unexpired notice period (the foregoing notice and termination terms provided in this paragraph, the “Brundage Termination Terms”). Mr. Brundage is also bound by confidentiality, intellectual property, non-competition, non-interference, non-hire, non-solicitation and non-disparagement obligations under the terms of the Brundage Employment Agreement.
Mike Powell’s Service Agreement
Mike Powell was employed by Ferguson UK Holdings Limited (formerly known as Wolseley Limited) and previously served as the Group Chief Financial Officer pursuant to his service agreement, dated February 28, 2017. His annual base salary for the fiscal 2021 was £595,000 and he received certain car benefits and was eligible to participate in an annual discretionary bonus scheme (with a target amount equal to 90% of Mr. Powell’s annual base salary). To the extent that Mr. Powell did not satisfy the Company’s share ownership guidelines, he was required to defer a portion of his annual bonus payment, if earned, into an award under the DBP. In addition, Mr. Powell was eligible to participate in a defined contribution pension plan, medical and healthcare insurance plans and life assurance, and he received a salary supplement equal to 25% of his annual base salary in lieu of membership of the Group pension plan. Mr. Powell’s eligibility to receive grants of shares and/or options under the Company Employee Share Plans is described in the “—B. Compensation” section above. Mr. Powell’s service agreement generally had the same terms as the Murphy Termination Terms described above, except that Mr. Powell was required to terminate his service agreement by providing six months’ prior written notice. Mr. Powell is bound by confidentiality, intellectual property, non-competition, non-interference, non-hire and non-solicitation obligations.
Mr. Powell had also entered into a director appointment letter, dated March 22, 2019, pursuant to which he was appointed as a director and Group Chief Financial Officer. Mr. Powell did not receive any additional remuneration for such appointment, but was entitled to Company reimbursement for travel business expenses, including expenses incurred for travel to and attendance at Company board and shareholders’ meetings.
Mr. Powell stepped down as Chief Financial Officer and as director on October 31, 2020. He did not receive any payment for loss of office. Mr. Powell received annual base salary, benefits and pension payments up to his date of departure. Mr. Powell was not eligible to participate in the Bonus Plan or receive a LTIP grant for fiscal 2021. All outstanding unvested awards granted under the Company’s 2015 Long Term Incentive Plan and 2019 Long Term Incentive Plan lapsed. His share options under the Company’s International Sharesave Plan 2011 and International Sharesave Plan 2019 lapsed upon cessation of his employment. Mr. Powell’s awards under the Company’s Deferred Bonus Plan 2016 and Deferred Bonus Plan 2019 will continue and vest on their original vesting dates.
C     Board Practices
For a discussion of directors’ service agreements, see “—B. Compensation—Executive Directors’ Service Agreements.”
Term of Office
All Non-Executive Directors are appointed for terms of between one and three years. Under the UK Corporate Governance Code, all directors are subject to a vote for re-election each year at the Annual General Meeting.
Board of Directors and Key Committees
The Board is collectively responsible for the long-term success of the Company. The Board’s primary role is to provide effective and entrepreneurial leadership necessary to enable the Group’s business objectives to be met and to review the overall strategic development of the Group as a whole.
Certain strategic decisions and authorities of the Company are reserved as matters for the Board. For some of these matters, the Board delegates responsibilities and authorities to its Committees. The matters reserved for the Board for its decision are set out in a formal schedule, which include: strategy and management; capital and corporate structure; financial reporting and controls; tax and treasury matters; major commitments; communications; Board and senior management appointments; remuneration of Directors and senior management; delegation of authority; corporate governance matters; Policies; and other miscellaneous matters.

Audit Committee
The Audit Committee oversees, monitors and makes recommendations as appropriate in relation to the Group’s financial statements, accounting processes, audit (internal and external), risk management and internal controls and matters relating to fraud and whistleblowing. The current members of the Audit Committee are: Messrs. Murray (Chair) and May and Mmes. Bamford, Halligan and Wood.
Remuneration Committee
The Remuneration Committee reviews and recommends to the Board the framework and policy for the remuneration of the Chairman, the Executive Directors and our executive committee, taking into account the business strategy of the Group and how the Remuneration Policy reflects and supports that strategy. The current members of the Remuneration Committee are: Mmes. Simmonds (Chair), Baker and Halligan, and Messrs. Drabble, Murray and Schmitt.
Nominations Committee
The Nominations Committee regularly reviews the structure, size and composition of the Board and its committees. It also identifies and nominates suitable candidates to be appointed to the Board (subject to Board approval) and considers succession generally. The current members of the Nominations Committee are: Messrs. Drabble (Chair), May, Murray and Schmitt, and Mmes. Baker, Bamford, Halligan, Shouraboura, Simmonds and Wood.
Major Announcements Committee
The Major Announcements Committee meets as required to consider the Company’s disclosure obligations regarding material information where the matter is unexpected and non-routine. The current members of the Major Announcements Committee are: Messrs. Drabble (Chair) and May, and Mmes. Bamford and Simmonds.
NYSE Corporate Governance Exemptions
See “Item 16G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those required to be followed by NYSE-listed U.S. companies.
D     Employees
Our associates are essential to the long-term success of the Group. We continue to invest in the development of our people and strive to ensure that we are positioned to attract and retain the best talent. Our associates enable us to deliver excellent customer service, develop strong relationships, maximize operational efficiencies and accelerate the adoption of new operating models.
The table below sets forth the average number of full time equivalent (“FTE”) associates by business segment for the periods presented.

	As at July 31,
FTE associates by Business Segment	2021	2020	2019
United States	27,032	27,085	27,489
Canada	2,443	2,473	2,974
Other	63	74	79
Continuing operations	29,538	29,632	30,542
E     Share Ownership
The table below shows, in relation to each of our directors and senior management team, the total number of ordinary shares beneficially owned as at September 13, 2021.
The number of ordinary shares beneficially owned is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of September 13, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned is calculated on the basis of 222,310,307 ordinary shares outstanding as at September 13, 2021. Ordinary shares that a person has the right to acquire within 60 days of September 13, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
Our directors and senior management team do not have different voting rights than any other holder of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Geoff Drabble	4,983	*
Kevin Murphy(1)	90,350	*
Bill Brundage(2)	25,482	*
Alan Murray	2,368	*
Kelly Baker	—	—
Tessa Bamford	1,940	*
Cathy Halligan	425	*
Brian May	—	—
Tom Schmitt	1,350	*
Nadia Shouraboura	—	—
Jacky Simmonds	1,894	*
Suzanne Wood	—	—
Ian Graham(3)	2,501	*
Sammie Long(4)	26,953	*
Mike Sajor(5)	16,798	*

*Less than 1% of our outstanding shares.
(1)Includes (1) 57,692 ordinary shares and (2) 32,658 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Long Term Incentive Plan 2015 with a purchase price of nil.
(2)Includes (1) 14,003 ordinary shares and (2) 11,479 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Performance Ordinary Share Plan 2016 with a purchase price of nil.
(3)Includes (1) nil ordinary shares, (2) 1,260 ordinary shares issuable upon the vesting of conditional shares awarded on June 12, 2019 pursuant to the Ordinary Share Plan 2019 with a purchase price of nil and (3) 1,241 ordinary shares issuable upon the vesting of conditional shares awarded on June 12, 2019 pursuant to the Performance Ordinary Share Plan 2019 with a purchase price of nil.
(4)Includes (1) 8,795 ordinary shares, (2) 1,828 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Long Term Incentive Plan 2015 with a purchase price of nil; and (3) 15,970 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Performance Ordinary Share Plan 2016 with a purchase price of nil.
(5)Includes (1) nil ordinary shares, (2) 1,725 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Long Term Incentive Plan 2015 with a purchase price of nil; and (3) 15,073 ordinary shares issuable upon the vesting of conditional shares awarded on October 18, 2018 pursuant to the Performance Ordinary Share Plan 2016 with a purchase price of nil.
For a discussion of arrangements for involving our associates in our share capital, see “—B. Compensation—Remuneration of Executive Directors/Senior Management—Employee Share Schemes.”

Item 7.    Major Shareholders and Related Party Transactions
A     Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned nor controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
As at September 13, 2021 the table below sets out details of the most recent notifications received either pursuant to the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5 and the Company’s Articles of Association relating to beneficial ownership of more than 3% of our ordinary shares or pursuant to applicable rules and regulations of the SEC. The Company’s major shareholders do not have different voting rights than any other holder of our ordinary shares.

Name of Shareholder	Ordinary Shares	Percentage of Share Capital	Date Notification Received
BlackRock	23,859,924	10.60%	March 10, 2021(1)
Trian Fund Management, L.P.	11,935,627	5.14%	June 12, 2019(2)
FIL Limited	12,339,472	4.95%	February 15, 2010(2)
Norges Bank	8,660,609	3.61%	October 10, 2017(2)

(1)Based on the Schedule 13G filed by BlackRock, Inc. with the SEC on March 10, 2021, BlackRock, Inc. and its subsidiaries beneficially owned an aggregate of 23,859,924 ordinary shares, representing 10.6% of the issued shares of the Company’s ordinary shares.
(2)Pursuant to the Company’s Articles of Association, shareholders are required to notify the Company when their holdings reach, exceed or fall below 3% and each 1% threshold thereafter up to 100%. The Company is reliant upon shareholders providing notification when they reach, exceed or fall below a given threshold. The percentage of share capital is provided as at the date of disclosure by the relevant shareholder. Since the disclosure date, the shareholders’ interests may have changed.
As at September 13, 2021, there were 316 holders in the United States holding 221,286,580 ordinary shares, which includes Cede & Co., the nominee for The Depositary Trust Company, and holders through The Direct Registration System.
B     Related Party Transactions
In fiscal 2021, the Group purchased goods and services on an arms’ length basis totaling approximately $24 million from companies that are controlled or significantly influenced by persons who are one of the Group’s non-executive directors. See note 28 to the consolidated financial statements for further details.
C     Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A     Consolidated Statements and Other Financial Information
Financial Statements
Audited consolidated financial statements are set forth under “Item 18. Financial Statements.”
Legal Proceedings
There are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Group is aware) during a period covering at least the previous 12 months preceding the date of this annual report which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Dividend Policy
The Company maintains a policy that establishes priorities for the utilization of capital, which are focused on the following areas: (i) investing in the business and consistently generating above market organic revenue growth; (ii) funding a sustainable ordinary dividend through the economic cycle; (iii) investing in bolt-on acquisitions that meet our investment criteria; and (iv) returning any surplus capital beyond these needs to shareholders.
B     Significant Changes
Not applicable.
Item 9.    The Offer and Listing

A     Offer and Listing Details
The principal trading market of the Company’s ordinary shares is currently the LSE, where the Company’s shares are traded under the symbol “FERG.” The Company’s ordinary shares are also listed on the NYSE and traded under the symbol “FERG.”
 B     Plan of Distribution
Not applicable.
C     Markets
See “—A. Offer and Listing Details for all stock exchanges where the Company’s ordinary shares are traded.
D     Selling Shareholders
Not applicable.
E     Dilution
Not applicable.
F     Expenses of the Issue
Not applicable.
Item 10.    Additional Information
A     Share Capital
Not applicable.
B     Memorandum and Articles of Association
The information required by Item 10.B of Form 20-F is included in Item 10.B of the registration statement on Form 20-F filed by the Company with the SEC on February 12, 2021, which section is incorporated herein by reference.
C     Material Contracts
Our material contracts include (i) the Multicurrency Revolving Credit Facility Agreement; (ii) the Bilateral Loan Agreement; and (iii) the indenture governing the 2020 3.25% Notes. For a description of these material contracts, see “Item 5. Operating and Financial Review and Prospects—B Liquidity and Capital Resources.”

D     Exchange Controls
There are currently no Jersey foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.
E     Taxation
United States Taxation
U.S. Holders
The following is a general summary based on present law of certain United States federal income tax considerations relevant to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). It addresses only U.S. Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and that use the U.S. dollar as their functional currency.
This summary is for general information only and is not a substitute for tax advice. It is not a complete description of all of the tax considerations that may be relevant to a particular U.S. Holder. It does not address all of the considerations relevant to U.S. Holders subject to special tax regimes, such as banks and other financial institutions, insurance companies, dealers in currencies and securities, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, tax-exempt entities, retirement plans, individual retirement accounts or other tax-deferred accounts, pass-through entities (including S-corporations), entities or arrangements treated as partnerships for United States federal income tax purposes, United States expatriates, investors liable for alternative minimum tax, persons holding our ordinary shares as part of a hedge, straddle, conversion or other integrated financial transaction, persons holding ordinary shares through a permanent establishment or fixed base outside the United States, persons who acquired their ordinary shares through the exercise of an employee stock option or otherwise as compensation, or persons that own directly, indirectly or constructively 5% or more (by voting power or value) of the equity interests of the Company. This summary does not address any United States federal taxes other than the income tax (such as estate and gift tax), any United States state and local tax considerations, any non-United States tax considerations, or any considerations relating to FATCA (by which we mean Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance thereunder, and any intergovernmental agreement entered into in connection therewith). This summary also does not apply to any person other than a U.S. Holder (as defined below).
As used here, “U.S. Holder” means a beneficial owner of our ordinary shares that for United States federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States, any State thereof, or the District of Columbia, (iii) a trust subject to the control of a United States person and the primary supervision of a United States court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source.
The United States federal tax consequences to a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. U.S. Holders that are partnerships are urged to consult their own tax advisers about the tax consequences to their partners of owning or disposing of our ordinary shares.
The directors of the Company believe, and this discussion assumes, that the Company is not, nor has it been, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In addition, the directors of the Company believe, and this discussion assumes, that the Company will not be a PFIC for the current taxable year or in the foreseeable future. The Company’s status as a PFIC must be determined annually, and it therefore could change. If the Company has been a PFIC for any year during a U.S. Holder’s holding period, or if the Company were to be a PFIC in any year during any U.S. Holder’s holding period, such U.S. Holder could suffer material adverse tax consequences.
The Company also believes, and this discussion also assumes, that the Company will be treated as a non-U.S. corporation for U.S. federal income tax purposes.
Dividends on Ordinary Shares
U.S. Holders generally must include dividends paid on our ordinary shares in their gross income as ordinary income from foreign sources. Generally, distributions in excess of a corporation’s current and accumulated earnings and profits are treated as a non-taxable return of capital to the extent of the shareholder’s basis in its shares, and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with United States federal income tax principles. U.S. Holders therefore should assume that any distribution by the Company with respect to our ordinary shares will be treated as ordinary dividend income. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations. However, dividends should be eligible for the reduced rate on qualified dividend income available to certain eligible non-corporate U.S. Holders that satisfy a minimum holding period and other generally applicable requirements if the Company qualifies for benefits under the income tax treaty between the United Kingdom and the United States (the “US-UK Treaty”). The Company expects to qualify for benefits under the US-UK Treaty.
Dividends paid to U.S. Holders in a currency other than U.S. dollars will be includible in income in a U.S. dollar amount determined at the spot rate on the date of receipt whether or not converted into U.S. dollars at that time. A U.S. Holder will have a basis in the non-United States currency received equal to its U.S. dollar value on the date of receipt. Gain or loss on a subsequent conversion or other disposition of the non-United States currency for a different amount generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.
Dispositions of Ordinary Shares
U.S. Holders generally will recognize a capital gain or loss on the sale or other disposition of ordinary shares in an amount equal to the difference between their adjusted tax basis in the shares and the U.S. dollar value of the amount realized. Any gain will be a long-term gain if the U.S. Holder has held the ordinary shares for a period longer than one year. Any loss will be a long-term loss if the U.S. Holder has held the ordinary shares for a period longer than one year. Deductions for capital losses are subject to limitations. Any gain or loss generally will be treated as arising from United States sources. U.S. Holders should consult their tax advisers regarding any special rules relating to “extraordinary dividends” that may be potentially applicable to them if they have received a dividend from the Company in an amount greater than 10% of that U.S. Holder’s tax basis in its ordinary shares.

A U.S. Holder that receives a currency other than U.S. dollars in exchange for its shares will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of disposition (or, if the shares are traded on an established securities market and a U.S. Holder is a cash-basis or electing accrual basis taxpayer, at the spot rate on the settlement date). A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be United States source ordinary income or loss.
Gain or loss realized by a U.S. Holder on the sale or exchange of ordinary shares will generally be treated as US-source gain or loss for U.S. foreign tax credit purposes.
Medicare Tax on Net Investment Income
Certain non-corporate U.S. Holders whose income exceeds certain thresholds generally will be subject to a 3.8% surtax on their “net investment income” (which generally includes, among other things, dividends on, and capital and foreign currency gain from, the sale or other disposition of the ordinary shares). Non-corporate U.S. Holders should consult their own tax advisers regarding the possible effect of such tax on their ownership and disposition of the ordinary shares.
Information Reporting and Backup Withholding
Dividends on our ordinary shares and proceeds from the disposition of such shares may be reported to the United States Internal Revenue Service (the “IRS”) unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number on a properly complete IRS Form W-9 or to meet other conditions. The amount of any backup withholding tax may be credited against or refunded to the extent it exceeds the holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders are required to report to the IRS information about their investment in ordinary shares not held through an account with a domestic financial institution. Investors who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisers about these and any other reporting requirements arising from their investment in our ordinary shares.
Non-U.S. based holders of ordinary shares who will receive dividends denominated in USD
To the extent that a non-U.S. based shareholder will receive U.S. dollar denominated dividends, U.S. withholding tax may apply to amounts subject to reporting. A reduced withholding rate or exemption from withholding may be available if the shareholder is a resident of a foreign country with which the U.S. has an income tax treaty, is eligible for treaty benefits and if the shareholder provides an accurate Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and

Reporting (Individuals) Form W-8BEN. Shareholders who are in doubt of their tax position are recommended to consult their own professional advisors.
United Kingdom Taxation
The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of the ordinary shares. They are based on current UK law and what is understood to be the current practice of Her Majesty’s Revenue and Customs (“HMRC”) as at the date of this annual report, both of which may change, possibly with retroactive effect. They apply only to shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their ordinary shares as an investment (other than where a tax exemption applies, for example where the ordinary shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the ordinary shares and any dividends paid on them. The tax position of certain categories of shareholders who are subject to special rules is not considered (except insofar as express reference is made to the treatment of exempt shareholders) and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their ordinary shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.

The statements summarize the current position and are intended as a general guide only. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.
Income from Ordinary Shares
Ferguson is not required to withhold UK tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.
UK Resident Individual Shareholders
Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “dividend allowance”) for the first £2,000 of non-exempt dividend income in any tax year and different rates of tax for dividend income that exceeds the dividend allowance. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.
An individual shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Ferguson will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) that dividend falls within the dividend allowance.
To the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the dividend allowance, it will be subject to income tax at 7.5% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received by the shareholder in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 32.5% to the extent that it is within the higher rate band, or 38.1% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the dividend allowance which would (if there was no dividend allowance) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.
UK Resident Corporate Shareholders
It is likely that most dividends paid on the ordinary shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.
UK Resident Exempt Shareholders
UK resident shareholders who are not liable to UK tax on dividends, including exempt pension funds and charities, are not entitled to any tax credit in respect of dividends paid by the Company.

Non-UK Resident Shareholders
No tax credit will attach to any dividend paid by Ferguson. A shareholder resident outside the UK may also be subject to non-UK taxation on dividend income under local law. A shareholder who is resident outside the UK for tax purposes should consult his or her own tax adviser concerning his or her tax position on dividends received from the Company.

Disposal of Shares
UK Resident Shareholders
A disposal or deemed disposal of ordinary shares by a shareholder who is resident in the UK for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.
Non-UK Resident Shareholders
Shareholders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of ordinary shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) in connection with which the ordinary shares are used, held or acquired. Non-UK tax resident shareholders may be subject to non-UK taxation on any gain under local law.
An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her ordinary shares during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.
Stamp Duty and SDRT
No UK stamp duty or SDRT will be payable in respect of transfers of the ordinary shares, provided that no written instrument of transfer is entered into (which should not be necessary). The Company has received HMRC clearance confirming that agreements to transfer ordinary shares which are traded on the LSE and settled by way of DIs will not be subject to UK SDRT.
If the ordinary shares were transferred by way of written instrument, then UK stamp duty at the rate of 0.5 percent (rounded up to the next multiple of £5) of the amount or value of the consideration given would in principle be payable, if the instrument of transfer was executed in the UK or related “to any matter or thing done or to be done” in the UK.
Inheritance Tax
Liability to UK inheritance tax may arise in respect of ordinary shares on the death of, or on a gift of ordinary shares by, an individual holder of such ordinary shares who is domiciled, or deemed to be domiciled, in the UK.
The ordinary shares, if held directly, rather than as DIs, should not be assets situated in the UK for the purposes of UK inheritance tax. Accordingly, neither the death of a holder of such ordinary shares nor a gift of such ordinary shares by a holder should give rise to a liability to UK inheritance tax if the holder is neither domiciled nor deemed to be domiciled in the UK. However, DIs may be treated as assets situated in the UK for the purposes of UK inheritance tax. Accordingly, the death of a holder of DIs or a gift of DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the UK.
For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any ordinary shares or DIs through trust arrangements.

Jersey Taxation
The following summary of the anticipated treatment of holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this annual report. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Shareholders should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares under the laws of the jurisdictions in which they may be liable to taxation. Shareholders should be aware that tax laws, rules and practice and their interpretation may change.
Taxation of the Company’s ordinary shares
On the basis that it is centrally managed and controlled and considered resident for tax purposes in the UK, the Company will not be considered Jersey tax resident, therefore dividends on ordinary shares may be paid by the Company without withholding or deduction for or on account of Jersey income tax. The holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.
Stamp Duty
In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situate in respect of a holder of ordinary shares domiciled in Jersey, or situate in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate, capped at £100,000.
Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY ONLY AND IS NOT TAX ADVICE. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF HOLDING OR DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES.
 F     Dividends and Paying Agents
Not applicable.
G     Statement by Experts
Not applicable.
H    Documents on Display
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
I    Subsidiary Information
Not applicable.
Item 11.    Quantitative and Qualitative Disclosures about Market Risk

AQuantitative Information about Market Risk
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Risk Management Policies and Hedging Activities.”

B Qualitative Information about Market Risk
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Risk Management Policies and Hedging Activities.”
Item 12.    Description of Securities Other than Equity Securities

ADebt Securities
Not applicable.
B Warrants and Rights
Not applicable.

COther Securities
Not applicable.

D American Depositary Shares
Not applicable.
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
ADisclosure Controls and Procedures
As of the end of the period covered by this annual report on Form 20-F, our management, with the participation of our Group Chief Executive and Group Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at July 31, 2021. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group Chief Executive and Group Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation as of the end of the period covered by this annual report on Form 20-F, our Group Chief Executive and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

B Management’s Annual Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
CAttestation Report of the Registered Public Accounting Firm
Not applicable.
D Changes in Internal Control Over Financial Reporting
In connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses, as of July 31, 2020, related to (i) a lack of segregation of duties associated with an associate having administrator access to our consolidation system while also having the ability to prepare and post manual journal entries without independent review as well as a lack of precision in and evidence of the review of consolidation and related journal entries and (ii) the presentation of deferred tax assets and deferred tax liabilities. As of July 31, 2021, we have remediated these weaknesses through the following actions:
•removing the administrator access from the associate;
•enhancing our review of manual journal entries with the appropriate level of precision and retention of evidence of review by an independent reviewer who does not have the ability to prepare and post manual journal entries; and
•enhancing our review of the presentation of deferred taxes within our consolidated financial statements.

There were no misstatements to the fiscal 2020 consolidated financial statements as a result of these material weaknesses.
During the period covered by this annual report, in addition to the changes described above, the Company enhanced its disclosure controls and procedures by establishing a more robust management Disclosure Committee as well as enhancements to its control sub-certification process aimed at identifying knowledge of any material weaknesses or significant deficiencies, internal control breakdowns, significant or unusual transactions and other items as applicable.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
Our Board has determined that each of Alan Murray, an independent director and Chairman of our Audit Committee, and Suzanne Wood and Brian May, independent directors and members of our Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and applicable rules and regulations of the SEC.
Item 16B.    Code of Ethics
We have adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates, a copy of which is available for downloading free of cost from our website at www.fergusonplc.com under the Corporate Governance tab. We intend to satisfy the disclosure requirement under Item 16B(d)-(e) of Form 20-F regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information at the website location specified above.

Item 16C.    Principal Accountant Fees and Services
The following table sets forth the aggregate fees by the categories specified below in connection with services rendered by Deloitte LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended July 31,
	2021	2020
	$m
Audit fees(1)	7.4	4.2
Audit-related fees(2)	3.2	2.6
Tax Fees	—	—
All other fees(3)	—	0.9
Total	10.6	7.7

(1)Audit fees include $3.2m (2020: $1.7m) for the audit of the Company and consolidated financial statements and $4.2m (2020: $2.5m) for the audit of the Company’s subsidiaries.
(2)In fiscal 2021, audit-related fees principally relate to the Group’s change to U.S. GAAP, registration with the SEC, implementation of a Sarbanes-Oxley Act compliance framework and the Company’s half year review. In fiscal 2020, audit-related fees principally related to the Group’s change to U.S. GAAP, registration with the SEC, the UK demerger and the Company’s half-year review.
(3)All other fees in 2020 related to the Group’s proposed demerger of the UK business and the issuance of the 2020 3.25% Notes.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte LLP, our independent registered public accounting firm. All of the audit and non-audit services carried out in the years ended July 31, 2021 and 2020 were pre-approved by the audit committee.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides an exemption from the rule that all members of the listed issuer’s audit committee satisfy the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 until the one year anniversary of the date of effectiveness of the registration statement filed pursuant to Section 12 of the Exchange Act for the purposes of listing our ordinary shares on the NYSE. Our audit committee currently comprises five directors, four of which are independent directors under the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3.
We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A)(2) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors within one year of the effectiveness of the registration statement filed pursuant to Section 12 of the Exchange Act for the purpose of listing our ordinary shares on the NYSE.

Item 16E.    Purchase of Equity Securities by Issuer & Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Prices Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Program(1)	(d) Maximum Value of Shares that May Yet Be Purchased Under the Program(1)
March 1 - March 31, 2021	416,552	$119.89	416,552	$350,061,613
April 1 - April 30, 2021	779,137	127.22	779,137	250,937,175
May 1 - May 31, 2021	616,781	129.54	616,781	171,037,108
June 1 - June 30, 2021	734,189	138.86	734,189	69,084,032
July 1 - July 31, 2021	473,709	145.25	473,709	—
Total	3,020,368	$132.34	3,020,368	$—

(1) On March 16, 2021, the Company announced its intention to buy back up to $400 million of its shares over the next 12 months. On July 28, 2021, the Company completed this $400 million share repurchase program. In September 2021, the Company’s Board authorized a program to repurchase up to $1 billion of shares with the aim of completing the purchases within 12 months.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
As a foreign private issuer listed on the NYSE, we are permitted to follow certain home country corporate governance practices in lieu of the provisions of the NYSE. We follow corporate governance standards which are substantially similar to those followed by U.S. domestic companies under NYSE listing standards, except that we may follow the Listing Rules applicable to companies with a premium listing on the London Stock Exchange (“LSE Listing Rules”) in lieu of NYSE shareholder approval requirements for the adoption or material amendment of equity compensation plans. Under the LSE Listing Rules, shareholder pre-approval is not generally required for the adoption or material amendment of equity compensation plans, except with respect to either of the following two types of equity compensation plans: (i) an equity compensation plan under which employees or former employees are entitled to participate and permits the issue of new shares or transfer of treasury shares; or (ii) a long-term equity compensation plan in which a director is entitled to participate, whether or not it involves new issue or treasury shares, but excluding, for the purposes of (ii), long-term equity compensation plans in which all, or substantially all, of the company’s employees are eligible to participate or a single director is the only participant established specifically to recruit or retain the relevant individual.
Item 16H.    Mine Safety Disclosure
Not applicable.

PART III
Item 17.    Financial Statements
We have elected to provide audited consolidated financial statements and the related information pursuant to Item 18.
Item 18.    Financial Statements
See pages F-1 to F-51, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Group’s audited consolidated financial statements or notes thereto.

Item 19.    Exhibits

1.1*	Memorandum and Articles of Association of the Company.
2.1*	Description of Ferguson plc share capital.
4.1
Multicurrency Revolving Credit Facility Agreement, dated as of March 10, 2020, among the Company and Wolseley Limited as original borrowers and original guarantors, the lenders and arrangers party thereto, and the agent (incorporated by reference to Exhibit 4.1 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on February 12, 2021).

4.2
Bilateral Loan Agreement, dated as of March 19, 2020, among the Company and Wolseley Limited as original borrowers and original guarantors and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.2 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on February 12, 2021).

4.3
Receivables Purchase Agreement, dated as of July 31, 2013, as further amended, supplemented and restated, among Ferguson plc, Ferguson Receivables, LLC as seller, Ferguson Enterprises, LLC as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks, facility agents, administrative agent and co-administrative agent party each thereto (incorporated by reference to Exhibit 4.3 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on February 12, 2021).

4.4
Purchase and Contribution Agreement, dated as of July 31, 2013, as further amended, supplemented and restated, among Ferguson Enterprises, LLC and its various subsidiaries party thereto as originators and Ferguson Receivables, LLC as purchaser (incorporated by reference to Exhibit 4.4 of the Registrant’s 20FR12B (File No. 001-39301), filed with the SEC on February 12, 2021).

8.1*	List of significant subsidiaries.
12.1*	Certification of Group Chief Executive under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Group Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Group Chief Executive under Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Group Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Filed herewith
** Furnished herewith
The Registrant agrees to furnish to the SEC, upon request, copies of any instruments that define the rights of holders of long-term debt of the Registrant that are not filed as exhibits to this annual report.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ferguson plc

By:	/s/ William Brundage
Name: William Brundage
Title: Group Chief Financial Officer
Date: September 28, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the fiscal years ended July 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Group income statement	F-5
Consolidated Group statement of comprehensive income	F-6
Consolidated Group statement of changes in equity	F-7
Consolidated Group balance sheet	F-8
Consolidated Group cash flow statement	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ferguson plc
Opinion on the Financial Statements
We have audited the accompanying consolidated group balance sheets of Ferguson plc and subsidiaries (the "Company") as at July 31, 2021 and 2020, the related consolidated group income statement, consolidated group statement of comprehensive income, consolidated group statement of changes in equity, and consolidated group cash flow statement, for each of the three years in the period ended July 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
The Company has changed its method of accounting for leases in the year ended July 31, 2020 due to the adoption of IFRS 16, “Leases”.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Inventory Existence and Valuation— Refer to Notes 1 and 15 to the financial statements
Critical Audit Matter Description
The Company had inventories of $3,426 million at July 31, 2021, held in numerous distribution centers and branches, and across multiple product lines.
Management employs a range of inventory counting procedures to record the existence and condition of inventory considering the highly disaggregated nature of the inventory balance across the Company’s distribution centers and branch locations, including perpetual cycle counts. This count process is in turn reliant on two core warehouse management systems.

In addition, provisions are made against slow-moving, obsolete and damaged inventories comparing the level of inventory held to estimated future sales on the basis of historical experience. At July 31, 2021, inventories were net of a provision of $181 million which includes provisions for inventory for which no sales have occurred during the past twelve months, special order inventory and excess inventory. The excess provision calculation requires judgement, which increases the risk of possible misstatement.
We identified excess inventory provisions valuation and the existence of perpetual cycle count inventory as a critical audit matter. This is due to the inherent uncertainty in estimating the excess inventory provision and higher degree of auditor judgment and effort needed to determine the extent and timing of testing the perpetual cycle count inventory existence.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to inventory existence and valuation included the following, among others:
Existence
•used senior team members to determine the extent and location of inventory counts;
•physically observed management’s count procedures over inventory close to the year-end date and performed independent sample count procedures in relation to locations across the Company;
•performed roll-forward procedures from the date of our inventory counts to the year-end date; and
•investigated any variations from our independent counts and considered the impact in the context of the inventory balance as a whole.
Valuation:
•tested management’s process in determining the excess inventory provision by recalculating the inventory provision, if any, for a sample of on hand inventory items and inventory provision amounts;
•formed an independent expectation of the inventory provision at year end based on prior year ratios and compared the inventory provision against our expectation; and
•performed a historical look back analysis for a selection of inventory items and considered the impact in the context of the inventory balance as a whole.

/s/ Deloitte LLP
London, United Kingdom
September 28, 2021
We have served as the Company's auditor since 2016.

Consolidated Group income statement
Year ended July 31, 2021

	Notes	2021		2020[1]		20191 2
		$m		$m		$m
Revenue	2	22,792		19,940		19,729
Cost of sales		(15,812)		(13,957)		(13,822)
Gross profit		6,980		5,983		5,907
Operating costs		(4,946)		(4,534)		(4,528)
Operating profit	3	2,034		1,449		1,379
Finance costs	4	(145)		(147)		(86)
Finance income	4	1		7		12
Share of profit/(loss) after tax of associates		1		(2)		2
Gain on disposal of interests in associates and other investments		—		7		3
Impairment of interests in associates		—		(22)		(9)
Profit before tax		1,891		1,292		1,301
Tax	5	(241)		(317)		(259)
Profit from continuing operations		1,650		975		1,042
(Loss) profit from discontinued operations	6	(142)		(14)		66
Profit for the year attributable to shareholders of the Company		1,508		961		1,108
Earnings per share	8
Continuing operations and discontinued operations
Basic earnings per share		674.7	¢	427.5	¢	481.3	¢
Diluted earnings per share		670.5	¢	423.5	¢	477.8	¢
Continuing operations only
Basic earnings per share		738.3	¢	433.7	¢	452.6	¢
Diluted earnings per share		733.7	¢	429.7	¢	449.3	¢

(1)The Group disposed of its shares in Wolseley UK Limited (“UK business”) on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated throughout the consolidated financial statements. See note 6 for further details.
(2)The Group adopted IFRS 16 “Leases” on August 1, 2019 applying the modified retrospective transition method. As a result, comparatives have not been restated and are shown on an IAS 17 “Leases” basis. See note 1 for further details.

Consolidated Group statement of comprehensive income
Year ended July 31, 2021

	Notes	2021	2020	2019
		$m	$m	$m
Profit for the year		1,508	961	1,108
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of overseas operations(1)		75	57	(86)
Exchange (loss)/gain on translation of borrowings and derivatives designated as hedges of overseas operations(1)		(31)	(31)	36
Cumulative currency translation differences recycled on disposals(1)		135	9	1
Cumulative currency translation differences on disposal of interests in associates(1)		—	—	7
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit plans(2)	22	107	(235)	(36)
Tax (charge)/credit on items that will not be reclassified to profit or loss(2)	5, 22	(19)	44	6
Other comprehensive income/(expense) for the year		267	(156)	(72)
Total comprehensive income for the year		1,775	805	1,036
Total comprehensive income attributable to:
Continuing operations		1,770	789	1,040
Discontinued operations		5	16	(4)
Total comprehensive income for the year attributable to shareholders of the Company		1,775	805	1,036

(1)Impacting the translation reserve.
(2)Impacting retained earnings.

Consolidated Group statement of changes in equity
Year ended July 31, 2021

				Reserves				Non- controlling interest
	Notes	Share capital	Share premium	Translation reserve	Treasury shares	Own shares	Retained earnings		Total equity
		$m	$m	$m	$m	$m	$m	$m	$m
At July 31, 2018		45	67	(556)	(1,380)	(90)	5,972	(1)	4,057
Profit for the year		—	—	—	—	—	1,108	—	1,108
Other comprehensive expense		—	—	(42)	—	—	(30)	—	(72)
Total comprehensive income		—	—	(42)	—	—	1,078	—	1,036
Cancellation of Treasury shares	23	(4)	—	—	1,369	—	(1,365)	—	—
Group reconstruction		(11)	16,083	—	—	—	(16,072)	—	—
Capital reduction		—	(16,150)	—	—	—	16,150	—	—
Issue of share capital		—	9	—	—	—	—	—	9
Purchase of own shares by Employee Benefit Trusts	23	—	—	—	—	(38)	—	—	(38)
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	26	(26)	—	—
Credit to equity for share-based payments		—	—	—	—	—	34	—	34
Tax relating to share-based payments	5	—	—	—	—	—	6	—	6
Adjustment arising from change in non-controlling interest		—	—	—	—	—	—	1	1
Purchase of Treasury shares	23	—	—	—	(309)	—	—	—	(309)
Disposal of Treasury shares	23	—	—	—	15	—	(12)	—	3
Dividends paid	7	—	—	—	—	—	(449)	—	(449)
At July 31, 2019		30	9	(598)	(305)	(102)	5,316	—	4,350
Adjustment on adoption of IFRS 16	1	—	—	—	—	—	(187)	—	(187)
On August 1, 2019		30	9	(598)	(305)	(102)	5,129	—	4,163
Profit for the year		—	—	—	—	—	961	—	961
Other comprehensive expense		—	—	35	—	—	(191)	—	(156)
Total comprehensive income		—	—	35	—	—	770	—	805
Purchase of own shares by Employee Benefit Trusts	23	—	—	—	—	(26)	—	—	(26)
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	40	(40)	—	—
Credit to equity for share-based payments		—	—	—	—	—	26	—	26
Tax relating to share-based payments	5	—	—	—	—	—	11	—	11
Purchase of Treasury shares	23	—	—	—	(292)	—	—	—	(292)
Disposal of Treasury shares	23	—	—	—	27	—	(16)	—	11
Dividends paid	7	—	—	—	—	—	(327)	—	(327)
At July 31, 2020		30	9	(563)	(570)	(88)	5,553	—	4,371
Profit for the year		—	—	—	—	—	1,508	—	1,508
Other comprehensive income		—	—	179	—	—	88	—	267
Total comprehensive income		—	—	179	—	—	1,596	—	1,775
Reclassification of exchange on translation of overseas operations		—	—	(14)	—	—	14	—	—
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	30	(30)	—	—
Credit to equity for share-based payments		—	—	—	—	—	71	—	71
Tax relating to share-based payments	5	—	—	—	—	—	9	—	9
Purchase of Treasury shares	23	—	—	—	(400)	—	—	—	(400)
Disposal of Treasury shares	23	—	—	—	39	—	(21)	—	18
Dividends paid	7	—	—	—	—	—	(1,034)	—	(1,034)
At July 31, 2021		30	9	(398)	(931)	(58)	6,158	—	4,810

Consolidated Group balance sheet
As at July 31, 2021

	Notes	2021	2020
		$m	$m
Assets
Non-current assets
Intangible assets: goodwill	10	1,757	1,721
Intangible assets: other	11	546	521
Right of use assets	12	895	1,111
Property, plant and equipment	13	1,305	1,389
Interests in associates		5	4
Other financial assets		18	12
Retirement benefit assets	22	108	—
Deferred tax assets	14	303	216
Trade and other receivables	16	428	377
Derivative financial assets	20	16	28
		5,381	5,379
Current assets
Inventories	15	3,426	2,880
Trade and other receivables	16	3,331	3,042
Current tax receivable		4	—
Other financial assets		—	9
Derivative financial assets	20	5	11
Cash and cash equivalents	17	1,335	2,115
Assets held for sale		3	20
		8,104	8,077
Total assets		13,485	13,456
Liabilities
Current liabilities
Trade and other payables	18	4,022	3,591
Current tax payable		303	293
Borrowings	19	183	531
Lease liabilities	12	263	281
Provisions	21	72	53
		4,843	4,749
Non-current liabilities
Trade and other payables	18	342	338
Borrowings	19	2,528	2,635
Lease liabilities	12	827	1,074
Deferred tax liabilities	14	—	26
Provisions	21	123	202
Retirement benefit obligations	22	12	61
		3,832	4,336
Total liabilities		8,675	9,085
Net assets		4,810	4,371
Equity
Share capital	23	30	30
Share premium		9	9
Reserves		4,771	4,332
Equity attributable to shareholders of the Company		4,810	4,371

Consolidated Group cash flow statement
Year ended July 31, 2021

	Notes	2021	2020	2019
		$m	$m	$m
Cash flows from operating activities
Cash generated from operations	24	2,093	2,252	1,609
Interest received		12	8	13
Interest paid		(160)	(167)	(90)
Tax paid		(404)	(225)	(242)
Net cash generated from operating activities		1,541	1,868	1,290
Cash flows from investing activities
Acquisition of businesses (net of cash acquired)	25	(335)	(351)	(657)
Disposals of businesses (net of cash disposed of)	26	380	7	201
Purchases of property, plant and equipment		(174)	(215)	(382)
Net proceeds from disposal of property, plant and equipment, assets held for sale and right of use assets		35	13	84
Purchases of intangible assets		(72)	(87)	(36)
Acquisition of associates and other investments		(6)	(5)	(11)
Disposal of interests in associates and other investments		—	32	18
Net cash used in investing activities		(172)	(606)	(783)
Cash flows from financing activities
Proceeds from the issue of shares	23	—	—	9
Purchase of own shares by Employee Benefit Trusts	23	—	(26)	(38)
Purchase of Treasury shares		(400)	(451)	(150)
Proceeds from the sale of Treasury shares	23	18	11	3
Proceeds from loans and derivatives	27	4	1,169	757
Repayments of loans	27	(375)	(566)	(2)
Lease liability capital payments	27	(296)	(295)	—
Finance lease capital payments	27	—	—	(3)
Dividends paid to shareholders		(1,036)	(327)	(445)
Net cash (used in)/generated from financing activities		(2,085)	(485)	131
Net cash (used)/generated		(716)	777	638
Effects of exchange rate changes		1	4	(10)
Cash, cash equivalents and bank overdrafts at the beginning of the year	27	1,867	1,086	458
Cash, cash equivalents and bank overdrafts at the end of the year	27	1,152	1,867	1,086

Notes to the consolidated financial statements
Year ended July 31, 2021
1—Accounting policies
Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, including interpretations issued by the International Accounting Standards Board (“IASB”) and its committees.
Ferguson plc is a public company limited by shares incorporated in Jersey under the Companies (Jersey) Law 1991 (as amended) and is headquartered in the UK. It operates as the ultimate parent company of the Group. Its registered office is 13 Castle Street, St Helier, Jersey, JE1 1ES, Channel Islands.
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention as modified by the revaluation of financial assets and liabilities measured at fair value.
The Group disposed of its UK business on January 29, 2021. The results of the UK business have been reclassified to discontinued operations and the prior year comparative results have been restated throughout the consolidated financial statements. See Note 6 or further details.

Choices permitted by IFRS
The Group has elected to apply hedge accounting to some of its financial instruments.
Accounting developments and changes
The following other standards and amendments to existing standards became effective for the year ended July 31, 2021 and have not had a material impact on the Group’s consolidated financial statements:

•Amendments to References to the Conceptual Framework in IFRS Standards;
•Amendments to IAS 1 and IAS 8 – Definition of Material;
•Amendments to IFRS 3 – Definition of a Business;
•Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform (Phase 1); and
•Amendments to IFRS 16 – COVID-19-Related Rent Concessions
Other standards and amendments to existing standards that have been issued but not yet adopted are not expected to have a material impact on the Group’s consolidated financial statements.
Critical accounting judgments
Impact of the COVID-19 pandemic
Management has exercised judgment in evaluating the impact of the COVID-19 pandemic on the consolidated financial statements. In light of the Group’s strong performance during the year, management concluded there was no material negative impact of the COVID-19 pandemic on the financial statements and no new sources of estimation uncertainty.
Leases
Property leases entered into by the Group typically include extension and termination options to provide operational flexibility to the Group. Management applied significant judgment in determining whether these options were reasonably certain to be exercised when determining the lease term on adoption of IFRS 16. In making this judgment management considered the remaining lease term, future business plans and other relevant economic factors. Specifically in respect to property leases, which represent the majority of the lease liability, a renewal option was determined to be reasonably certain to be exercised when a lease expired within the Group’s three-year strategic planning horizon.

Pensions and other post-retirement benefits
The Group operates defined benefit pension plans in Canada and the UK that are accounted for using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the consolidated financial statements.
The discount rate used is set with reference to the yield at the valuation date on high-quality corporate bonds that have a maturity approximating to the terms of the pension obligations. Significant judgment is required when selecting the bonds to include. The most significant criteria considered for selection of the bonds include the issue size of the corporate bonds, the quality of the bonds and the identification of outliers which are excluded.
Sources of estimation uncertainty
In applying the Group’s accounting policies, various transactions and balances are valued using estimates or assumptions. Should these estimates or assumptions prove incorrect there may be an impact on the following year’s financial statements. Management believes that the estimates and assumptions that have been applied would not give rise to a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Accounting policies
A summary of the principal accounting policies applied by the Group in the preparation of the consolidated financial statements is set out below. The accounting policies have been applied consistently throughout the current and preceding year.
Basis of consolidation
The consolidated financial information includes the results of the parent company and entities controlled by the Company (its subsidiary undertakings and controlling interests) and its share of profit/(loss) after tax of its associates using the equity method of accounting.
The financial performance of business operations is included in profit from continuing operations from the date of acquisition and up to the date of classification as a discontinued operation or sale.
Intra-group transactions and balances and any unrealized gains and losses arising from intra-group transactions are eliminated on consolidation.
Discontinued operations
When the Group has disposed of, or classified as held for sale, a business component that represents a separate major line of business or geographical area of operations, it classifies such operations as discontinued in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The post-tax profit or loss of the discontinued operations are shown as a single line on the face of the income statement separate from the other results of the Group.
Foreign currencies
Items included in the financial statements of the parent and of each of the Group’s subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the presentational currency of the Group.
The trading results of overseas subsidiary undertakings are translated into U.S. dollars using the average rates of exchange ruling during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into U.S. dollars at the rates of exchange ruling at the year-end. Exchange differences arising on the translation into U.S. dollars of the net assets of these subsidiary undertakings are recognized in other comprehensive income and accumulated in the translation reserve. At July 31, 2021, the translation reserve comprised $213 million in relation to pound sterling entities, $181 million in relation to U.S. dollar entities and $4 million in relation to entities denominated in other currencies.
In the event that a subsidiary undertaking which has a non-U.S. dollar functional currency is disposed of, the gain or loss on disposal recognized in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the subsidiary undertaking concerned.

Foreign currency transactions entered into during the year are translated into the functional currency of the entity at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the income statement. Except as noted above, changes in the fair value of derivative financial instruments, entered into to hedge foreign currency net assets and that satisfy the hedging conditions of IFRS 9 “Financial Instruments” are recognized in other comprehensive income and the translation reserve (see the separate accounting policy on derivative financial instruments).
Business combinations
The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Costs related to acquisitions are expensed as incurred.
The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
Interests in associates
Investments in companies where significant influence is exercised are accounted for as interests in associates using the equity method of accounting from the date the investee becomes an associate. The investment is initially recognized at cost and adjusted thereafter for changes in the Group’s share in the net assets of the investee. The Group’s share of profit or loss after tax is recognized in the Group income statement and share of other comprehensive income or expense is recognized in the Group statement of other comprehensive income.
On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the fair value of net assets of the investee is recognized as goodwill, which is included within the carrying amount of the investment. The requirements of IAS 36 “Impairment of Assets”, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. Impairment losses recognized are charged to the income statement.
Revenue
The Group’s revenues are derived primarily from the sale of a broad range of plumbing and heating products. The Group’s customers predominantly operate within the repair, maintenance and improvement sector and are served through a network of branches and distribution centers.
Revenue is the consideration expected to be received in exchange for the provision of goods falling within the Group’s ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, Value Added Tax and similar sales taxes.
Revenue from the sale of goods is recognized when the customer obtains control of the goods, which is the point they are delivered to, or collected by, the customer. Revenue from the provision of goods is only recognized when the transaction price is determinable and it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods to be transferred to the customer. Payment terms between the Group and its customers vary by the type of customer, country of sale and the products sold. The Group does not have significant financing components in its contracts and the payment due date is typically shortly after sale.
In some instances, goods are delivered directly to the customer by the supplier. The Group has concluded it is the principal in these transactions as it is primarily responsible to the customer for fulfilling the obligation and has the responsibility for identifying and directing the supplier to deliver the goods to the customer.

The Group offers a right of return to its customers for most of its goods sold. Revenue is reduced by the amount of expected returns, estimated based on historical data, in the period in which the related revenue is recorded. Returns can be reliably estimated as historic returns as a percentage of revenue have remained stable over time and the terms and conditions of sale have remained broadly unchanged for several years. Early settlement discounts are known shortly after the sale and can therefore be reliably estimated. The Group also provides customers with assurance-type warranties for some own brand goods that provide assurance the goods comply with agreed-upon specifications and will operate as specified for a set period from the date of sale. Obligations under these warranties are accounted for as provisions.
The Group has no contracts with an expected duration of more than one year.
Cost of sales
Cost of sales includes purchased goods and the cost of bringing inventory to its present location and condition.
Supplier rebates
In line with industry practice, the Group has agreements (“supplier rebates”) with a number of its suppliers whereby volume-based rebates, marketing support and other discounts are received in connection with the purchase of goods for resale from those suppliers. Rebates relating to the purchase of goods for resale are accrued as earned and are recorded initially as a deduction in inventory with a subsequent reduction in cost of sales when the related product is sold.
Volume-based supplier rebates
The majority of volume-based supplier rebates are determined by reference to guaranteed rates of rebate. These are calculated through a mechanical process with minimal judgment required to determine the amount recorded in the income statement.
A small proportion of volume-based supplier rebates are subject to tiered targets where the rebate percentage increases as volumes purchased reach agreed targets within a set period of time. The majority of rebate agreements apply to purchases in a calendar year and therefore, for tiered rebates, judgment is required to estimate the rebate amount recorded in the income statement at the end of the period. The Group assesses the probability that targeted volumes will be achieved in the year based on forecasts which are informed by historical trading patterns, current performance and trends. This judgment is exercised consistently with historically insignificant true ups at the end of the period.
An amount due in respect of supplier rebates is not recognized within the income statement until all the relevant performance criteria, where applicable, have been met and the goods have been sold to a third party.
Other rebates
The Group has also entered into other rebate agreements which represent a smaller element of the Group’s overall supplier rebates, which are recognized in the income statement when all performance conditions have been fulfilled.
Supplier rebates receivable
Supplier rebates are offset with amounts owing to each supplier at the balance sheet date and are included within trade payables where the Group has the legal right to offset and net settles balances. Where the supplier rebates are not offset against amounts owing to a supplier, the outstanding amount is included within prepayments.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiary undertakings is included within intangible assets. Goodwill is allocated to cash generating units or aggregations of cash generating units (together “CGUs”) where synergy benefits are expected. CGUs are independent sources of income streams and represent the lowest level within the Group at which the associated goodwill is monitored for management purposes. The Group’s CGUs are based on the markets where the business operates and are grouped in line with the management structure.

Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. For goodwill impairment testing purposes, no CGU is larger than the operating segments determined in accordance with IFRS 8 “Operating Segments”. The recoverable amount of goodwill and acquired intangible assets are assessed on the basis of the higher of fair value less costs to sell and the value in use estimate for CGUs to which they are attributed. Where carrying value exceeds the recoverable amount a provision for the impairment is established with a charge included in the income statement.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Other intangible assets
An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.
Intangible assets, primarily brands, trade names and customer relationships, acquired as part of a business combination are capitalized separately from goodwill and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the reducing balance method for customer relationships and the straight-line method for other intangible assets.
The cost of the intangible assets is amortized and charged to operating costs in the income statement over their estimated useful lives as follows:

Customer relationships	4 – 25 years
Trade names and brands	1 – 15 years
Other	1 – 4 years
 Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset and is carried at cost less accumulated amortization and accumulated impairment losses. Costs may include software licenses and external and internal costs directly attributable to the development, design and implementation of the computer software. Costs in respect of training and data conversion are expensed as incurred. Amortization is calculated using the straight-line method so as to charge the cost of the computer software to operating costs in the income statement over its estimated useful life of between three and five years.
Leases
The Group enters into leases in the normal course of its business; these principally relate to property for the Group’s branches, distribution centers and offices which have varying terms including extension and termination options and periodic rent reviews.
The Group recognizes a right of use asset and a lease liability at the lease commencement date. Non-lease components of a contract are not separated from lease components and instead are accounted for as a single lease component.
Lease liabilities are initially measured at the present value of lease payments using the interest rate implicit in the lease, or if this is not readily available, at the Group’s incremental borrowing rate. Lease payments comprise fixed payments, variable payments that depend on an index or rate, payments expected under residual value guarantees and payments under purchase and termination options which are reasonably certain to be exercised. Lease terms are initially determined as the non-cancelable period of a lease adjusted for options to extend or terminate a lease that are reasonably certain to be exercised and management judgment is required in making this determination.
Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments as a result of a rent review or a change in an index or rate, or if there is a significant event which changes the assessment of whether it is reasonably certain that extension or termination options will be exercised.

Right of use assets are carried at cost less accumulated depreciation and impairment losses and any subsequent remeasurement of the lease liability. Initial cost comprises the lease liability adjusted for lease payments at or before the commencement date, lease incentives received, initial direct costs and an estimate of restoration costs. Right of use assets are depreciated on a straight-line basis to the earlier of the end of the useful life of the asset or the end of the lease term and tested for impairment if an indicator exists.
Leases that have a term of 12 months or less and leases for which the underlying asset is of low value are recognized as an expense on a straight-line basis over the lease term.
Operating leases (applicable for the year ended July 31, 2019)
Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the income statement on a straight line basis over the period of the leases.
Property, plant and equipment (“PPE”)
PPE is carried at cost less accumulated depreciation and accumulated impairment losses, except for land and assets in the course of construction, which are not depreciated and are carried at cost less accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. In addition, subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.
Assets are depreciated to their estimated residual value using the straight-line method over their estimated useful lives as follows:

Freehold buildings	20 - 50 years
Leasehold improvements	over the period of the lease
Plant and machinery	7 - 10 years
Computer hardware	3 - 5 years
Fixtures and fittings	5 - 7 years
Motor vehicles	4 years
The residual values and estimated useful lives of PPE are reviewed and adjusted if appropriate at each balance sheet date. The Group reviews at the balance sheet date whether events or circumstances indicate that the carrying value of its PPE may be impaired. If such circumstances are determined to exist, an estimate of the recoverable amount of the asset, or the appropriate grouping of assets, is compared to its carrying value to determine whether an impairment exists.
Inventories
Inventories, which comprise goods purchased for resale, are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or the average cost method as appropriate to the nature of the transactions in those items of inventory. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts, rebates and other subsidies. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Provisions are made against slow-moving, obsolete and damaged inventories for which the net realizable value is estimated to be less than the cost. The risk of obsolescence of slow-moving inventory is assessed by comparing the level of inventory held to estimated future sales on the basis of historical experience.

Trade receivables
Trade receivables are recognized initially at their transaction price and measured subsequently at amortized cost using the effective interest method, less the loss allowance. The loss allowance for trade receivables is measured at an amount equal to lifetime expected credit losses, estimated based on historical write-offs adjusted for forward-looking information where appropriate. A loss allowance of 100 percent is recognized against trade receivables more than 180 days past due because historical experience indicates that these are generally not recoverable. The loss is recognized in the income statement. Trade receivables are written off when recoverability is assessed as being remote. Subsequent recoveries of amounts previously written off are credited to the income statement.
Provisions
Provisions for self-insured risks, legal claims and environmental restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Such provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money. Provisions are not recognized for future operating losses.
Retirement benefit obligations
Contributions to defined contribution pension plans and other post-retirement benefits are recorded within operating profit.
For defined benefit pension plans and other post-retirement benefits, the cost of providing benefits is determined annually using the Projected Unit Credit Method by independent qualified actuaries. The current and past service cost of defined benefit pension plans is recorded within operating profit.
The net interest amount is calculated by applying the discount rate to the defined benefit net asset or liability at the beginning of the period. The pension plan net interest is presented as finance income or expense.
Actuarial gains and losses arising from experience adjustments. Changes in actuarial assumptions and the return from pension plan assets, excluding amounts recorded in net interest on the net pension plan liability/asset are charged or credited to equity in other comprehensive income in the period in which they arise.
The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets less the present value of the defined benefit obligation at the end of the reporting period. Where a plan is in a net asset position the asset is recognized where trustees do not have unilateral power to augment benefits prior to a wind-up.
Tax
Current tax represents the expected tax payable (or recoverable) on the taxable income (or losses) for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax provisions
The Group is subject to income taxes in numerous jurisdictions. Judgment is sometimes required in determining the worldwide provision for income taxes. There may be transactions for which the ultimate tax determination is uncertain and may be challenged by the tax authorities. The Group recognizes liabilities for anticipated or actual tax audit issues based on estimates of whether additional taxes will be due. Where an outflow of funds to a tax authority is considered probable and material and the Group can make a reliable estimate of the outcome of the dispute, management calculates the provision using the most likely amount or the expected value approach, depending on which is most appropriate for the uncertain tax provision. In assessing its uncertain tax provisions, management takes into account the specific facts of each dispute, the likelihood of settlement and professional advice where required. Where the ultimate liability in a dispute varies from the amounts provided, such differences could impact the current and deferred income tax assets and liabilities in the period in which the dispute is concluded.
Share capital
Where the Company purchases the Company’s equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to shareholders of the Company until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to shareholders of the Company.
Share-based payments
Share-based incentives are provided to associates under the Group’s long term incentive plans and all-employee sharesave plans. The Group recognizes a compensation cost in respect of these plans that is based on the fair value of the awards, measured using Binomial and Monte Carlo valuation methodologies. For equity-settled plans, the fair value is determined at the date of grant (including the impact of any non-vesting conditions such as a requirement for employees to save) and is not subsequently remeasured unless the conditions on which the award was granted are modified. For cash-settled plans, the fair value is determined at the date of grant and is remeasured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to the failure to satisfy service conditions or non-market performance conditions.
Dividends payable
Dividends on ordinary shares are recognized in the Group’s consolidated financial statements in the period in which the dividends are approved by the shareholders of the Company or paid.
Cash and cash equivalents
Cash and cash equivalents includes cash in-hand, deposits held at call with banks with original maturities of three months or less and bank overdrafts to the extent there is a legal right of offset and practice of net settlement with cash balances. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet to the extent that there is no legal right of offset and no practice of net settlement with cash balances.
Derivative financial instruments
Derivative financial instruments, in particular interest rate swaps and foreign exchange swaps, are used to manage the financial risks arising from the business activities of the Group and the financing of those activities. There is no trading activity in derivative financial instruments.
At the inception of a hedging transaction involving the use of derivative financial instruments, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items. Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Where derivative financial instruments do not fulfil the criteria for hedge accounting contained in IFRS 9, changes in their fair values are recognized in the income statement. When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the period to maturity. Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recognized directly in other comprehensive income.
When the hedged item is recognized in the financial statements, the accumulated gains and losses recognized in equity are either recycled to the income statement or, if the hedged item results in a non-financial asset, are recognized as adjustments to its initial carrying amount. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
Borrowings
Borrowings are recognized initially at the fair value of the consideration received net of transaction costs incurred. Borrowings are subsequently measured at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement using the effective interest method.
2—Segmental analysis
The Group’s operating segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision-maker, which is determined to be the Group Chief Executive and the Group Chief Financial Officer, in deciding how to allocate resources and assess the performance of the businesses. All operating segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue.
The Group disposed of its UK business Wolseley UK Limited on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.
Prior to 2019, the Group combined the Canada and Central Europe operating segments into one reportable segment as individually they do not meet the quantitative thresholds set out in IFRS 8 “Operating Segments” to be separately disclosed. In 2019, the Group disposed of its Dutch business, Wasco, which was the last of its Central European businesses.
The Group’s business is not highly seasonal and the Group’s customer base is highly diversified, with no individually significant customer.
An analysis of segment revenue from external customers is as follows:

	2021	2020	2019
	$m	$m	$m
USA	21,478	18,857	18,358
Canada and Central Europe	1,314	1,083	1,371
Revenue from external customers	22,792	19,940	19,729
There is no revenue from inter-segment transactions.

An additional disaggregation of revenue by end market is as follows:

	2021	2020	2019
	$m	$m	$m
Residential	11,990	10,087	9,599
Commercial	6,661	6,116	6,054
Civil/Infrastructure	1,506	1,315	1,212
Industrial	1,321	1,339	1,493
USA	21,478	18,857	18,358
Canada and Central Europe	1,314	1,083	1,371
Continuing operations	22,792	19,940	19,729
Underlying trading profit is the segment measure of profit and loss reviewed by the chief operating decision maker. Underlying trading profit is defined as profit before tax excluding central and other costs, (loss)/gain on disposal of businesses, business restructuring costs, corporate restructuring costs and pension plan changes/closure costs, amortization of acquired intangible assets, net finance costs, share of profit after tax of associates, gain on disposal of interests in associates and other investments and impairment of interests in associates. As a result of the Group’s adoption of IFRS 16, from August 1, 2019, underlying trading profit also excludes interest and depreciation solely related to leases and adjusts for the inclusion of the lease expenses under the Group’s policy under IAS 17 (i.e., the lease standard in effect prior to the adoption of IFRS 16). An analysis of underlying trading profit by reportable segment and the reconciliation between underlying trading profit by reportable segment and profit before tax is as follows:

	2021	2020	2019
	$m	$m	$m
Underlying trading profit
USA	2,073	1,587	1,508
Canada and Central Europe	76	43	76
Reconciliation of underlying trading profit to profit before tax
Total reportable segments results	2,149	1,630	1,584
Central and other costs	(50)	(38)	(45)
Gain on disposal of businesses	—	—	38
Business restructuring(1)	11	(72)	(79)
Corporate restructuring(2)	(22)	(25)	—
Pension plan changes/closure(3)	—	—	(9)
Amortization of acquired intangible assets	(131)	(114)	(110)
Net finance costs	(144)	(140)	(74)
Share of profit/(loss) after tax of associates	1	(2)	2
Gain on disposal of interests in associates and other investments	—	7	3
Impairment of interests in associates	—	(22)	(9)
Impact of leases	77	68	—
Profit before tax(4)	1,891	1,292	1,301

(1)For the year ended July 31, 2021, business restructuring reflects the release of provisions in connection with previously anticipated COVID-19 cost actions recorded in fiscal 2020. For the year ended July 31, 2020, business restructuring principally comprised costs incurred in the USA and Canada in respect of cost actions taken to ensure the business is appropriately sized for the post COVID-19 operating environment. For the year ended July 31, 2019, business restructuring comprised costs incurred in the USA and Canada in respect of their business transformation strategies and costs relating to the change in the Group corporate headquarters.
(2)For the years ended July 31, 2021 and 2020, corporate restructuring costs related to the Group’s listing in the USA.
(3)For the year ended July 31, 2019, pension plan changes/closure relate to the defined benefit pension plan in the UK.
(4)From continuing operations.

Other information on assets and liabilities by segment is set out in the following tables:

	2021			2020
	Segment assets	Segment liabilities	Segment net assets/ (liabilities)	Segment assets	Segment liabilities	Segment net assets/ (liabilities)
	$m	$m	$m	$m	$m	$m
USA	10,959	(5,205)	5,754	9,338	(4,402)	4,936
Canada	722	(328)	394	603	(315)	288
Total reportable segments	11,681	(5,533)	6,148	9,941	(4,717)	5,224
Central and other costs	140	(119)	21	49	(159)	(110)
Discontinued operations	1	(9)	(8)	1,096	(724)	372
Tax assets/(liabilities)	307	(303)	4	216	(319)	(103)
Derivative financial assets/(liabilities)	21	—	21	39	—	39
Cash and cash equivalents	1,335	—	1,335	2,115	—	2,115
Borrowings	—	(2,711)	(2,711)	—	(3,166)	(3,166)
Group assets/(liabilities)	13,485	(8,675)	4,810	13,456	(9,085)	4,371
Geographical information on non-current assets is set out in the table below. Non-current assets includes goodwill, other intangible assets, right of use assets, property, plant and equipment and interests in associates.

	2021	2020
	$m	$m
USA	4,242	4,134
Canada	263	255
UK	3	357
Group	4,508	4,746

	2021
	Additions to goodwill	Additions to other acquired intangible assets and interests in associates	Additions to non-acquired intangible assets	Additions to right of use assets	Additions to property, plant and equipment
	$m	$m	$m	$m	$m
USA	80	164	66	84	165
Canada	—	—	4	8	5
Total reportable segments	80	164	70	92	170
Discontinued operations	—	—	2	2	4
Group	80	164	72	94	174

	2020
	Additions to goodwill	Additions to other acquired intangible assets and interests in associates	Additions to non-acquired intangible assets	Additions to right of use assets	Additions to property, plant and equipment
	$m	$m	$m	$m	$m
USA	66	107	79	86	199
Canada	—	—	3	10	2
Total reportable segments	66	107	82	96	201
Discontinued operations	12	31	5	19	13
Group	78	138	87	115	214

	2021
	Impairment of goodwill, other acquired intangible assets and interests in associates	Amortization of other acquired intangible assets	Amortization and impairment of non-acquired intangible assets	Depreciation and impairment of right of use assets	Depreciation and impairment of property, plant and equipment
	$m	$m	$m	$m	$m
USA	—	131	34	224	123
Canada	—	—	2	16	7
Total reportable segments	—	131	36	240	130
Central and other costs	—	—	1	1	—
Discontinued operations	—	3	2	13	6
Group	—	134	39	254	136

	2020
	Impairment of goodwill, other acquired intangible assets and interests in associates	Amortization of other acquired intangible assets	Amortization and impairment of non-acquired intangible assets	Depreciation and impairment of right of use assets	Depreciation and impairment of property, plant and equipment
	$m	$m	$m	$m	$m
USA	—	113	26	226	131
Canada	—	1	2	14	7
Total reportable segments	—	114	28	240	138
Central and other costs	22	—	1	1	1
Discontinued operations	—	16	6	37	20
Group	22	130	35	278	159
3—Operating profit
Amounts charged/(credited) in arriving at operating profit from continuing operations include:

	Notes	2021	2020	2019
		$m	$m	$m
Amortization of acquired intangible assets	11	131	114	110
Amortization of non-acquired intangible assets	11	37	29	23
Depreciation of right of use assets	12	241	233	—
Impairment of right of use assets	12	—	8	—
Depreciation of property, plant and equipment	13	130	135	126
Impairment of property, plant and equipment	13	—	4	—
Gain on disposal of businesses		—	—	(38)
Amounts included in cost of sales with respect to inventory		15,637	13,804	13,699
Staff costs	9	3,143	2,891	2,896
Operating lease rentals: land and buildings		—	—	223
Operating lease rentals: plant and machinery		—	—	78
Trade receivables impairment		(3)	10	5

4—Net finance costs

	2021	2020	2019
	$m	$m	$m
Finance income	1	7	12
Interest cost on borrowings	(101)	(108)	(97)
Unwind of fair value adjustment to senior unsecured loan notes	2	5	6
Lease liability expense	(44)	(49)	—
Net interest (expense)/income on defined benefit obligation (note 22)	(2)	3	5
Valuation gains on financial instruments	—	2	—
Finance costs	(145)	(147)	(86)
Total net finance costs	(144)	(140)	(74)
Finance costs relating to discontinued operations are disclosed in note 6.
5—Tax
The tax charge for the year comprises:

	2021	2020	2019
	$m	$m	$m
Current year tax charge	394	294	306
Adjustments to tax charge in respect of prior years	19	(16)	4
Total current tax charge	413	278	310
Deferred tax (credit)/charge: origination and reversal of temporary differences	(172)	39	(51)
Total tax charge	241	317	259
The deferred tax credit of $172 million (2020: charge of $39 million and 2019: credit of $51 million) includes a credit of $29 million (2020: credit of $5 million and 2019: charge $4 million) resulting from changes in tax rates. The deferred tax credit is materially impacted by an accounting method change with respect to accounting for inventory in the USA. This has resulted in a recharacterization of deferred tax liabilities and increased current year tax charge for a net nil impact. A tax charge of $12 million (2020: credit $10 million and 2019: charge of $8 million) arises on the profit from discontinued operations.
Tax on items charged to the Group statement of comprehensive income:

	2021	2020	2019
	$m	$m	$m
Deferred tax (charge)/credit on remeasurement of retirement benefit plans	(19)	44	6
Total tax on items (charge)/credit to the Group statement of comprehensive income	(19)	44	6
Within the statement of other comprehensive income, there is a tax credit of $8 million (2020: $nil and 2019: $nil) relating to changes in tax rates.
Tax on items credited to equity:

	2021	2020	2019
	$m	$m	$m
Current tax credit on share-based payments	5	6	5
Deferred tax credit on share-based payments	4	5	1
Total tax on items credited to equity	9	11	6
There is no tax charge in the statement of changes in equity which relates to changes in tax rates in 2021, 2020, and 2019.

The Group has made provisions for the liabilities likely to arise from open audits and assessments. At July 31, 2021, the Group has recognized provisions of $138 million (2020: $294 million and 2019: $254 million) in respect of its uncertain tax positions. The total provision has decreased by $156 million in the year primarily due to decreases related to closure of tax authority audits and the expiry of the statute of limitations for a number of open tax years. With respect to the remaining uncertain tax positions, although there is uncertainty regarding the timing of the resolution of these matters, management do not believe that the Group’s uncertain tax provisions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these provisions within the next 12 months.

	Total profit/tax from continuing operations
	2021		2020		2019
Tax reconciliation:	$m	%	$m	%	$m	%
Profit before tax	1,891		1,292		1,301
Expected tax at weighted average tax rate(1)	(431)	22.8	(272)	21.0	(216)	16.6
Adjusted for the effects of:
over/(under) provisions in respect of prior periods(2)	11	(0.6)	(2)	0.2	(5)	0.4
current year credit/(charge) in relation to uncertain tax provisions(3)	138	(7.4)	(33)	2.6	(35)	2.7
tax credits and incentives	12	(0.6)	6	(0.5)	4	(0.3)
non-taxable income	18	(1.0)	8	(0.6)	3	(0.2)
recognition of previously unrecognized deferred tax asset	—	—	—	—	11	(0.9)
other(4)	(18)	1.0	(29)	2.2	(17)	1.3
effect of tax rate changes(5)	29	(1.5)	5	(0.4)	(4)	0.3
Tax (charge) / effective tax rate	(241)	12.7	(317)	24.5	(259)	19.9

(1)This expected weighted average tax rate reflects the applicable statutory corporate tax rates on the accounting profits/losses in the countries in which the Group operates after intra-group financing. This results in interest deductions and lower taxable profits in many of the countries and therefore reduce the tax rate.
(2)This includes adjustments arising out of movements in uncertain tax provisions regarding prior periods and differences between the final tax liabilities in the tax computations and the tax liabilities provided in the consolidated financial statements.
(3)This reflects management’s assessment of the potential tax liability for the current year in relation to open tax issues and audits.
(4)This primarily relates to non-taxable disposal of businesses and to certain expenditure for which no tax relief is available such as disallowable business entertaining costs and legal/professional fees.
(5)In fiscal 2021, this relates to the change of the corporation tax rate to 25 percent from the previously enacted 19 percent in the UK. In fiscal 2020 and fiscal 2019, this relates to the change of the deferred tax rate to 19 percent from the previously enacted 17 percent in the UK.

6—Discontinued operations
The Group disposed of the shares in its UK business, Wolseley UK Limited, on January 29, 2021 and during the year ended July 31, 2019, sold its remaining property assets in the Nordic region (together the “disposal group”). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the disposal group has been presented as a discontinued operation. The assets and liabilities of the UK business were transferred to assets held for sale during the year before being disposed of.
The results from discontinued operations, which have been included in the Group income statement, are set out below:

	2021		2020		2019
	$m		$m		$m
Revenue	1,138		1,879		2,281
Cost of sales	(879)		(1,440)		(1,730)
Gross profit	259		439		551
Operating costs:
(loss)/gain on disposal of businesses	(356)		—		19
operating costs	(205)		(441)		(479)
other	174		(18)		(21)
Operating costs	(387)		(459)		(481)
Operating (loss)/profit	(128)		(20)		70
Net finance (costs)/income	(2)		(4)		4
(Loss)/profit before tax	(130)		(24)		74
Tax (charge)/credit	(12)		10		(8)
(Loss)/profit from discontinued operations	(142)		(14)		66
Basic earnings per share	(63.6)	¢	(6.2)	¢	28.7	¢
Diluted earnings per share	(63.2)	¢	(6.2)	¢	28.5	¢
The discontinued loss on disposal of businesses in fiscal 2021 comprises a loss on disposal of the UK business of $370 million generated from the recycling of cumulative translation adjustments and a gain on prior year disposals of $14 million.
In fiscal 2021, discontinued other operating costs comprised a $63 million impairment of assets held for sale relating to the sale of the UK business, a $235 million gain from recycling of cumulative translation adjustments following the abandonment of former Group financing companies and a $2 million release relating to UK business restructuring in prior years. In fiscal 2020, discontinued other operating costs also included $18 million in restructuring costs incurred in the UK, including $3 million charged to cost of sales for inventory write-downs. In 2019, discontinued other operating costs primarily relates to business restructuring costs incurred in the UK in respect of their business transformation strategy.
During the year, discontinued operations generated cash of $32 million (2020: $113 million and 2019: $2 million) in respect of operating activities, generated $390 million (2020: used $54 million and 2019: $121 million) in respect of investing activities, which includes $380 million (2020: $7 million and 2019: $98 million) of net cash inflow from the disposal of businesses, and used $19 million (2020: $35 million and 2019: $1 million) in respect of financing activities.

7—Dividends
Amounts recognized as distributions to equity shareholders:

	2021	2020	2019
	$m	$m	$m
Final dividend for the year ended July 31, 2018: 131.9 cents per share	—	—	303
Interim dividend for the year ended July 31, 2019: 63.1 cents per share	—	—	146
Final dividend for the year ended July 31, 2019: 145.1 cents per share	—	327	—
Final dividend for the year ended July 31, 2020: 208.2 cents per share	467	—	—
Interim dividend for the year ended July 31, 2021: 72.9 cents per share	163	—	—
Special dividend: 180.0 cents per share	404	—	—
Dividends paid	1,034	327	449
Since the end of the financial year, the Directors have proposed a final ordinary dividend of approximately $369 million (166.5 cents per share). The dividend is subject to approval by shareholders at the Company’s 2021 Annual General Meeting and is therefore not included in the balance sheet as a liability at July 31, 2021.
Dividends are declared in U.S. dollars and paid in both pounds sterling and U.S. dollars. For those shareholders paid in pounds sterling, the exchange rate used to translate the declared value was set in advance of the payment date. As a result of foreign exchange rate movements between these dates, the total amount paid (shown in the Group cash flow statement) may be different to that stated above.
8—Earnings per share

	2021			2020
	Earnings	Basic earnings per share	Diluted earnings per share	Earnings	Basic earnings per share	Diluted earnings per share
	$m	cents	cents	$m	cents	cents
Profit from continuing and discontinued operations attributable to shareholders of the Company	1,508	674.7	670.5	961	427.5	423.5
Loss from discontinued operations	142	63.6	63.2	14	6.2	6.2
Profit from continuing operations	1,650	738.3	733.7	975	433.7	429.7

	2019
	Earnings	Basic earnings per share	Diluted earnings per share
	$m	cents	cents
Profit from continuing and discontinued operations attributable to shareholders of the Company	1,108	481.3	477.8
Profit from discontinued operations	(66)	(28.7)	(28.5)
Profit from continuing operations	1,042	452.6	449.3
The weighted average number of ordinary shares in issue during the year, excluding those held by Employee Benefit Trusts and those held by the Company as Treasury shares, was 223.5 million (2020: 224.8 million and 2019: 230.2 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 224.9 million (2020: 226.9 million and 2019: 231.9 million).

9—Employee and key management information

	2021	2020	2019
	$m	$m	$m
Wages and salaries	2,807	2,627	2,605
Social security costs	182	169	173
Pension costs—defined contribution plans	74	68	77
Pension costs—defined benefit plans (note 22)	3	3	11
Share-based payments	77	24	30
Total staff costs	3,143	2,891	2,896
The total staff costs in connection with discontinued operations was $124 million (2020: $246 million and 2019: $267 million).

Average number of employees	2021	2020	2019
USA	27,032	27,085	27,489
Canada and Central Europe	2,443	2,473	2,974
Central and other	63	74	79
Continuing operations	29,538	29,632	30,542
The average number of employees for discontinued operations was 2,386 (2020: 5,005 and 2019: 5,397).
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any Director of the Company.
The aggregate emoluments for all key management are set out in the following table:

Key management personnel compensation (including Directors)	2021	2020	2019
	$m	$m	$m
Salaries, bonuses and other short term employee benefits	16	16	13
Post-employment benefits	2	1	1
Share-based payments	18	8	11
Total compensation	36	25	25

10—Intangible assets—goodwill

	2021	2020
	$m	$m
Cost
On August 1	1,861	1,789
Exchange rate adjustment	15	8
Acquisitions	80	78
Adjustment to fair value on prior year acquisitions	—	(14)
Reclassification as held for sale	(162)	—
At July 31	1,794	1,861
Accumulated impairment losses
On August 1	140	133
Exchange rate adjustment	3	7
Reclassification as held for sale	(106)	—
At July 31	37	140
Net book value at July 31	1,757	1,721
Goodwill and intangible assets acquired during the year have been allocated to the individual cash generating units or aggregated cash generating units (together “CGUs”) which are deemed to be the smallest identifiable group of assets generating independent cash inflows. CGUs have been aggregated in the disclosure below at a segmental level except for certain CGUs in the USA which are considered to be significant (more than 10 percent of the current year goodwill balance). Impairment reviews were performed for each individual CGU during the year ended July 31, 2021.

	2021				2020
	Long term growth rate	Post-tax discount rate	Pre-tax discount rate	Goodwill	Long term growth rate	Post-tax discount rate	Pre-tax discount rate	Goodwill
	%	%	%	$m	%	%	%	$m
Blended Branches(1)				1,096				1,038
Waterworks				192				183
Rest of USA(1)				319				306
USA	2.2	7.5	10.3	1,607	2.2	8.1	10.8	1,527
UK	n/a	n/a	n/a	—	1.5	7.7	9.4	55
Canada	2.0	8.0	10.9	150	1.3	7.8	10.8	139
Total				1,757				1,721

(1)Due to a reorganization of the reporting structure, the Facilities Supply CGU, previously included within the Rest of USA CGU, has been reallocated to the Blended Branches CGU. The comparative has been reclassified for comparability.
The relevant inputs, including key assumptions, to the value in use calculations of each CGU are set out below.
Cash flow forecasts for years one to three are derived from the most recent Board approved strategic plan. The forecast for year five represents an estimate of “mid-cycle” trading performance for the CGU based on historic analysis. Year four is calculated as the average of the final year of the strategic plan and year five’s mid-cycle estimate. The other inputs include: a risk-adjusted pre-tax discount rate, calculated by reference to the weighted average cost of capital (“WACC”) of each country and reflecting the latest equity market risk factors; and the 30-year long term growth rate by country, as published by the IMF in April 2021.
The strategic plan is developed based on analyses of sales, markets and costs at a regional level. Consideration is given to past events, knowledge of future contracts and the wider economy. It takes into account both current business and future initiatives.

Management has performed a sensitivity analysis across all CGUs which have goodwill and acquired intangible assets using reasonably possible changes in the following key impairment review assumptions: compound average revenue growth rate, post-tax discount rate and long term growth rate, keeping all other assumptions constant. The sensitivity analysis included an assessment of the break-even point for each of the key assumptions. The sensitivity testing identified no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount. As a result, management do not believe that the key impairment review assumptions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these assumptions within the next 12 months.
11—Intangible assets—other

		Acquired intangible assets
	Software	Trade names and brands	Customer relationships	Other	Total
	$m	$m	$m	$m	$m
Cost
On August 1, 2019	203	192	673	168	1,236
Exchange rate adjustment	5	1	4	—	10
Acquisitions	13	34	101	3	151
Adjustment to fair value on prior year acquisitions	—	4	9	2	15
Additions	87	—	—	—	87
Disposals and transfers	(2)	—	—	—	(2)
At July 31, 2020	306	231	787	173	1,497
Exchange rate adjustment	3	—	3	—	6
Acquisitions	—	17	132	15	164
Additions	72	—	—	—	72
Disposals and transfers	(10)	—	—	—	(10)
Reclassification as held for sale	(66)	(18)	(65)	(1)	(150)
At July 31, 2021	305	230	857	187	1,579

		Acquired intangible assets
	Software	Trade names and brands	Customer relationships	Other	Total
	$m	$m	$m	$m	$m
Accumulated amortization and impairment losses
On August 1, 2019	136	95	469	113	813
Exchange rate adjustment	2	1	3	—	6
Amortization charge for the year	35	28	85	17	165
Disposals	(8)	—	—	—	(8)
At July 31, 2020	165	124	557	130	976
Exchange rate adjustment	2	—	2	—	4
Amortization charge for the year	39	28	91	15	173
Disposals and transfers	(12)	—	—	—	(12)
Reclassification as held for sale	(38)	(11)	(58)	(1)	(108)
At July 31, 2021	156	141	592	144	1,033
Net book value at July 31, 2021	149	89	265	43	546
Net book value at July 31, 2020	141	107	230	43	521
At July 31, 2021, customer relationships net book value includes $69 million (2020: $80 million) in relation to the acquisition of Jones Stephens which had a remaining amortization period of seven years (2020: eight years).

The amortization charge for the year includes $5 million (2020: $22 million) in respect of discontinued operations of which $2 million relates to software (2020: $6 million).
12—Right of use assets and leases
Movements in right of use assets for the years ended July 31, 2021 were as follows:

	Land and buildings	Plant and machinery	Total right of use assets
	$m	$m	$m
Net book value at July 31, 2019	—	—	—
Adjustment on adoption of IFRS 16	940	280	1,220
Net book value at August 1, 2019	940	280	1,220
Exchange rate adjustment	8	—	8
Acquisitions	28	2	30
Additions	54	61	115
Disposals and remeasurements	19	(3)	16
Depreciation charge for the year	(191)	(77)	(268)
Impairment charge for the year	(9)	(1)	(10)
Net book value at July 31, 2020	849	262	1,111
Exchange rate adjustments	7	1	8
Acquisitions	12	—	12
Additions	45	49	94
Disposals and remeasurements	66	(16)	50
Depreciation charge for the year	(181)	(73)	(254)
Reclassification as held for sale	(108)	(18)	(126)
Net book value at July 31, 2021	690	205	895
The depreciation charge for the year includes $13 million (2020: $35 million) and the impairment charge for the year ended July 31, 2020 includes $2 million in respect of discontinued operations.
The Group’s land and building leases include leases for branches, distribution centers and offices. Leases in the USA and Canada often include one or more options to extend the lease term and some of the Group’s leases include options to terminate early. Certain leases include variable lease payments that are linked to a consumer price index or market rate. The Group’s land and building leases have a weighted average remaining lease term at July 31, 2021 of 5.3 years (2020: 5.9 years).
The Group’s plant and machinery leases include leases for fleet vehicles, trucks and company cars. These leases have a weighted average remaining lease term at July 31, 2021 of 4.3 years (2020: 4.5 years).

The maturity of lease liabilities at July 31, 2021 was as follows:

	2021	2020
	$m	$m
Due in less than one year	298	325
Due in one to two years	283	326
Due in two to three years	219	282
Due in three to four years	156	211
Due in four to five years	99	146
Due in over five years	148	218
Total undiscounted lease payments	1,203	1,508
Effect of discounting	(113)	(153)
Lease liabilities	1,090	1,355
Current lease liabilities	263	281
Non-current lease liabilities	827	1,074
Lease liabilities	1,090	1,355
At July 31, 2021 the Group was committed to future undiscounted lease payments $nil million (2020: $nil million) relating to short term leases.
Amounts charged/(credited) to the Group income statement during the year were as follows:

	2021	2020
	$m	$m
Depreciation of right of use assets	241	233
Impairment of right of use assets	—	8
Short term lease expense	1	10
Low-value lease expense	15	16
Sublease income	(2)	(1)
Charged to operating costs	255	266
Charged to finance costs	44	49
Total amount charged to the Group income statement	299	315

13—Property, plant and equipment

	Land and buildings
	Freehold	Finance leases	Leasehold improvements	Plant and machinery	Other equipment	Total
	$m	$m	$m	$m	$m	$m
Cost
At July 31, 2019	1,184	1	498	679	219	2,581
Adjustments on adoption of IFRS 16	—	(1)	—	(2)	(13)	(16)
On August 1, 2019	1,184	—	498	677	206	2,565
Exchange rate adjustment	5	—	5	8	4	22
Acquisitions	15	—	—	4	—	19
Additions	127	—	11	70	6	214
Disposals and transfers	2	—	(17)	(40)	(26)	(81)
Reclassification as held for sale	(30)	—	—	(1)	—	(31)
At July 31, 2020	1,303	—	497	718	190	2,708
Exchange rate adjustment	3	—	3	4	2	12
Acquisitions	8	—	1	1	1	11
Additions	79	—	23	63	9	174
Disposals and transfers	(4)	—	(27)	(26)	(19)	(76)
Reclassification as held for sale	(70)	—	(74)	(119)	(40)	(303)
At July 31, 2021	1,319	—	423	641	143	2,526

Accumulated depreciation and impairment losses
At July 31, 2019	278	—	338	475	141	1,232
Adjustments on adoption of IFRS 16	—	—	—	(1)	(9)	(10)
On August 1, 2019	278	—	338	474	132	1,222
Exchange rate adjustment	1	—	3	6	3	13
Depreciation charge for the year	36	—	34	62	22	154
Impairment charge for the year	1	—	2	2	—	5
Disposals	—	—	(13)	(36)	(19)	(68)
Reclassification as held for sale	(7)	—	—	—	—	(7)
At July 31, 2020	309	—	364	508	138	1,319
Exchange rate adjustment	1	—	2	2	1	6
Depreciation charge for the year	36	—	30	56	14	136
Disposals and transfers	(1)	—	(21)	(31)	(6)	(59)
Reclassification as held for sale	(18)	—	(45)	(88)	(30)	(181)
At July 31, 2021	327	—	330	447	117	1,221
Net book value at July 31, 2021	992	—	93	194	26	1,305
Net book value at July 31, 2020	994	—	133	210	52	1,389
The depreciation charge for the year includes $6 million (2020: $19 million) and the impairment charge for the year ended July 31, 2020 includes $1 million in respect of discontinued operations.

14—Deferred tax assets and liabilities
Deferred tax assets and liabilities, which are offset where the Group has a legally enforceable right to do so, are shown in the balance sheet after offset as follows:

	2021	2020
	$m	$m
Deferred tax assets	303	216
Deferred tax liabilities	—	(26)
	303	190
The following are the major deferred tax assets and liabilities recognized by the Group and movements thereon during the current and prior reporting year:

	Goodwill and intangible assets	Share- based payments	Property, plant and equipment	Right of use assets	Lease liabilities	Retirement benefit obligations	Inventory	Tax Method Changes	Tax losses	Trade and other payables	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At July 31, 2019	(74)	25	31	—	—	40	(114)	—	88	40	72	108
Adjustment on adoption of IFRS 16	—	—	—	(298)	372	—	—	—	—	(5)	—	69
At August 1, 2019	(74)	25	31	(298)	372	40	(114)	—	88	35	72	177
Credit/(charge) to income	3	(2)	(14)	27	(34)	1	5	—	11	(13)	(13)	(29)
Credit to other comprehensive income	—	—	—	—	—	44	—	—	—	—	—	44
Credit to equity	—	5	—	—	—	—	—	—	—	—	—	5
Acquisitions	(12)	—	1	(4)	4	—	—	—	—	—	—	(11)
Exchange rate adjustment	—	—	4	—	—	(1)	—	—	1	—	—	4
At July 31, 2020	(83)	28	22	(275)	342	84	(109)	—	100	22	59	190
Credit/(charge) to income	3	4	(5)	26	(42)	(4)	(19)	98	20	60	20	161
Charge to other comprehensive income	—	—	—	—	—	(19)	—	—	—	—	—	(19)
Credit to equity	—	4	—	—	—	—	—	—	—	—	—	4
Acquisitions	(16)	—	—	—	—	—	1	—	5	—	—	(10)
Transfers to held for sale	6	(1)	(17)	24	(25)	—	—	—	(17)	—	1	(29)
Transfers between categories	—	—	—	—	—	—	195	(195)	—	—	—	—
Exchange rate adjustment	—	—	5	—	—	1	—	—	—	—	—	6
At July 31, 2021	(90)	35	5	(225)	275	62	68	(97)	108	82	80	303
Legislation has been enacted in the UK to increase the standard rate of UK corporation tax from 19 percent to 25 percent with effect from April 2023. Accordingly, the UK deferred tax assets and liabilities have been calculated based on a tax rate which materially reflects the rate for the period in which the deferred tax assets and liabilities are expected to reverse.
Net deferred tax assets have been recognized on the basis that sufficient taxable profits are forecast to be available in the future to enable them to be utilized.
In addition, the Group has unrecognized gross tax losses totaling $404 million (2020: $369 million) that have not been recognized on the basis that their future economic benefit is uncertain. These losses have no expiry date and relate predominantly to capital losses.
No deferred tax liability has been recognized in respect of taxable temporary differences associated with unremitted earnings from the Group’s subsidiary undertakings. However, tax may arise on $551 million (2020: $442 million) of temporary differences but the Group is in a position to control the timing of their reversal and it is probable that such differences will not reverse in the foreseeable future.

15—Inventories

	2021	2020
	$m	$m
Goods purchased for resale	3,607	3,089
Inventory provisions	(181)	(209)
Net inventories	3,426	2,880
16—Trade and other receivables

	2021	2020
	$m	$m
Current
Trade receivables	2,803	2,604
Less: provision for expected credit losses	(17)	(36)
Net trade receivables	2,786	2,568
Other receivables	146	139
Prepayments	399	335
	3,331	3,042
Non-current
Other receivables	428	377
Included in prepayments is $344 million (2020: $289 million) due in relation to supplier rebates where there is no right of offset against trade payable balances.
Trade receivables have been aged with respect to the payment terms specified in the terms and conditions established with customers.
The loss allowance for trade receivables by aging category is as follows:

At July 31, 2021	Amounts not yet due	Less than six months past due	More than six months past due	Total
	$m	$m	$m	$m
Expected credit loss rate	0.3%	0.5%	100%
Gross trade receivables	1,820	977	6	2,803
Lifetime expected credit losses	(6)	(5)	(6)	(17)
Net trade receivables	1,814	972	—	2,786

At July 31, 2020	Amounts not yet due	Less than six months past due	More than six months past due	Total
	$m	$m	$m	$m
Expected credit loss rate	0.6%	1.1%	100%
Gross trade receivables	1,836	751	17	2,604
Lifetime expected credit losses	(11)	(8)	(17)	(36)
Net trade receivables	1,825	743	—	2,568
No contracts contain a significant financing component. Payment from customers is typically due within 30 to 60 days.
The contractual amount outstanding on trade receivables that were written off during the year and that are subject to enforcement activity was $9 million (2020: $12 million).

17—Cash and cash equivalents

	2021	2020
	$m	$m
Cash and cash equivalents	1,335	2,115
Included in the balance at July 31, 2021 is an amount of $36 million (2020: $248 million) which is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within bank overdrafts (note 19). These amounts are subject to a master netting arrangement.
At July 31, 2021, cash and cash equivalents included $95 million (2020: $93 million) which is used to collateralize letters of credit on behalf of Ferguson Insurance Limited.
18—Trade and other payables

	2021	2020
	$m	$m
Current
Trade payables	3,234	2,855
Tax and social security	92	114
Other payables	104	115
Accruals and deferred income	592	507
	4,022	3,591
Non-current
Other payables	342	338
Trade payables are stated net of $55 million (2020: $50 million) due from suppliers with respect to supplier rebates where an agreement exists that allows these to be net settled.
19—Borrowings

	2021			2020
	Current	Non- current	Total	Current	Non- current	Total
	$m	$m	$m	$m	$m	$m
Bank overdrafts	183	—	183	248	—	248
Senior unsecured loan notes	—	2,528	2,528	283	2,635	2,918
Total borrowings	183	2,528	2,711	531	2,635	3,166
At July 31, 2021 total 144A Bond debt was $1,350 million (2020: $1,350 million) which is held at par value.
The carrying value of the Private Placement Notes of $1,178 million comprises a par value of $1,155 million and a fair value adjustment of $23 million from the application of hedge accounting (2020: $1,568 million, $1,530 million and $38 million respectively).
The Group applies fair value hedge accounting to debt of $355 million (2020: $355 million), swapping fixed interest rates into floating interest rates using a series of interest rate swaps.
Included in bank overdrafts at July 31, 2021 is an amount of $36 million (2020: $248 million) which is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents (note 17). These amounts are subject to a master netting arrangement.

In April 2020, Ferguson Finance Plc was approved as an eligible issuer under the Covid Corporate Financing Facility (“CCFF”), all commercial paper issued under the CCFF was fully repaid in June 2020 and as a result there are no balances recognized in the financial statements in the current or prior year. The Group did not utilize the funds that were previously drawn down under the facility and Ferguson Finance Plc’s CCFF eligibility expired in October 2020. There are no unfulfilled conditions or contingencies associated with the facility.
No bank loans were secured against trade receivables and the trade receivables facility of $600 million was undrawn at July 31, 2021 and July 31, 2020.
There have been no significant changes during the year to the Group’s policies on accounting for, valuing and managing the risk of financial instruments. These policies are summarized in note 1.
Non-current loans are repayable as follows:

	2021	2020
	$m	$m
Due in one to two years	250	—
Due in two to three years	55	250
Due in three to four years	150	150
Due in four to five years	400	150
Due in over five years	1,673	2,085
Total	2,528	2,635
20—Financial instruments and financial risk management
Financial instruments by measurement basis
The carrying value of financial instruments by category as defined by IFRS 9 “Financial Instruments” is as follows:

	2021	2020(2)
	$m	$m
Financial assets
Financial assets at fair value through profit and loss	353	307
Financial assets at fair value through other comprehensive income	18	12
Financial assets at amortized cost	3,372	3,114

Financial liabilities
Financial liabilities at fair value through profit and loss	328	265
Financial liabilities at amortized cost	7,026	7,474
Financial instruments in the category “fair value through profit and loss” and “fair value through other comprehensive income” are measured in the balance sheet at fair value. Fair value measurements can be classified in the following hierarchy:
•Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).
•Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The Group’s derivatives relate principally to interest rate swaps to manage its exposure to interest rate movements on its borrowings. They are measured at fair value through profit and loss using forward interest curves which are level 2 inputs. The current element of derivative financial assets is $5 million (2020: $11 million) and the non-current element is $16 million (2020: $28 million). Total net derivative financial instruments is an asset of $21 million (2020: $39 million). No transfers between levels occurred during the current or prior year.

The Group’s executive deferred compensation plan comprises a financial asset of $332 million (2020: $268 million) which is measured at fair value through profit and loss using level 1 inputs and a financial liability of $328 million (2020: $265 million) which is measured at fair value through profit and loss using level 2 inputs. The fair value of the liability is calculated with reference to the fair value of the associated asset. The financial asset is all classified as non-current. The current element of the financial liability is $31 million (2020: $13 million) and the non-current element is $297 million (2020: $252 million). No transfers between levels occurred during the current or prior year.
The Group has made the irrevocable election to designate its investments in equity instruments as financial assets at fair value through other comprehensive income as this presentation is more representative of the nature of the Group’s investments. The fair value of the investments in the current year are measured using market derived valuation methods which utilize level 3 unobservable inputs compared to the prior year which utilized level 2 inputs. The investments are classified as non-current financial assets in the balance sheet. No dividends were received from these investments in the current and prior year.
The Group’s other financial instruments are measured at amortized cost. Other receivables include an amount of $64 million (2020: $71 million) which has been discounted at a rate of 1.8 percent (2020: 1.0 percent) due to the long term nature of the receivable. Other current assets and liabilities are either of short maturity or bear floating rate interest and their fair values approximate to book values. The only non-current financial assets or liabilities for which fair value does not approximate to book value are the Private Placement Notes, which had a book value of $1,178 million (2020: $1,568 million) and a fair value (level 2) of $1,273 million (2020: $1,671 million), and the 144A Bonds which had a book value of $1,350 million (2020: $1,350 million) and a fair value (level 1) of $1,538 million (2020: $1,488 million).
Disclosure of offsetting arrangements
The financial instruments which have been offset in the financial statements are disclosed below:

At July 31, 2021	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial assets
Non-current assets
Derivative financial assets		16	—	16	—	16
Current assets
Derivative financial assets		5	—	5	—	5
Cash and cash equivalents	17	1,335	—	1,335	(36)	1,299
		1,356	—	1,356	(36)	1,320
Financial liabilities
Current liabilities
Borrowings	19	183	—	183	(36)	147
Non-current liabilities
Borrowings	19	2,528	—	2,528	—	2,528
		2,711	—	2,711	(36)	2,675
Total excluding lease liabilities	27	(1,355)	—	(1,355)	—	(1,355)

At July 31, 2020	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial assets
Non-current assets
Derivative financial assets		28	—	28	—	28
Current assets
Derivative financial assets		19	(8)	11	—	11
Cash and cash equivalents	17	2,115	—	2,115	(248)	1,867
		2,162	(8)	2,154	(248)	1,906

At July 31, 2020	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial liabilities
Current liabilities
Derivative financial liabilities		8	(8)	—	—	—
Borrowings	19	531	—	531	(248)	283
Non-current liabilities
Borrowings	19	2,635	—	2,635	—	2,635
		3,174	(8)	3,166	(248)	2,918
Total excluding lease liabilities	27	(1,012)	—	(1,012)	—	(1,012)

(1)The gross amounts of the recognized financial assets and liabilities under a master netting agreement, or similar arrangement.
(2)The amounts offset in accordance with the criteria in IAS 32.
(3)The net amounts presented in the Group balance sheet.
(4)The amounts subject to a master netting agreement, or similar arrangement, not included in (3).
(5)The net amount after deducting the amounts in (4) from the amounts in (3).
Risk management policies
The Group is exposed to market risks arising from its international operations and the financial instruments which fund them. The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Group has well-defined policies for the management of these risks which have been consistently applied during the financial years ended July 31, 2021 and July 31, 2020. By the nature of its business, the Group also has trade credit and commodity price exposures, the management of which is delegated to the operating businesses. There has been no change since the previous year in the major financial risks faced by the Group.
Policies for managing each of these risks are regularly reviewed and are summarized below. When the Group enters into derivative transactions (principally interest rate swaps and foreign exchange contracts), the purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments or speculative transactions be undertaken.
Capital structure and risk management
The capital structure of the Group consists of derivative financial assets/(liabilities), cash and cash equivalents, borrowings, and equity of the Group (comprising share capital, share premium and reserves). To assess the appropriateness of its capital structure based on current and forecast trading, the Group’s principal measure of financial gearing is the ratio of net debt to adjusted EBITDA. The Group aims to operate with investment grade credit metrics and keep this ratio within one to two times. Of the Group’s borrowing facilities, only the U.S. Private Placement debt contains a financial covenant limiting the ratio of net debt to adjusted EBITDA to 3.5:1. All other borrowing facilities and 144A Bond debt do not contain financial covenants.

The Group’s sources of funding currently comprise cash flows generated from operations, equity contributed by shareholders and borrowings from banks and other financial institutions. In order to maintain or adjust the capital structure, the Group may pay a special dividend, return capital to shareholders, repurchase its own shares, issue new shares or sell assets to reduce debt.
Credit risk
The Group provides sales on credit terms to most of its customers. There is an associated risk that customers may not be able to pay outstanding balances. At July 31, 2021, the maximum exposure to credit risk was $2,786 million (2020: $2,568 million).
Each of the Group’s businesses have established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are regularly reviewed and resulting actions are put in place on a timely basis. All of the major businesses use professional and dedicated credit teams, in some cases field-based. Appropriate provisions are made for debts that may be impaired on a timely basis. Concentration of credit risk in trade receivables is limited as the Group’s customer base is large and unrelated. Accordingly, the Group considers that there is no further credit risk provision required above the current provision for expected credit losses. The aging of trade receivables is detailed in note 16.
The Group has cash balances deposited for short periods with financial institutions and enters into certain contracts (such as interest rate swaps) which entitle the Group to receive future cash flows from financial institutions. These transactions give rise to credit risk on amounts due from counterparties with a maximum exposure of $1,163 million (2020: $1,873 million). This risk is managed by setting credit and settlement limits for a panel of approved counterparties. The limits are approved by the Treasury Committee and ratings are monitored regularly.
Liquidity risk
The Group maintains a policy of ensuring sufficient borrowing headroom to finance all investment and capital expenditure included in its strategic plan, with an additional contingent safety margin.
The group has estimated its anticipated contractual cash outflows (excluding interest income and income from derivatives), including interest payable in respect of its borrowings (excluding bank overdrafts) and lease liabilities, on an undiscounted basis. The principal assumptions are that floating rate interest is calculated using the prevailing interest rate at the balance sheet date and cash flows in foreign currency are translated using spot rates at the balance sheet date. These cash flows can be analyzed by maturity as follows:

	2021				2020
	Trade and other payables	Debt including lease liabilities	Interest on debt including lease liabilities	Total	Trade and other payables	Debt including lease liabilities	Interest on debt including lease liabilities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Due in less than one year	3,188	263	130	3,581	2,889	561	148	3,598
Due in one to two years	31	507	116	654	34	291	131	456
Due in two to three years	25	257	103	385	20	507	117	644
Due in three to four years	18	295	93	406	15	345	103	463
Due in four to five years	19	491	79	589	14	286	92	392
Due in over five years	244	1,782	207	2,233	211	2,245	285	2,741
Total	3,525	3,595	728	7,848	3,183	4,235	876	8,294

The Group relies on continued access to funding in order to meet its operating obligations, to support the growth of the business and to make acquisitions when opportunities arise. Its sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. The Group holds a $1,100 million (2020: $1,100 million) revolving credit facility that matures in March 2026, a $500 million bilateral facility that matures in March 2022 (2020: $500 million), and a $600 million (2020: $600 million) securitization facility that matures in May 2024. This facility is secured against the assets of Ferguson Receivables, LLC, a wholly owned subsidiary of Ferguson Enterprises, LLC. The assets of Ferguson Receivables, LLC can only be used to settle the obligations of Ferguson Receivables, LLC and creditors of Ferguson Receivables, LLC have no recourse to the general credit of Ferguson plc or that of other Group subsidiaries. All facilities were undrawn at July 31, 2021 and July 31, 2020.
The maturity profile of the Group’s undrawn facilities is as follows:

	2021	2020
	$m	$m
Less than one year	500	500
Between one and two years	—	600
Between two and three years	600	—
Between three and four years	—	—
Between four and five years	1,100	1,100
After five years	—	—
Total	2,200	2,200
At July 31, 2021, the Group has total available facilities, excluding bank overdrafts, of $4,728 million (2020: $5,118 million), of which $2,528 million is drawn (note 19) and $2,200 million is undrawn (2020: $2,918 million and $2,200 million, respectively). The Group does not have any debt factoring or supply chain financing arrangements.
Foreign currency risk
The Group has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 94 percent (2020: 95 percent and 2019: 93 percent) of the Group’s revenue is in U.S. dollars. Within each country it operates, the Group does not have significant transactional foreign currency cash flow exposures. However, those that do arise may be hedged with either forward contracts or currency options. The Group does not normally hedge profit translation exposure since such hedges have only a temporary effect.
The Group’s policy is to adjust the currencies in which its derivative financial assets/(liabilities), cash and cash equivalents and borrowings, are denominated materially to match the currencies in which its trading profit is generated. The net effect of currency translation was to increase revenue by $60 million (2020: decrease by $25 million) and the net effect on trading profit was $nil (2020: $nil). These currency effects primarily reflect a movement of the average U.S. dollar exchange rate against Canadian dollars.
Derivative financial assets/(liabilities), cash and cash equivalents and borrowings by currency were as follows:

	At July 31, 2021			At July 31, 2020
	Derivatives	Cash and borrowings	Total	Derivatives	Cash and borrowings	Total
	$m	$m	$m	$m	$m	$m
U.S. dollars	23	(1,640)	(1,617)	39	(1,186)	(1,147)
Pounds sterling	(1)	90	89	—	(38)	(38)
Other currencies	(1)	174	173	—	173	173
Total	21	(1,376)	(1,355)	39	(1,051)	(1,012)

Net investment hedging
Exchange differences arising from the translation of the net investment in foreign operations are recognized in the statement of comprehensive income and accumulated in the translation reserve. Gains and losses on those hedging instruments designated as hedges of the net investments in foreign operations are recognized in equity in the statement of comprehensive income and accumulated in the translation reserve to the extent that the hedging relationship is effective.
The Group has net financial liabilities denominated in foreign currencies which have been designated as hedges of the net investment in its overseas subsidiaries. The principal value of those financial liabilities designated as hedges at the balance sheet date was $187 million (2020: $368 million and 2019: $327 million). The loss on translation of those financial instruments into U.S. dollars of $31 million (2020: $31 million and 2019: $36 million gain) has been taken to the statement of comprehensive income. There was no hedge ineffectiveness in the year.
Interest rate risk
At July 31, 2021, 85 percent (2020: 83 percent) of borrowings (excluding bank overdrafts) were at fixed rates. The Group borrows in the desired currencies principally at rates determined by reference to short term benchmark rates applicable to the relevant currency or market, such as LIBOR. Rates which reset at least every 12 months are regarded as floating rates and the Group then, if appropriate, considers interest rate swaps to generate the desired interest rate profile.
The Group reviews deposits and borrowings by currency at Treasury Committee and Board meetings. The Treasury Committee gives prior approval to any variations from floating rate arrangements.
The interest rate profile of the Group’s derivative financial assets/(liabilities), cash and cash equivalents and borrowings, including the effect of interest rate swaps is set out below:

	2021			2020
	Floating	Fixed	Total	Floating	Fixed	Total
	$m	$m	$m	$m	$m	$m
U.S. dollars	533	(2,150)	(1,617)	1,284	(2,431)	(1,147)
Pounds sterling	89	—	89	(38)	—	(38)
Other currencies	173	—	173	173	—	173
Total	795	(2,150)	(1,355)	1,419	(2,431)	(1,012)
The Group’s weighted average cost of debt is 4.5 percent. The Group holds issued fixed rate borrowings at July 31, 2021 of $2,505 million comprising 144A Bonds of $1,350 million and Private Placement Notes of $1,155 million (2020: $2,786 million, $1,350 million and $1,436 million respectively) and these carried a weighted average interest rate of 3.8 percent fixed for a weighted average duration of 6.6 years (2020: 3.7 percent for 7.0 years). The Group holds interest rate swap contracts comprising fixed interest receivable on $355 million of notional principal. These are designated as a fair value hedge against $355 million of Private Placement Notes swapping fixed interest for floating. These contracts expire between November 2023 and November 2026 and the fixed interest rates range between 3.3 percent and 3.5 percent. At July 31, 2021, there were $nil floating rate borrowings, excluding overdrafts. At July 31, 2020, floating rate borrowings, excluding overdrafts, had a weighted average interest rate of 1.7 percent.
Monitoring interest rate and foreign currency risk
The Group monitors its interest rate and foreign currency risk by reviewing the effect on financial instruments over various periods of a range of possible changes in interest rates and exchange rates. The financial impact for reasonable approximation of possible changes in interest rates and exchange rates are as follows. The Group has estimated that an increase of one percent in the principal floating interest rates to which it is exposed would result in a credit to the income statement of $8 million (2020: $14 million). The Group has estimated that a weakening of the U.S. dollar by 10 percent against financial instruments denominated in a foreign currency in which the Group does business would result in a charge to the translation reserve of $7 million (2020: $52 million). The Group does not consider that there is a useful way of quantifying the Group’s exposure to any of the macroeconomic variables that might affect the collectability of receivables or the prices of commodities.

21—Provisions

	Environmental and legal	Ferguson Insurance	Restructuring	Property provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
At July 31, 2019	82	77	40	15	51	265
Adjustment on adoption of IFRS 16	—	—	(14)	14	(1)	(1)
On August 1, 2019	82	77	26	29	50	264
Utilized in the year	(4)	(20)	(27)	(1)	(4)	(56)
Changes in discount rate	6	—	—	1	—	7
(Credit)/charge for the year	(1)	18	22	1	(10)	30
Acquisition of businesses	2	—	—	—	—	2
Exchange rate adjustment	1	1	1	3	2	8
At July 31, 2020	86	76	22	33	38	255
Utilized in the year	(4)	(19)	(8)	(1)	(3)	(35)
Changes in discount rate	(5)	—	—	—	—	(5)
Charge/(credit) for the year	15	13	(1)	—	3	30
Reclassified as held for sale	(8)	—	(10)	(33)	(2)	(53)
Exchange rate adjustment	—	—	1	1	1	3
At July 31, 2021	84	70	4	—	37	195
Provisions have been analyzed between current and non-current as follows:

At July 31, 2021	Environmental and legal	Ferguson Insurance	Restructuring	Property provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
Current	20	20	2	—	30	72
Non-current	64	50	2	—	7	123
Total provisions	84	70	4	—	37	195

At July 31, 2020	Environmental and legal	Ferguson Insurance	Restructuring	Property provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
Current	10	5	10	8	20	53
Non-current	76	71	12	25	18	202
Total provisions	86	76	22	33	38	255
The environmental and legal provision includes $64 million (2020: $72 million) for the estimated liability for asbestos litigation on a discounted basis using a long term discount rate of 1.8 percent (2020: 1.0 percent). This amount has been actuarially determined as at July 31, 2021 based on advice from independent professional advisers. The Group has insurance that covers asbestos litigation payments and settlements and based on a review of the insurance carriers and policies in place, the amount of performing insurance cover significantly exceeds the expected future claims. On that basis, it has been determined it is virtually certain the insurance will be recoverable and accordingly an insurance receivable of $64 million (2020: $71 million) has been recorded in other receivables. No material profit or cash flow impact is therefore expected to arise in the foreseeable future in respect of asbestos claims against the Group. Due to the nature of these provisions, the timing of any settlements is uncertain.
Ferguson Insurance provisions represent an estimate, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported on certain risks retained by the Group (principally USA casualty and global property damage). Due to the nature of these provisions, the timing of any settlements is uncertain.
Restructuring provisions include branch closure costs. The weighted average maturity of these obligations is approximately two years.

Other provisions include warranty costs relating to businesses disposed of and product warranty provisions. The weighted average maturity of these obligations is approximately 1.5 years.
22—Retirement benefit obligations
(i)Long-term benefit plans provided by the Group
The principal UK defined benefit plan is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The Group contribution rate is calculated on the Projected Unit Credit Method and agreed with an independent consulting actuary. The plan was closed to new entrants in 2009, it was closed to future service accrual in December 2013, when it was replaced by a defined contribution plan, and during October 2016, it was closed for future non-inflationary salary accrual.
In 2017, the Group secured a buy-in insurance policy with Pension Insurance Corporation for the UK defined benefit plan. This policy covered all of the benefits provided by the plan to pensioner members at the time. The insurance asset is valued as exactly equal to the insured liabilities. The deferred members of the plan at the time were not covered by this policy.
In 2019, the Group offered some deferred members of the UK defined benefit plan an enhanced transfer value to settle their benefits accrued under the plan.
In 2021, prior to the disposal of the UK business, Wolseley UK Limited, the UK defined benefit plan was transferred to Ferguson UK Holdings Limited.
The last triennial valuation for the UK defined benefit pension plan was done as at April 2019 and the deficit reduction funding payments agreed with the trustees as a result of this have been paid. The next triennial valuation is due in April 2022.
The principal plans operated for USA employees are defined contribution plans, which are established in accordance with USA 401k rules. Companies contribute to both employee compensation deferral and profit sharing plans.
In Canada, defined benefit plans and a defined contribution plan are operated. Most of the Canadian defined benefit plans are funded. The contribution rate is calculated on the Projected Unit Credit Method as agreed with independent consulting actuaries.
The Group operates a number of smaller defined benefit and defined contribution plans providing pensions or other long term benefits such as long service or termination awards.
Investment policy
The Group’s investment strategy for its funded post-employment plans is decided locally and, if relevant, by the trustees of the plan and takes account of the relevant statutory requirements. The Group’s objective for the investment strategy is to achieve a target rate of return in excess of the increase in the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return.
For the UK plan, the buy-in insurance policy represents approximately 28 percent of the plan assets. For the remaining assets, the strategy is to invest in such a way that the expected cash flows broadly match a high proportion of the plan’s expected liability cash flows by investing in predominately income-generating asset classes. The investment strategy is subject to regular review by the trustees of the plan in consultation with the Company. For the non-UK plans, the investment strategy is to invest predominantly in equities and bonds.
Investment risk
The present value of the UK defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the actual return on plan assets is below this rate, it will decrease a net surplus or increase a net pension liability. Currently, the plan is predominately invested in fixed income debt instruments such as corporate and government bonds. Due to the long-term nature of the plan liabilities and the maturity of the plan, the trustees of the pension plan consider the investment allocation appropriate to provide protection against the inflation and interest risk inherent in the plan’s underlying liabilities.

Interest risk
A decrease in the bond interest rate will increase the UK plan liability and this will be partially offset by an increase in the value of the plan’s debt investments.
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of the UK plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.
(ii)Financial impact of plans

As disclosed in the Group balance sheet	2021	2020
	$m	$m
Non-current asset	108	—
Non-current liability	(12)	(61)
Net asset/(liability)	96	(61)

	2021			2020
Analysis of Group balance sheet net asset/(liability)	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
Fair value of plan assets	2,175	129	2,304	2,012	110	2,122
Present value of defined benefit obligations	(2,067)	(141)	(2,208)	(2,039)	(144)	(2,183)
Net asset/(liability)	108	(12)	96	(27)	(34)	(61)

Analysis of total expense recognized in the Group income statement	2021	2020	2019
	$m	$m	$m
Administrative costs	3	3	2
Settlement losses, past service costs and administrative costs	—	—	9
Charged to operating costs (note 9)	3	3	11
Charged/(credited) to finance costs (note 4)	2	(3)	(5)
Total expense recognized in the Group income statement	5	—	6

Expected employer contributions to the defined benefit plans for the year ending July 31, 2022 are $2 million.
The remeasurement of the defined benefit net asset is included in the Group statement of comprehensive income.

Analysis of amount recognized in the Group statement of comprehensive income	2021	2020	2019
	$m	$m	$m
The return on plan assets (excluding amounts included in net interest expense)	34	96	134
Actuarial gain/(loss) arising from changes in demographic assumptions	22	(62)	38
Actuarial gain/(loss) arising from changes in financial assumptions	20	(211)	(210)
Actuarial gain/(loss) arising from experience adjustments	31	(58)	2
Remeasurement of retirement benefit plans	107	(235)	(36)
Tax (charge)/credit	(19)	44	6
Total amount recognized in the Group statement of comprehensive income	88	(191)	(30)
The cumulative amount of actuarial losses recognized in the Group statement of comprehensive income is $652 million (2020: $759 million and 2019: $524 million).

The fair value of plan assets is as follows:

	2021			2020
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
On August 1	2,012	110	2,122	1,788	116	1,904
Interest income	31	3	34	39	3	42
Employers’ contributions	55	1	56	15	—	15
Benefit payments	(68)	(9)	(77)	(64)	(9)	(73)
Remeasurement gain:
Return on plan assets (excluding amounts included in net interest expense)	18	16	34	94	2	96
Exchange rate adjustment	127	8	135	140	(2)	138
At July 31	2,175	129	2,304	2,012	110	2,122
Actual return on plan assets	49	19	68	133	5	138
Employers’ contributions included special funding contributions of $53 million (2020: $13 million).
The plan assets were invested in a diversified portfolio comprised of:

	2021			2020
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
Equity type assets quoted	—	48	48	165	65	230
Government bonds quoted	492	40	532	566	23	589
Corporate bonds quoted	884	13	897	385	12	397
Cash	19	1	20	44	—	44
Insurance policies	602	—	602	609	—	609
Securitized fixed income assets	178	—	178	167	—	167
Other	—	27	27	76	10	86
Total fair value of assets	2,175	129	2,304	2,012	110	2,122
The present value of defined benefit obligations is as follows:

	2021			2020
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
On August 1	2,039	144	2,183	1,610	141	1,751
Current service costs (including administrative costs)	3	—	3	3	—	3
Interest cost	31	4	35	35	4	39
Benefit payments	(68)	(9)	(77)	(64)	(9)	(73)
Remeasurement (gain)/loss:
Actuarial (gain)/loss arising from changes in demographic assumptions	(22)	—	(22)	62	—	62
Actuarial (gain)/loss arising from changes in financial assumptions	(11)	(9)	(20)	202	9	211
Actuarial (gain)/loss arising from experience adjustments	(31)	—	(31)	57	1	58
Exchange rate adjustment	126	11	137	134	(2)	132
At July 31	2,067	141	2,208	2,039	144	2,183

An analysis of the present value of defined benefit obligations by funding status is shown below:

	2021	2020
	$m	$m
Amounts arising from wholly unfunded plans	3	3
Amounts arising from plans that are wholly or partly funded	2,205	2,180
Total present value of defined benefit obligations	2,208	2,183

(iii)Valuation assumptions
The financial assumptions used to estimate defined benefit obligations are:

	2021		2020
	UK	Non-UK	UK	Non-UK
	%	%	%	%
Discount rate	1.7	2.9	1.5	2.4
Inflation rate	3.1	2.0	2.9	2.0
Increase to deferred benefits during deferment	2.4	n/a	2.1	n/a
Increases to pensions in payment	3.0	2.0	2.6	2.0
Salary increases	2.4	n/a	2.1	2.5
The life expectancy assumptions used to estimate defined benefit obligations are:

	2021		2020
	UK	Non-UK	UK	Non-UK
	Years	Years	Years	Years
Current pensioners (at age 65)—male	22	22	22	22
Current pensioners (at age 65)—female	25	25	25	24
Future pensioners (at age 65)—male	23	23	23	23
Future pensioners (at age 65)—female	25	26	26	26
The weighted average duration of the defined benefit obligation is 20.0 years (2020: 21.1 years).
(iv)Sensitivity analysis
The Group considers that the most sensitive assumptions are the discount rate, inflation rate and life expectancy. The sensitivity analyses below shows the (increase)/decrease in the Group’s defined benefit plan net asset/liability of reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

	2021			2020
	Change	UK	Non-UK	Change	UK	Non-UK
		$m	$m		$m	$m
Discount rate	+0.25%	85	4	+0.25%	88	5
	(0.25)%	(89)	(5)	(0.25)%	(96)	(5)
Inflation rate	+0.25%	(77)	—	+0.25%	(85)	—
	(0.25)%	78	3	(0.25)%	75	4
Life expectancy	1 year	(70)	(5)	1 year	(56)	(5)
The UK defined benefit plan holds a buy-in policy asset which exactly equals the insured liability. The above sensitivities are in respect of the Group’s remaining defined benefit plan net asset/liability.

23—Share capital
(i)Ordinary shares in issue

	2021		2020
Allotted and issued shares	Number of shares	Cost	Number of shares	Cost
		$m		$m
Number/cost of ordinary 10 pence shares in the Company (million)	232	30	232	30
The authorized share capital of the Company is 500 million ordinary 10 pence shares (2020: 500 million ordinary 10 pence shares).
All the allotted and issued shares, including those held by Employee Benefit Trusts and in Treasury, are fully paid or credited as fully paid.
A summary of the movements in the year is detailed in the following table:

	2021	2020
Number of ordinary 10 pence shares in the Company in issue at July 31	232,171,182	232,171,182
(ii)Treasury shares
The shares purchased under the Group’s buy back programs have been retained in issue as Treasury shares and represent a deduction from equity attributable to shareholders of the Company.
A summary of the movements in Treasury shares in the year is detailed in the following table:

	2021		2020
	Number of shares	Cost	Number of shares	Cost
		$m		$m
Treasury shares held by the Company on August 1	7,280,222	570	2,036,945	146
Treasury shares purchased under irrevocable commitment from prior year	—	—	2,139,221	159
		570		305
Treasury shares purchased	3,020,368	400	3,452,349	292
Disposal of Treasury shares to settle share options	(437,774)	(39)	(348,293)	(27)
Treasury shares held by the Company at July 31	9,862,816	931	7,280,222	570
Consideration received in respect of shares transferred to participants in certain long term incentive plans and all-employee plans amounted to $18 million (2020: $11 million).

(iii)Own shares
Two Employee Benefit Trusts have been established in connection with the Company’s discretionary share option plans and long term incentive plans.
A summary of the movements in own shares held in Employee Benefit Trusts is detailed in the following table:

	2021		2020
	Number of shares	Cost	Number of shares	Cost
		$m		$m
Own shares in the Company on August 1	1,277,347	88	1,563,778	102
New shares purchased	—	—	307,345	26
Exercise of share options	(444,158)	(30)	(593,776)	(40)
Own shares in the Company at July 31	833,189	58	1,277,347	88
Consideration received in respect of shares transferred to participants in the discretionary share option plans and long term incentive plans amounted to $nil (2020: $nil). At July 31, 2021, the shares held in the trusts had a market value of $117 million (2020: $114 million).
Dividends due on shares held by the Employee Benefit Trusts are waived in accordance with the provisions of the trust deeds.
24—Reconciliation of profit to cash generated from operations
Profit for the year is reconciled to cash generated from continuing and discontinued operations as follows:

	2021	2020	2019
	$m	$m	$m
Profit for the year attributable to shareholders	1,508	961	1,108
Net finance costs	146	144	70
Share of (profit)/loss after tax of associates	(1)	2	(2)
Gain on disposal of interests in associates and other investments	—	(7)	(3)
Impairment of interests in associates	—	22	9
Tax charge	253	307	267
Loss/(gain) on disposal and closure of businesses and impairment of assets held for sale	184	3	(53)
Amortization of acquired intangible assets	134	130	110
Amortization of non-acquired intangible assets	39	35	31
Depreciation and impairment of right of use assets	254	278	—
Depreciation and impairment of property, plant and equipment	136	159	147
Gain on disposal of property, plant and equipment, and assets held for sale	(3)	(3)	(7)
(Increase)/decrease in inventories	(825)	19	(172)
(Increase)/decrease in trade and other receivables	(769)	210	(132)
Increase/(decrease) in trade and other payables	1,023	(9)	227
Decrease in provisions and other liabilities	(57)	(25)	(25)
Share-based payments	71	26	34
Cash generated from operations	2,093	2,252	1,609

25—Acquisitions
The Group acquired the following businesses during the year ended July 31, 2021, which are all engaged in the distribution of plumbing and heating products and were acquired to support growth in the USA. All transactions have been accounted for by the acquisition method of accounting.

Name	Date of acquisition	Country of incorporation	Shares/asset deal	Acquired %
Old Dominion Supply, Inc.	October 2020	USA	Shares	100%
Atlantic Construction Fabrics, Inc.	November 2020	USA	Assets	100%
Nova Wildcat Amerock Holdings, Inc.	January 2021	USA	Shares	100%
Clarksville Lighting & Appliance, LLC	January 2021	USA	Assets	100%
The Kitchen Showcase, Inc.	June 2021	USA	Assets	100%
Moore Industrial Supply	July 2021	USA	Assets	100%
Canyon Pipe & Supply, Inc.	July 2021	USA	Assets	100%
The assets and liabilities acquired and the consideration for all acquisitions in the year are as follows:

	2021	2020
	$m	$m
Intangible assets:
Software	—	13
Trade names and brands	17	34
Customer relationships	132	101
Other	15	3
Right of use assets	12	30
Property, plant and equipment	11	19
Inventories	51	58
Trade and other receivables	45	62
Cash, cash equivalents and bank overdrafts	13	6
Lease liabilities	(12)	(30)
Trade and other payables	(30)	(28)
Deferred tax	(10)	(11)
Provisions	—	(2)
Total	244	255
Goodwill arising	80	78
Consideration	324	333
Satisfied by:
Cash	299	321
Deferred consideration	25	12
Total consideration	324	333
The fair values acquired are provisional figures, being the best estimates currently available. Further adjustments may be necessary when additional information is available for some of the judgmental areas.
The goodwill arising on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access and additional profitability and operating efficiencies available in respect of existing markets.
The acquisitions contributed $159 million to revenue, $9 million to segment trading profit, $10 million loss to the Group’s operating profit, $15 million loss to the Group’s profit before tax and $17 million loss to the Group’s profit after tax for the period between the date of acquisition and the balance sheet date.

If each acquisition had been completed on the first day of the financial year, continuing revenue would have been $22,999 million, continuing trading profit would have been $2,195 million, continuing operating profit would have been $2,044 million, continuing profit before tax would have been $1,895 million and continuing profit after tax would have been $1,653 million.
The net outflow of cash in respect of the purchase of businesses is as follows:

	2021	2020	2019
	$m	$m	$m
Purchase consideration	299	321	656
Deferred and contingent consideration in respect of acquisitions from prior years	49	36	12
Cash consideration	348	357	668
Cash, cash equivalents and bank overdrafts acquired	(13)	(6)	(11)
Net cash outflow in respect of the purchase of businesses	335	351	657
26—Disposals
On January 29, 2021, the Group disposed of the shares in its UK business, Wolseley UK Limited. There were no other disposals in the year ended July 31, 2021.
The Group recognized a total loss on disposals in the period of $356 million (2020: $nil million), which is comprised of a loss on the current period disposal of the UK business of $370 million (2020: $nil million) and a gain on prior year disposals of $14 million (2020: $nil million). The total loss is reported within discontinued operations.
The loss on current period disposal is as follows:

	2021	2020
	$m	$m
Consideration received	422	—
Net assets disposed of	(390)	—
Disposal costs and provisions	(32)	—
Recycling of deferred foreign exchange losses	(370)	—
Current period loss on disposal	(370)	—
Net assets disposed of were held in assets and liabilities held for sale.
The net inflow of cash in respect of disposals of businesses related to discontinued operations is as follows:

	2021	2020	2019
	$m	$m	$m
Cash consideration received for current period disposals (net of cash disposed of)	395	—	220
Cash consideration received in respect of prior year disposals	19	9	(2)
Cash paid in respect of prior year disposals	(2)	(2)	(16)
Disposal costs paid	(32)	—	(1)
Net cash flow in respect of disposals of businesses	380	7	201

27—Changes in cash and cash equivalents, bank overdrafts and liabilities arising from financing activities

	Cash and cash equivalents (note 17)	Bank overdrafts (note 19)	Total cash, cash equivalents and bank overdrafts	Derivative financial instruments (note 20)	Loans (note 19)	Obligations under finance leases	Total excluding lease liabilities	Lease Liabilities (note 12)	Total including lease liabilities
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At July 31, 2018	833	(375)	458	(2)	(1,530)	(6)	(1,080)	—	(1,080)
Cash movements
Proceeds from loans and derivatives			—	(7)	(750)	—	(757)	—	(757)
Repayments of loans			—	—	2	—	2	—	2
Finance lease capital payments			—	—	—	3	3	—	3
Changes due to disposal of businesses			(1)	—	—	—	(1)	—	(1)
Changes due to acquisition of businesses			11	—	—	(3)	8	—	8
Other cash flows			628	—	—	—	628	—	628
Non-cash movements
Fair value and other adjustments			—	25	(26)	—	(1)	—	(1)
Exchange movements			(10)	6	7	—	3	—	3
At July 31, 2019	1,133	(47)	1,086	22	(2,297)	(6)	(1,195)	—	(1,195)
Adjustment on adoption of IFRS 16	—	—	—	—	—	6	6	(1,481)	(1,475)
At August 1, 2019	1,133	(47)	1,086	22	(2,297)	—	(1,189)	(1,481)	(2,670)
Cash movements
Proceeds from loans and derivatives			—	(7)	(1,162)	—	(1,169)	—	(1,169)
Repayments of loans			—	—	566	—	566	—	566
Lease liability capital payments(1)			—	—	—	—	—	295	295
Interest paid on lease liabilities(1)			—	—	—	—	—	53	53
Changes due to acquisition of businesses			6	—	—	—	6	—	6
Other cash flows			771	—	—	—	771	—	771
Non-cash movements
Lease liability additions			—	—	—	—	—	(115)	(115)
Changes in lease liabilities due to acquisition of businesses			—	—	—	—	—	(30)	(30)
Discount unwinding on lease liabilities			—	—	—	—	—	(53)	(53)
Fair value and other adjustments			—	28	(20)	—	8	(16)	(8)
Exchange movements			4	(4)	(5)	—	(5)	(8)	(13)
At July 31, 2020	2,115	(248)	1,867	39	(2,918)	—	(1,012)	(1,355)	(2,367)
Cash movements
Proceeds from loans and derivatives			—	(4)	—	—	(4)	—	(4)
Repayments of loans			—	—	375	—	375	—	375
Lease liability capital payments(1)			—	—	—	—	—	296	296
Interest paid on lease liabilities(1)			—	—	—	—	—	46	46
Changes due to disposal of businesses			(27)	—	—	—	(27)	133	106
Changes due to acquisition of businesses			13	—	—	—	13	—	13
Other cash flows			(702)	—	—	—	(702)	—	(702)
Non-cash movements
Lease liability additions			—	—	—	—	—	(97)	(97)
Discount unwinding on lease liabilities			—	—	—	—	—	(46)	(46)
Changes in lease liabilities due to acquisition of businesses			—	—	—	—	—	(12)	(12)
Fair value and other adjustments			—	(13)	15	—	2	(44)	(42)
Exchange movements			1	(1)	—	—	—	(11)	(11)
At July 31, 2021	1,335	(183)	1,152	21	(2,528)	—	(1,355)	(1,090)	(2,445)

(1)Total cash outflow in relation to leases including short term leases, leases of low value assets and sublease income in the year ended July 31, 2021, was $359 million (2020: $377 million).

28—Related party transactions
The Group purchases goods and services from companies which are indirect wholly owned subsidiaries of companies which are controlled or significantly influenced by persons who are also Ferguson Non-Executive Directors. In the year ended July 31, 2021, the Group purchased goods and services totaling $24 million (2020: $18 million and 2019: $7 million) from and owed $nil (2020: $nil and 2019: $nil) to these companies. The goods and services are purchased on an arm’s-length basis.
The Group made a donation of $2 million (2020: $nil and 2019: $nil) to a charity which has a board member who is a related party of the Group. As at July 31, 2021, the Group has committed to donate a further $1 million (2020: $nil) to this charity.
There are no other related party transactions requiring disclosure under IAS 24 “Related Party Disclosures” in the years ended July 31, 2021, July 31, 2020 and July 31, 2019 other than the compensation of key management personnel which is set out in note 9.
29—Contingent liabilities
Group companies are, from time to time, subject to certain claims and litigation arising in the normal course of business in relation to, among other things, the products that they supply, contractual and commercial disputes and disputes with employees. Provision is made if, on the basis of current information and professional advice, liabilities are considered likely to arise. In the case of unfavorable outcomes, the Group may benefit from applicable insurance protection.
Warranties and indemnities in relation to business disposals
Over the past few years, the Group has disposed of a number of non-core businesses and various Group companies have provided certain standard warranties and indemnities to acquirers and other third parties. Provision is made where the Group considers that a liability is likely to crystallize, though it is possible that claims in respect of which no provision has been made could crystallize in the future. Group companies have also made contractual commitments for certain property and other obligations which could be called upon in an event of default. As at the date of this report, appropriate provisions have been made in respect of claims relating to businesses disposed of.
Environmental liabilities
The operations of certain Group companies are subject to specific environmental regulations. From time to time, the Group conducts preliminary investigations through third parties to assess potential soil or groundwater contamination of sites. Where an obligation to remediate contamination arises, this is provided for, though future liabilities could arise from sites for which no provision is made.
Outcome of claims and litigation
The outcome of claims and litigation to which Group companies are party cannot readily be foreseen as, in some cases, the facts are unclear, further time is needed to assess properly the merits of the case, or they are part of continuing legal proceedings. However, based on information currently available, the Directors consider that the cost to the Group of an unfavorable outcome arising from such litigation is not expected to have a material adverse effect on the financial position of the Group.
30—Events after the reporting period
There are no post-balance sheet events requiring disclosure under IAS 10 “Events after the Reporting Period”.